Exhibit 99.2

The taking of (i) any of the Debt Documents (including this document) or (ii) any certified copy thereof or (iii) any document which constitutes substitute documentation thereof including written confirmations or references (the “Stamp Duty Sensitive Documents”) into Austria may cause the imposition of Austrian stamp duty. The same, inter alia, applies to (a) the sending of Stamp Duty Sensitive Documents to an Austrian addressee by fax, (b) the sending of any e-mail communication to which an electronic scan copy (e.g., pdf or tif) of a Stamp Duty Sensitive Document is attached to an Austrian addressee and (c) the sending of any e-mail communication carrying an electronic or digital signature which refers to a Stamp Duty Sensitive Document to an Austrian addressee. Accordingly, in particular, keep any Stamp Duty Sensitive Documents outside of Austria and avoid (a) sending Stamp Duty Sensitive Documents by fax to an Austrian addressee, (b) sending any e-mail communication to which an electronic scan copy of a Stamp Duty Sensitive Document is attached to an Austrian addressee and (c) sending any e-mail communication carrying an electronic or digital signature which refers to a Stamp Duty Sensitive Document to an Austrian addressee.

INTERCREDITOR AGREEMENT

originally dated 3 July 2014 as amended and restated

from time to time including,

pursuant to the 2017 Amendment and Restatement Agreement

NOMAD FOODS LIMITED

AS LISTCO

CREDIT SUISSE AG, LONDON BRANCH

AS FACILITY AGENT

DEUTSCHE TRUSTEE COMPANY LIMITED

AS ORIGINAL SENIOR SECURED NOTES TRUSTEE

CREDIT SUISSE AG, LONDON BRANCH

AS SECURITY AGENT

AND

CERTAIN ENTITIES

(IN THE VARIOUS CAPACITIES NAMED HEREIN)

Ref: L-238225

Linklaters LLP

i

THIS AGREEMENT is dated 3 July 2014 as amended from time to time, including on the 2017 Effective Date pursuant to the 2017 Amendment and Restatement Agreement and made between:

(1)	NOMAD FOODS LIMITED (the “Listco”);

(2)	NOMAD FOODS EUROPE MIDCO LIMITED (the “Midco”);

(3)	CREDIT SUISSE AG, LONDON BRANCH as agent for the Senior Secured Facilities Lenders (the “Facility Agent”);

(4)	DEUTSCHE TRUSTEE COMPANY LIMITED as trustee for each Senior Secured Noteholder under and in connection with the Original Senior Secured Notes (the “Original Senior Secured Notes Trustee”);

(5)	THE FINANCIAL INSTITUTIONS listed in Part III of Schedule 1 (The Parties) as Original Lenders in respect of the Senior Secured Facilities (the “Original Lenders”);

(6)	CREDIT SUISSE AG, LONDON BRANCH, DEUTSCHE BANK AG, LONDON BRANCH, GOLDMAN SACH BANK USA and UBS LIMITED as Arrangers (as defined in the Senior Secured Facilities Agreement) of the Senior Secured Facilities (the “Original Arrangers”);

(7)	THE FINANCIAL INSTITUTIONS listed in Part IV of Schedule 1 (The Parties) as Hedge Counterparties;

(8)	UPON ACCESSION, each trustee for any Second Lien Debt Noteholders (each, a “Second Lien Debt Notes Trustee”);

(9)	THE COMPANIES listed in Part I of Schedule 1 (The Parties) as debtors (the “Original Debtors”);

(10)	THE COMPANIES listed in Part II of Schedule 1 (The Parties) as intra-group lenders (the “Original Intra-Group Lenders”); and

(11)	CREDIT SUISSE AG, LONDON BRANCH as security agent and trustee for the Secured Parties (the “Security Agent”).

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement:

“1992 ISDA Master Agreement” means the Master Agreement (Multicurrency - Cross Border) as published by the International Swaps and Derivatives Association, Inc.

“2002 ISDA Master Agreement” means the 2002 Master Agreement as published by the International Swaps and Derivatives Association, Inc.

“2017 Amendment and Restatement Agreement” means the amendment and restatement agreement in relation to this Agreement and the Senior Secured Facilities Agreement dated 28 April 2017 between, among others, Listco, Midco and the Security Agent.

“2017 Effective Date” has the meaning given to the term “Effective Date” in the 2017 Amendment and Restatement Agreement.

“Acceleration Event” means a Credit Facility Acceleration Event, a Senior Secured Notes Acceleration Event, a Pari Passu Debt Acceleration Event or a Second Lien Debt Acceleration Event (as the context requires).

“Affiliate” means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

“Agent” means:

(a)	in relation to the Credit Facility Lenders, the applicable Credit Facility Agent;

(b)	in relation to any Senior Secured Noteholders, the applicable Senior Secured Notes Trustee;

(c)	in relation to any Pari Passu Debt Creditors (excluding any Pari Passu Debt Representative and the Security Agent), the applicable Pari Passu Debt Representative; and

(d)	in relation to any Second Lien Debt Creditors (excluding any Second Lien Debt Representative and the Security Agent), the applicable Second Lien Debt Representative.

“Agent Liabilities” means all present and future liabilities and obligations, whether actual or contingent and whether incurred solely or jointly of any Debtor to any Agent (in its capacity as agent or, as applicable, trustee for certain Senior Creditors) under the Debt Documents (including, in respect of any Senior Secured Notes Trustee, its Senior Secured Notes Trustee Amounts and, in respect of any Pari Passu Debt Representative, any equivalent or analogous amounts in respect of it in such capacity and, in respect of any Second Lien Debt Representative, any equivalent or analogous amounts in respect of it in such capacity (including the Second Lien Debt Notes Trustee Amounts).

“Agreed Security Principles” means the Security Principles (as defined in the Senior Secured Facilities Agreement).

“Ancillary Document” means each document relating to or evidencing an Ancillary Facility.

“Ancillary Facility” means:

(a)	any ancillary facility made available by an Ancillary Lender in accordance with clause 9 (Ancillary Facilities) of the Senior Secured Facilities Agreement; and

(b)	any ancillary facility made available by an Ancillary Lender under and in accordance with a Credit Facility Agreement.

“Ancillary Lender” means:

(a)	each Senior Secured Facilities Lender (or Affiliate of a Senior Secured Facilities Lender) which makes an Ancillary Facility available pursuant to the terms of the Senior Secured Facilities Agreement; and

(b)	each Credit Facility Lender (or Affiliate of a Credit Facility Lender) which makes an Ancillary Facility available pursuant to the terms of a Credit Facility Agreement.

“Arranger”:

(a)	means each Original Arranger; and

(b)	has the meaning given to the term “Arranger” in each other relevant Credit Facility Agreement and in each Pari Passu Debt Agreement in respect of each Pari Passu Debt Loan.

“Arranger Liabilities” means all present and future liabilities and obligations, actual and contingent, of any Debtor to any Arranger under the Debt Documents.

“Austrian Debtor” means any Debtor incorporated in the Republic of Austria.

“Available Commitment” has the meaning given to the term “Available Commitment” in each relevant Credit Facility Agreement and, in relation to any Pari Passu Debt Loan, in each applicable Pari Passu Debt Agreement and, in relation to any Second Lien Debt Loan, in each Second Lien Debt Agreement.

“Belgian Debtor” means any Debtor being incorporated in Belgium.

“Bidco” means Nomad Foods Europe Limited, a company incorporated in England and Wales with registered number 5879466, which is a wholly-owned subsidiary of Midco.

“Borrowing Liabilities” means, in relation to a member of the Group, the liabilities (not being Guarantee Liabilities) it may have as a principal debtor to a Creditor (other than to an Agent or an Arranger), Subordinated Creditor or Debtor in respect of Financial Indebtedness arising under the Debt Documents whether incurred solely or jointly and including, without limitation, liabilities as a Credit Facility Borrower, liabilities as a Senior Secured Notes Issuer and/or liabilities as a borrower or issuer under any Pari Passu Debt Documents and/or liabilities as a Second Lien Debt Notes Issuer and/or liabilities as a borrower or issuer under any Second Lien Debt Documents.

“Business Day” means a business day in London and a business day in any other jurisdiction specified in the definition of “Business Day” under a relevant Credit Facility Agreement.

“Cash Equivalents” has the meaning given to the term Cash Equivalent Investments in the Senior Secured Facilities Agreement.

“Charged Property” means all of the assets which from time to time are, or are expressed to be, the subject of the Transaction Security.

“Close-Out Netting” means:

(a)	in respect of a Hedging Agreement or a Hedging Ancillary Document based on a 1992 ISDA Master Agreement, any step involved in determining the amount payable in respect of an Early Termination Date (as defined in the 1992 ISDA Master Agreement) under section 6(e) of the 1992 ISDA Master Agreement before the application of any subsequent Set-off (as defined in the 1992 ISDA Master Agreement);

(b)	in respect of a Hedging Agreement or a Hedging Ancillary Document based on a 2002 ISDA Master Agreement, any step involved in determining an Early Termination Amount (as defined in the 2002 ISDA Master Agreement) under section 6(e) of the 2002 ISDA Master Agreement; and

(c)	in respect of a Hedging Agreement or a Hedging Ancillary Document not based on an ISDA Master Agreement, any step involved on a termination of the hedging transactions under that Hedging Agreement pursuant to any provision of that Hedging Agreement which has a similar effect to either provision referred in paragraphs (a) and (b) above.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

“Common Assurance” means any guarantee, indemnity or other assurance against loss in respect of any of the Liabilities, the benefit of which (however conferred) is, to the extent legally possible and subject to any Agreed Security Principles, given to all the Secured Parties or, as the case may be, certain of the Secured Parties to the extent consistent with the requirements of this Agreement, in respect of their Liabilities.

“Common Currency” means euro.

“Common Currency Amount” means, in relation to an amount, that amount converted (to the extent not already denominated in the Common Currency) into the Common Currency at the Security Agent’s Spot Rate of Exchange on the Business Day prior to the relevant calculation.

“Consent” means any consent, instruction, approval, release or waiver or agreement to any amendment.

“Consultation Period” has the meaning given to that term by Clause 13.6 (Consultation).

“Corresponding Debt” has the meaning given to that term in paragraph (b) of Clause 16.3 (Parallel Debt (covenant to pay the Security Agent)).

“Credit Facility” means the Senior Secured Facilities and, subject to compliance with the requirements of Clause 7.1 (New Debt Financing), a New Credit Facility.

“Credit Facility Acceleration Event” means:

(a)	a Declared Default (as that term is defined in the Senior Secured Facilities Agreement);

(b)	an RCF Declared Default (as that term is defined in the Senior Secured Facilities Agreement);

(c)	the occurrence of any Event of Default relating to the Senior Secured Facilities Agreement which automatically invokes acceleration provisions under the Senior Secured Facilities Agreement, including the occurrence of any such Event of Default under paragraphs (a)(v) or (a)(vi) of clause 28.6 (Insolvency Proceedings) of the Senior Secured Facilities Agreement (save to the extent waived under that document); or

(d)

in relation to a New Credit Facility and following the occurrence of an Event of Default (relating to such New Credit Facility) which is continuing (including, without limitation, any Event of Default expressed to be for the benefit of revolving credit facility lenders only), the Credit Facility Agent in respect of such New Credit Facility exercising any of its rights under (and in accordance with the terms of) the applicable New Credit Facility

Agreement to demand immediate repayment of such New Credit Facility (including, without limitation, demanding only immediate repayment of any revolving credit facility) or, as in the case may be, any analogous action under, and in accordance with the terms of, the applicable Credit Facility Agreement in respect of that New Credit Facility, such as demanding immediate cash cover in relation to any letter of credit, or any acceleration provisions being automatically invoked (save to the extent waived under that document), in each case, under, and in accordance with the terms of, such Credit Facility Agreement (but excluding placing amounts on demand without making such demand).

“Credit Facility Agent” means:

(a)	the Facility Agent; and

(b)	any agent in respect of each Credit Facility which has acceded to this Agreement pursuant to Clause 18.13 (Creditor/Agent Accession Undertaking).

“Credit Facility Agreement” means:

(a)	the Senior Secured Facilities Agreement; and

(b)	if applicable, each facility agreement or other instrument evidencing the terms of a Credit Facility.

“Credit Facility Borrower” means any Debtor which is a “Borrower” or is otherwise designated (including, without limitation, pursuant to clause 9.8 (Affiliates of Borrowers) of the Senior Secured Facilities Agreement (or any analogous provision of any other Credit Facility Agreement) as a borrower or principal debtor under:

(a)	the Senior Secured Facilities Agreement; and

(b)	if applicable, each relevant Credit Facility Agreement.

“Credit Facility Cash Cover” has the meaning given to the term “cash cover” in:

(a)	the Senior Secured Facilities Agreement; and

(b)	if applicable, each relevant Credit Facility Agreement.

“Credit Facility Commitment” has the meaning given to the term “Commitment” in:

(a)	the Senior Secured Facilities Agreement;

(b)	if applicable, each relevant Credit Facility Agreement;

(c)	the applicable Pari Passu Debt Agreement in respect of any Pari Passu Debt Loan; or

(d)	for the purposes of Clause 26.6 (Disenfranchisement of Defaulting Lenders) and the definition of “Senior Secured Credit Participation” (only) and to the extent applicable in respect of any Pari Passu Debt Creditor (excluding any Pari Passu Debt Representative, any Arranger (referred to in paragraph (b) of that definition) in respect of any Pari Passu Debt Loan and the Security Agent) in respect of any Pari Passu Debt Loan, the applicable Pari Passu Debt Agreement.

“Credit Facility Discharge Date” means the later to occur of:

(a)	the Senior Secured Facilities Discharge Date; and

(b)	if applicable, the date on which all Credit Facility Lender Liabilities have been fully and finally discharged to the satisfaction of each relevant Credit Facility Agent, whether or not as the result of an enforcement, and the relevant Credit Facility Lenders are under no further obligation to provide financial accommodation to any of the Debtors under any of the Credit Facility Finance Documents.

“Credit Facility Finance Document” has the meaning given to the term “Finance Document” in:

(a)	the Senior Secured Facilities Agreement; and

(b)	if applicable, each relevant Credit Facility Agreement.

“Credit Facility Finance Party” has the meaning given to the term “Finance Party” in:

(a)	the Senior Secured Facilities Agreement; and

(b)	if applicable, each relevant Credit Facility Agreement.

“Credit Facility Lender Cash Collateral” means:

(a)	any cash collateral provided by a Credit Facility Lender to an Issuing Bank pursuant to the Senior Secured Facilities Agreement; and

(b)	if applicable, any cash collateral provided by a Credit Facility Lender to an Issuing Bank pursuant to any terms of the Credit Facility Finance Documents substantially similar to the clause referred to in paragraph (a) above.

“Credit Facility Lender Liabilities” means the Liabilities owed by the Debtors to the Credit Facility Finance Parties under the Credit Facility Finance Documents.

“Credit Facility Lenders” means:

(a)	each Senior Secured Facilities Lender; and

(b)	if applicable, each Lender (under and as defined in each relevant Credit Facility Agreement), each Issuing Bank and each Ancillary Lender.

“Creditor/Agent Accession Undertaking” means:

(a)	an undertaking substantially in the form set out in Schedule 3 (Form of Creditor/Agent Accession Undertaking) or any other form agreed by the Security Agent;

(b)	a Transfer Certificate and Lender Accession Undertaking (as defined in each relevant Credit Facility Agreement) (provided that it contains an accession to this Agreement with substantially the same language as that contained in the form set out in Schedule 3 (Form of Creditor/Agent Accession Undertaking));

(c)	a Lender Accession Notice (as defined in each relevant Credit Facility Agreement); or

(d)	in the case of an acceding Debtor which is expressed to accede as an Intra-Group Lender in the relevant Debtor Accession Deed, that Debtor Accession Deed.

“Creditor Representative” means each Agent or, in each case, any person appointed by an Agent (and notified to Listco, the Security Agent and each other Agent) to act on its behalf for the purposes of Clause 13 (Enforcement of Transaction Security).

“Creditors” means the Senior Secured Creditors, the Second Lien Debt Creditors, the Intra-Group Lenders and the Subordinated Creditors.

“Debt Document” means each of this Agreement, the Senior Secured Finance Documents, the Second Lien Debt Documents, the Security Documents, any agreement evidencing the terms of the Intra-Group Liabilities or the Subordinated Liabilities and any other document designated as such by the Security Agent and Listco.

“Debtor” means each Original Debtor and any other person which becomes a Party as a Debtor in accordance with the terms of Clause 18 (Changes to the Parties).

“Debtor Accession Deed” means:

(a)	a deed substantially in the form set out in Schedule 2 (Form of Debtor Accession Deed) or any other form agreed by the Security Agent and the Debtors’ Agent; or

(b)	only in the case of a member of the Group which is acceding as a borrower or guarantor under a Credit Facility Agreement, under any Pari Passu Debt Agreement for a Pari Passu Debt Loan or under any Second Lien Debt Agreement for a Second Lien Debt Loan, an Accession Letter (as defined therein, in each case) (provided that it contains an accession to this Agreement with substantially the same language as that contained in the form set out in Schedule 2 (Form of Debtor Accession Deed)).

“Debtor Liabilities” means, in relation to a member of the Group, any liabilities owed to any Debtor (whether actual or contingent and whether incurred solely or jointly) by that member of the Group.

“Debtor Resignation Request” means a notice substantially in the form set out in Schedule 4 (Form of Debtor Resignation Request).

“Default” means an Event of Default or any event or circumstance which would (with the expiry of a grace period, the giving of notice, the making of any determination under the relevant Debt Documents or any combination of any of the foregoing) be an Event of Default, provided that any such event or circumstance which expressly requires the satisfaction of any condition as to materiality before it may become an Event of Default shall not be a Default until that condition is satisfied.

“Defaulting Lender” means:

(a)	in relation to a Credit Facility Agreement, a Credit Facility Lender which is a Defaulting Lender under and as defined in the relevant Credit Facility Agreement;

(b)	in relation to any Pari Passu Debt Agreement in respect of any Pari Passu Debt Loan, a Pari Passu Debt Creditor (excluding any Pari Passu Debt Representative, any Arranger (referred to in paragraph (b) of that definition) in respect of any Pari Passu Debt Loan and the Security Agent) thereunder which is a Defaulting Lender under and as defined in such Pari Passu Debt Agreement; and

(c)	in relation to any Second Lien Debt Agreement in respect of any Second Lien Debt Loan, a Second Lien Debt Creditor (excluding any Second Lien Debt Representative, any arranger of that Second Lien Debt Loan (in its capacity as such) and the Security Agent) thereunder which is a Defaulting Lender under and as defined in such Second Lien Debt Agreement.

“Delegate” means any delegate, agent, attorney, co-trustee or co-agent appointed by the Security Agent.

“Designated Gross Amount” means, in relation to a Multi-account Overdraft Facility, that Multi-account Overdraft Facility’s maximum gross amount.

“Designated Net Amount” means, in relation to a Multi-account Overdraft Facility, that Multi-account Overdraft Facility’s maximum net amount.

“Discharge Date” means the Senior Secured Discharge Date, the Credit Facility Discharge Date, the Senior Secured Facilities Discharge Date, the date on which each Hedge Counterparty confirms it is satisfied that all Hedging Liabilities in respect of it have been fully and finally discharged, the Senior Secured Notes Discharge Date, the Pari Passu Debt Discharge Date and/or the Second Lien Debt Discharge Date (as the context requires).

“Distress Event” means any of:

(a)	an Acceleration Event; or

(b)	the enforcement of any Transaction Security.

“Distressed Disposal” means a disposal of an asset of (i) a member of the Group or (ii) a Non Debtor Security Provider, in each case, which are the subject of Transaction Security, which is:

(a)	being effected at the request of an Instructing Group in circumstances where the Transaction Security has become enforceable;

(b)	being effected by enforcement of the Transaction Security; or

(c)	being effected, after the occurrence of a Distress Event, by a Debtor to a person or persons which is not a member of the Group.

“Enforcement” means any action referred to in paragraph (c) of the definition of “Enforcement Action” (provided that the relevant Transaction Security has become enforceable in accordance with its terms), the requesting by an Instructing Group or, as the case may be, the relevant Requisite Majority of a Distressed Disposal and/or the release of claims and/or Transaction Security by the Security Agent on a Distressed Disposal under Clause 14.2 (Distressed Disposals), the giving of instructions by an Instructing Group or, as the case may be, the relevant Requisite Majority as to actions (where permitted to be taken) in respect of any Transaction Security following an Insolvency Event under Clause 10.7 (Security Agent instructions) and the taking of any other actions by the Security Agent consequential on (or necessary to effect) the enforcement of the Transaction Security or any Distressed Disposal, provided that the relevant Transaction Security has become enforceable in accordance with its terms.

“Enforcement Action” means:

(a)	in relation to any Liabilities:

(i)	the acceleration of any Liabilities or the making of any declaration that any Liabilities are prematurely due and payable (other than as a result of: (A) it becoming unlawful for a Senior Creditor to perform its obligations under, or of any voluntary or mandatory prepayment or tender offer arising under, any of the Debt Documents or (B) an acceleration of any Ancillary Facility in circumstances where, substantially contemporaneously with the acceleration, such Ancillary Facility is refinanced in full by a revolving facility or otherwise refinanced in accordance with the terms of the relevant Credit Facility Agreement);

(ii)	the making of any declaration that any Liabilities are payable on demand (other than, prior to an Acceleration Event, any demand made by an Intra-Group Lender in relation to any Intra-Group Liabilities in the ordinary course of trading and as permitted by this Agreement);

(iii)	the making of a demand in relation to a Liability that is payable on demand (other than, prior to an Acceleration Event, any demand made by an Intra-Group Lender in relation to any Intra-Group Liabilities in the ordinary course of trading and as permitted by this Agreement);

(iv)	the making of any demand against any member of the Group in relation to any Guarantee Liabilities of that member of the Group;

(v)	the exercise of any right to require any member of the Group to acquire any Liability (including exercising any put or call option against any member of the Group for the redemption or purchase of any Liability) other than in connection with (A) any Group debt purchase or buy-back transaction permitted or not prohibited (and in respect of Liabilities arising) under any Credit Facility Agreement or under any Pari Passu Debt Agreement for a Pari Passu Debt Loan or under any Second Lien Debt Agreement for a Second Lien Debt Loan or (B) an Asset Sale Offer or a Change of Control Offer (each as defined or having the meaning to any equivalent term in any Senior Secured Notes Indenture, any Pari Passu Debt Agreement for any Pari Passu Debt Note or, as applicable, in any Second Lien Debt Notes Indenture) or (C) any mandatory prepayment arising from or as a result of an illegality, a change of control, flotation (or any other initial public offering of equity), asset sale, note purchase, insurance or other claim or any excess cashflow (however described) as set out in any Credit Facility Agreement;

(vi)	the exercise of any right of set-off, account combination or payment netting against any member of the Group in respect of any Liabilities other than the exercise of any such right:

(A)	as Close-Out Netting by a Hedge Counterparty or by a Hedging Ancillary Lender;

(B)	as Payment Netting by a Hedge Counterparty or by a Hedging Ancillary Lender;

(C)	as Inter-Hedging Agreement Netting by a Hedge Counterparty;

(D)	as Inter-Hedging Ancillary Document Netting by a Hedging Ancillary Lender;

(E)	which is otherwise not prohibited under the Senior Secured Finance Documents to the extent that the exercise of that right gives effect to a Permitted Payment; or

(F)	in respect of any Intra-Group Liabilities prior to the occurrence of an Acceleration Event; and

(vii)	the suing for, commencing or joining of any legal or arbitration proceedings against any member of the Group to recover any Liabilities;

(b)	the premature termination or close-out of any hedging transaction under any Hedging Agreement by a Hedge Counterparty in circumstances where there is an amount due from a member of the Group which is not paid within 30 days of the Hedge Counterparty making a request for payment (save to the extent permitted by this Agreement);

(c)	the taking of any formal steps by the Security Agent to enforce or require the enforcement of any Transaction Security (including the crystallisation of any floating charge forming part of the Transaction Security) or the giving of enforcement instructions (for reasons of actual or anticipated financial difficulty of the relevant Debtor or, as the case may be, member of the Group) to the Security Agent pursuant to Clause 13 (Enforcement of Transaction Security);

(d)	the entering into of any composition, compromise, assignment or arrangement with any member of the Group, a Debtor or any Non Debtor Security Provider which owes any Liabilities or has given any Security, guarantee or indemnity or other assurance against loss in respect of the Liabilities, in either case, for reasons of actual or anticipated financial difficulty of the relevant Non Debtor Security Provider, Debtor or, as the case may be, member of the Group (other than any action permitted under Clause 18 (Changes to the Parties) or pursuant to any debt purchase or buy-back, tender offer, exchange offer or similar or equivalent arrangement not otherwise prohibited by the Debt Documents); or

(e)

the petitioning, applying or voting for, or the taking of any formal steps (including the appointment of any liquidator, receiver, administrator or similar officer) in relation to, the winding up, dissolution, administration or reorganisation of any member of the Group, a Debtor or any Non Debtor Security Provider which owes any Liabilities, or has given any Security, guarantee, indemnity or other assurance against loss in respect of any of the Liabilities, or any of such member of the Group’s, Debtor’s or, as the case may be, Non Debtor Security Provider’s assets or any suspension of payments or moratorium of any indebtedness of any such member of the Group, Debtor or, as the case may be, Non

Debtor Security Provider or any analogous procedure or step in any jurisdiction, where any such procedure or step is:

(i)	neither frivolous nor vexatious in nature and, if capable of remedy or withdrawal, is not remedied or withdrawn (as the case may be) within 20 Business Days of such procedure or step being taken; or

(ii)	such procedure or step is taken in connection with a solvent liquidation or reorganisation which is not prohibited by the terms of the Secured Debt Documents,

except that the following shall not constitute Enforcement Action:

(i)	the taking of any action falling within paragraph (a)(vii) or (e) above which is necessary (but only to the extent necessary) to preserve the validity, existence or priority of claims in respect of Liabilities, including the registration of such claims before any court or governmental authority and the bringing, supporting or joining of proceedings to prevent any loss of the right to bring, support or join proceedings by reason of applicable limitation periods;

(ii)	a Senior Creditor bringing legal proceedings against any person solely for the purpose of:

(A)	obtaining injunctive relief (or any analogous remedy outside England and Wales) to restrain any actual or putative breach of any Debt Document to which it is party;

(B)	obtaining specific performance (other than specific performance of an obligation to make a payment) with no claim for damages; or

(C)	requesting judicial interpretation of any provision of any Debt Document to which it is party with no claim for damages;

(iii)	bringing or defending legal proceedings against any person in connection with any securities violation, securities or listing regulations or common law fraud;

(iv)	to the extent entitled by law and only in respect of a Distressed Disposal, the taking of any action against any Creditor (or any agent, trustee or receiver acting on behalf of such Creditor) to challenge the basis on which any sale or disposal is to take place pursuant to the powers granted to those persons under any relevant documentation (or obtaining injunctive relief to restrain any such sale); or

(v)	(other than as referred to in paragraphs (c), (d) and/or (e) above) any person consenting to, or the taking of any other action pursuant to or in connection with any merger, consolidation, reorganisation or any other similar or equivalent step or transaction initiated or undertaken by or in relation to a member of the Group (or any analogous procedure or step in any jurisdiction) that is not expressly prohibited by the terms of the Senior Secured Finance Documents, including any Permitted Reorganisation.

“Enforcement Instruction Effective Date” means the date falling 10 Business Days (or such shorter period as each Agent shall agree) after the date of receipt of Enforcement Instructions by the Security Agent and, where more than one Agent provides Enforcement Instructions, after the date on which the first Enforcement Instructions are received.

“Enforcement Instructions” means written instructions to the Security Agent to take any action in relation to Enforcement.

“Escrow Security” means the Security created or evidenced or expressed to be created or evidenced by a Debtor or a member of the Group under or pursuant to the Escrow Security Documents which is released or otherwise discharged upon the proceeds of any Credit Facility, Senior Secured Notes, Pari Passu Debt Notes, Pari Passu Debt Loan, Second Lien Debt Notes and/or Second Lien Debt Loan being made freely available to a Debtor or member of the Group.

“Escrow Security Documents” means each document pursuant to which Security is granted by a Debtor or a member of the Group over Escrow Security Property.

“Escrow Security Property” means the proceeds of any Credit Facility, Senior Secured Notes, Pari Passu Debt Notes, Pari Passu Debt Loan, Second Lien Debt Notes and/or Second Lien Debt Loan held pursuant to customary escrow arrangements (and/or rights over or with respect to any escrow account into which such funds are paid and all associated rights in relation thereto) prior to such funds being made freely available to a Debtor or a member of the Group following satisfaction of all conditions to release of such funds from such escrow arrangements, in each case, as permitted by the terms of the Senior Secured Finance Documents and the Senior Second Lien Debt Documents.

“Event of Default” means any event or circumstance specified as such:

(a)	in any Credit Facility Agreement;

(b)	(from the first Senior Secured Notes Issue Date until the Senior Secured Notes Discharge Date) in any Senior Secured Notes Indenture;

(c)	(from the first incurrence of Pari Passu Debt until the Pari Passu Debt Discharge Date) in any Pari Passu Debt Agreement; or

(d)	(from the first incurrence of Second Lien Debt until the Second Lien Debt Discharge Date) in any Second Lien Debt Agreement.

“Excluded Swap Obligations” means, with respect to any Debtor, any Swap Obligation if, and to the extent that, such Swap Obligation (or such Swap Support in respect thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Debtor’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time the Swap Support of such Debtor becomes effective with respect to such Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Swap Support is or becomes illegal.

“Facility Agent” means the Agent under and as defined in the Senior Secured Facilities Agreement, being Credit Suisse AG, London Branch as at the 2017 Effective Date.

“Fairness Opinion” means an opinion of a Financial Adviser selected by the Security Agent that the consideration for a disposal is fair from a financial point of view taking into account all relevant circumstances including the method of enforcement (provided that the liability of such Financial Adviser may be limited to the amount of its fees in respect of such engagement).

“Final Discharge Date” means the latest to occur of the Senior Secured Discharge Date and the Second Lien Debt Discharge Date.

“Financial Adviser” means an internationally recognised independent investment bank, independent international accounting firm or other independent third party professional firm, chosen in consultation with Listco, which is regularly engaged in providing valuations of businesses or assets similar or comparable to those the subject of the relevant Distressed Disposal, provided that for these purposes “independent” refers to circumstances in which such entity is not restricted from acting by any applicable law or regulation due to a conflict of interest.

“Financial Indebtedness” has the meaning given to that term in the Senior Secured Facilities Agreement.

“German Civil Code” means the German Bürgerliches Gesetzbuch.

“German Guarantor” means a Debtor incorporated in the Federal Republic of Germany in the form of a GmbH or GmbH & Co. KG. .

“Group” means Listco and each of its Subsidiaries for the time being.

“Guarantee Liabilities” means, in relation to a member of the Group, the liabilities and obligations under the Debt Documents (present or future, actual or contingent and whether incurred solely or jointly) it may have to a Creditor or Debtor as or as a result of it being a guarantor or surety (including, without limitation, liabilities and obligations arising by way of guarantee, indemnity, contribution or subrogation and, in particular, any guarantee or indemnity arising under or in respect of any Senior Secured Finance Document and/or any Second Lien Debt Document).

“Hedge Counterparty” means:

(a)	any person which is named as a Hedge Counterparty in Part IV of Schedule 1 (The Parties) and who signs or accedes to this Agreement in such capacity; and

(b)	any person which becomes Party as a Hedge Counterparty pursuant to Clause 18.13 (Creditor/Agent Accession Undertaking).

“Hedge Proportion” means, in relation to a Hedge Counterparty and that Hedge Counterparty’s aggregate Hedging Liabilities, the proportion (expressed as a percentage) borne by that Hedge Counterparty’s aggregate Hedging Liabilities to the aggregate of all Hedging Liabilities.

“Hedging Agreement” means any master agreement, confirmation, schedule or other agreement (including, without limitation, any cap or collar agreements) entered into between a member of a Group and a Hedge Counterparty in relation to a derivative or hedging arrangement for any purpose permitted or not prohibited by the terms of any Secured Debt Document at the time the relevant agreement, confirmation, schedule or other agreement (as applicable) is entered into, provided that such Hedging Agreement is, at the time the relevant agreement, confirmation, schedule or other agreement (as applicable) is entered into, permitted to share or not prohibited from sharing in the Transaction Security under the terms of each relevant Secured Debt Document.

“Hedging Ancillary Document” means an Ancillary Document which relates to or evidences the terms of a Hedging Ancillary Facility.

“Hedging Ancillary Facility” means an Ancillary Facility which is made available by way of a hedging facility.

“Hedging Ancillary Lender” means an Ancillary Lender to the extent that that Ancillary Lender makes available a Hedging Ancillary Facility.

“Hedging Liabilities” means the Liabilities owed by any Debtor to the Hedge Counterparties under or in connection with the Hedging Agreements.

“Hedging Purchase Amount” means, in respect of a hedging transaction under a Hedging Agreement, the amount that would be payable to (expressed as a positive number) or by (expressed as a negative number) the relevant Hedge Counterparty on the relevant date if:

(a)	in the case of a Hedging Agreement which is based on an ISDA Master Agreement:

(i)	that date was an Early Termination Date (as defined in the relevant ISDA Master Agreement); and

(ii)	the relevant Debtor was the Defaulting Party (under and as defined in the relevant ISDA Master Agreement); or

(b)	in the case of a Hedging Agreement which is not based on an ISDA Master Agreement:

(i)	that date was the date on which an event similar in meaning and effect (under that Hedging Agreement) to an Early Termination Date (as defined in any ISDA Master Agreement) occurred under that Hedging Agreement; and

(ii)	the relevant Debtor was in a position which is similar in meaning and effect to that of a Defaulting Party (under and as defined in the same ISDA Master Agreement),

in each case as certified by the relevant Hedge Counterparty and as calculated in accordance with the relevant Hedging Agreement.

“Holding Company” means, in relation to a company or corporation, any other company or corporation in respect of which it is a Subsidiary.

“Impaired Agent” means:

(a)	a Credit Facility Agent which is an Impaired Agent under, and as defined in, any relevant Credit Facility Agreement; and

(b)	(if relevant) an Agent which is an Impaired Agent under, and as defined in, any Pari Passu Debt Agreement for any Pari Passu Debt Loan or, as the case may be, any Second Lien Debt Agreement for any Second Lien Debt Loan.

“Insolvency Event” means, in relation to any member of the Group:

(a)	any resolution is passed or order made for the liquidation, declaration of insolvency, winding up, dissolution, administration or reorganisation of that member of the Group, a moratorium is declared in relation to any indebtedness of that member of the Group or an administrator is appointed to that member of the Group;

(b)	any composition, compromise, assignment or arrangement is made with any of its creditors as a result of anticipated financial difficulties;

(c)	the appointment of any liquidator, receiver, administrator, administrative receiver, compulsory manager, trustee in bankruptcy, or other similar officer in respect of that member of the Group or any of its assets; or

(d)	any analogous procedure or step to those mentioned in paragraphs (a) to (c) above is taken in any jurisdiction,

in each case to the extent constituting an Event of Default which is continuing in respect of which the relevant Creditor Representative has declared by written notice to the Security Agent and Listco that an “Insolvency Event” has occurred but excluding any solvent winding-up or dissolution or any other action or step pursuant to a Permitted Reorganisation and/or any transaction referred to in exception (d) to the definition of “Enforcement Action”.

“Instructing Group” means either:

(a)	in relation to any consent or instructions relating to Enforcement:

(i)	prior to the Senior Secured Discharge Date, the Majority Senior Secured Creditors and, for the purposes of and in accordance with, Clause 13.7 (Preservation of Security), a Senior Secured Creditor Representative in relation to any of the Senior Secured Creditor Liabilities; and

(ii)	on or after the Senior Secured Discharge Date but prior to the Second Lien Debt Discharge Date, the Majority Second Lien Debt Creditors; and

(b)	where any matter requires the consent of or instruction from (but excluding any in relation to Enforcement as set out in paragraph (a) above) an Instructing Group:

(i)	prior to the Senior Secured Discharge Date, the Requisite Majority of the Credit Facility Lenders, the Requisite Majority of the Senior Secured Noteholders, the Requisite Majority of the Pari Passu Debt Creditors under paragraph (c) of the definition of “Requisite Majority” and the Requisite Majority of the Pari Passu Debt Creditors under paragraph (d) of the definition of “Requisite Majority”; and

(ii)	on or after the Senior Secured Discharge Date, but prior to the Second Lien Debt Discharge Date, where the relevant matter requiring consent or instructions is prohibited by any Second Lien Debt Document, the Requisite Majority of such Second Lien Debt Creditors.

“Intercreditor Amendment” means any amendment or waiver which is subject to Clause 26 (Consents, amendments and override).

“Inter-Hedging Agreement Netting” means the exercise of any right of set-off, account combination, close-out netting or payment netting (whether arising out of a cross agreement netting agreement or otherwise) by a Hedge Counterparty against liabilities owed to a Debtor by that Hedge Counterparty under a Hedging Agreement in respect of Hedging Liabilities owed to that Hedge Counterparty by that Debtor under a Hedging Agreement.

“Inter-Hedging Ancillary Document Netting” means the exercise of any right of set-off, account combination, close-out netting or payment netting (whether arising out of a cross agreement netting agreement or otherwise) by a Hedging Ancillary Lender against liabilities owed to a Debtor by that Hedging Ancillary Lender under a Hedging Ancillary Document in respect of Credit Facility Lender Liabilities owed to that Hedging Ancillary Lender by that Debtor under a Hedging Ancillary Document.

“Intra-Group Lenders” means each member of the Group which has made a loan available to, granted credit to or made any other financial arrangement having similar effect (other than in respect of any Issuer Proceeds Loan Liabilities) with another member of the Group that is a Debtor and which is an Original Intra-Group Lender or which becomes a party as a Debtor or an Intra-Group Lender in accordance with the terms of Clause 18 (Changes to the Parties).

“Intra-Group Liabilities” means the Liabilities in relation to Financial Indebtedness owed by any member of the Group that is a Debtor to any of the Intra-Group Lenders (excluding any Issuer Proceeds Loan Liabilities).

“ISDA Master Agreement” means a 1992 ISDA Master Agreement or a 2002 ISDA Master Agreement.

“Issuer” means Nomad Foods Bondco plc or any other wholly-owned Subsidiary of Listco (excluding Nomad Foods Lux S.à r.l., Nomad Foods US LLC, Midco, Bidco and each of Bidco’s Subsidiaries).

“Issuer Proceeds Loan” means any loan made by an Issuer (or any other entity which is a member of the Group) to any other member of the Group for the purposes of lending or on-lending (directly or indirectly) the proceeds of Senior Secured Notes, Pari Passu Debt Notes or Second Lien Debt Notes (as the case may be).

“Issuer Proceeds Loan Liabilities” means the liabilities owed by any Debtor to the Issuer (or, as the case may be, any other member of the Group) in respect of an Issuer Proceeds Loan.

“Issuing Bank” has the meaning given to the term “Issuing Bank” in any relevant Credit Facility Agreement.

“Italian Civil Code” means the Italian civil code, enacted by Royal Decree No. 262 of 16 March 1942, as subsequently amended and supplemented.

“Italian Secured Party” means a Secured Party under the Italian Law Security Documents (as defined in Clause 16.1 (Appointment by the Secured Parties)).

“Letter of Credit” has the meaning given to the term “Letter of Credit” in any relevant Credit Facility Agreement.

“Liabilities” means all present and future liabilities and obligations at any time of any member of the Group, any Debtor or any Non Debtor Security Provider to any Creditor or to any Subordinated Creditor under the Debt Documents, both actual and contingent and whether incurred solely or jointly or in any other capacity together with any of the following matters relating to or arising in respect of those liabilities and obligations:

(a)	any refinancing, novation, deferral or extension;

(b)	any claim for breach of representation, warranty or undertaking or on an event of default or under any indemnity given under or in connection with any document or agreement evidencing or constituting any other liability or obligation falling within this definition;

(c)	any claim for damages or restitution; and

(d)	any claim as a result of any recovery by any Debtor of a Payment on the grounds of preference or otherwise,

and any amounts which would be included in any of the above but for any discharge, non-provability, unenforceability or non-allowance of those amounts in any insolvency or other proceedings.

“Liabilities Acquisition” means, in relation to a person and to any Liabilities, a transaction where that person:

(a)	purchases or acquires by way of assignment or transfer;

(b)	enters into any sub-participation in respect of; or

(c)	enters into any other agreement or arrangement having an economic effect substantially similar to a sub-participation in respect of,

the rights and benefits in respect of those Liabilities.

“Listco Affiliate” means any Affiliate of Listco (excluding any member of the Group).

“Majority Second Lien Debt Creditors” means, at any time, those Second Lien Debt Creditors whose Second Lien Debt Credit Participations aggregate more than 50.1 per cent. of the total Second Lien Debt Credit Participations at that time.

“Majority Senior Non Credit Facility Creditors” means, at any time, the Senior Non Credit Facility Creditors whose Senior Secured Credit Participations at that time aggregate more than 50.1 per cent. of their total Senior Secured Credit Participations at that time.

“Majority Senior Secured Creditors” means, at any time:

(a)	to the extent that there are no Senior Secured Notes Liabilities or Pari Passu Debt Liabilities under any Pari Passu Debt Note at such time, those Senior Secured Creditors whose Senior Secured Credit Participations at that time aggregate more than 66 2/3 per cent. of the total Senior Secured Credit Participations at that time; and

(b)	at any other time, those Senior Secured Creditors whose Senior Secured Credit Participations at that time aggregate more than 50.1 per cent. of the total Senior Secured Credit Participations at that time.

“Multi-account Overdraft Facility” means an Ancillary Facility which is an overdraft facility comprising more than one account.

“New Credit Facility” means a credit facility other than the Senior Secured Facilities.

“New Debt Financing” means, at any time after the 2017 Effective Date, any financing or refinancing arrangement whatsoever and for any purpose not prohibited by the terms of the Debt Documents (including, without limitation (i) pursuant to (x) any Structural Adjustment and/or any Additional Facilities (as each such term as defined in the Senior Secured Facilities Agreement) (or, in each case, any equivalent term or provision under any other Credit Facility Agreement) and/or (y) any Senior Secured Notes Finance Document (other than any Hedging Agreement), a Pari Passu Debt Document and/or a Second Lien Debt Document and/or (ii) any refinancing of any Senior Secured Creditor Liabilities and/or Second Lien Debt Liabilities entered into pursuant to a Credit Facility Agreement, a Senior Secured Notes Finance Document, a Pari Passu Debt Document and/or a Second Lien Debt Document):

(a)	the providers, creditors or, as the case may be, holders of which (and/or any Agent on their behalf) are to receive the benefit of any Transaction Security or Common Assurance or, in the case of any Second Lien Debt, are to receive any Security granted by and/or any guarantee, indemnity or other assurance against loss from any member of the Group; or

(b)	to the extent paragraph (a) above does not apply, which Listco otherwise determines is to be regulated by the terms of this Agreement,

but excluding any financing or refinancing arrangement pursuant to any Hedging Agreement at any time.

“Non Debtor Security Provider” means any Listco Affiliate which has provided any guarantee, indemnity, Security or other assurance against financial loss in favour of any of the Secured Parties as assurance and/or (as applicable) as security for any of the Secured Obligations.

“Original Senior Secured Notes” means the Senior Secured Notes issued by the Senior Secured Notes Issuer on or about the 2017 Effective Date.

“Other Liabilities” means, in relation to a member of the Group, any trading and other liabilities (not being Borrowing Liabilities or Guarantee Liabilities) it may have to any Creditor Representative, any Arranger, the Security Agent, a Subordinated Creditor, an Intra-Group Lender or a Debtor.

“Parallel Debt” shall have the meaning given to such term in paragraph (b) of Clause 16.3 (Parallel Debt (covenant to pay the Security Agent)).

“Pari Passu Debt” means, subject to compliance with the requirements of Clause 7.1 (New Debt Financing), any loan, credit or debt facility, notes, indenture or securities which are permitted, under the terms of the Senior Secured Finance Documents, to rank pari passu with the Senior Secured Creditor Liabilities and/or to share in the Transaction Security pari passu with the Senior Secured Creditor Liabilities.

“Pari Passu Debt Acceleration Event” means, in relation to any Pari Passu Debt and following the occurrence of an Event of Default (in respect of such Pari Passu Debt) which is continuing, the Pari Passu Debt Representative or any of the other Pari Passu Debt Creditors in respect of such Pari Passu Debt exercising any acceleration rights (howsoever described) under and in accordance with the applicable Pari Passu Debt Agreement in respect of such Pari Passu Debt or any acceleration provisions being automatically invoked (save to the extent waived under that document).

“Pari Passu Debt Agreement” means, in relation to any Pari Passu Debt, the facility agreement, indenture or other equivalent document which creates or evidences such Pari Passu Debt.

“Pari Passu Debt Creditors” means each holder, lender or other creditor of Pari Passu Debt Liabilities, each Pari Passu Debt Representative, each Arranger (referred to in paragraph (b) of that definition) in respect of any Pari Passu Debt Loan and the Security Agent.

“Pari Passu Debt Discharge Date” means the first date on which all Pari Passu Debt Liabilities have been fully and finally discharged to the satisfaction of the relevant Pari Passu Debt Representative, whether or not as the result of an enforcement, and the Pari Passu Debt Creditors are under no further obligation to provide financial accommodation to any of the Debtors under the Pari Passu Debt Documents.

“Pari Passu Debt Documents” means each document or instrument entered into between an Issuer (in the case of any Pari Passu Debt Note) or any member of the Group (in the case of any Pari Passu Debt Loan) and a Pari Passu Debt Creditor setting out the terms of any loan, credit or debt facility, notes, indenture or security which creates or evidences any Pari Passu Debt, each guarantee granted by a member of the Group in respect of any Pari Passu Debt, this Agreement, the Security Documents, and any other document entered into in connection with the aforementioned instruments creating or evidencing Pari Passu Debt and designated a Pari Passu Debt Document by the relevant Pari Passu Debt Representative.

“Pari Passu Debt Liabilities” means the Liabilities owed by the Debtors to the Pari Passu Debt Creditors under the Pari Passu Debt Documents.

“Pari Passu Debt Loan” means any Pari Passu Debt constituted by way of a loan or credit facility (and not in connection with any issuance of debt securities (or other debt capital markets issuance)).

“Pari Passu Debt Note” means any debt securities issuance (or other debt capital markets issuance) constituting Pari Passu Debt.

“Pari Passu Debt Representative” means, in relation to any Pari Passu Debt, any agent or trustee for the relevant Pari Passu Debt Creditors of that Pari Passu Debt which has acceded to this Agreement pursuant to Clause 18.13 (Creditor/Agent Accession Undertaking).

“Party” means a party to this Agreement.

“Payment” means, in respect of any Liabilities (or any other liabilities or obligations), a payment, prepayment, repayment, redemption, repurchase, defeasance or discharge of those Liabilities (or other liabilities or obligations).

“Payment Netting” means:

(a)	in respect of a Hedging Agreement or a Hedging Ancillary Document based on an ISDA Master Agreement, netting under section 2(c) of the relevant ISDA Master Agreement; and

(b)	in respect of a Hedging Agreement or a Hedging Ancillary Document not based on an ISDA Master Agreement, netting pursuant to any provision of that Hedging Agreement or a Hedging Ancillary Document which has a similar effect to the provision referenced in paragraph (a) above.

“Permitted Credit Facility Lender Payments” means the Payments permitted by Clause 3.1 (Payment of Credit Facility Lender Liabilities).

“Permitted Gross Amount” means, in relation to a Multi-account Overdraft Facility, any amount, not exceeding the Designated Gross Amount, which is the aggregate gross debit balance of overdrafts comprised in that Multi-account Overdraft Facility.

“Permitted Hedge Payments” means the Payments permitted by Clause 4.3 (Permitted Payments: Hedging Liabilities).

“Permitted Intra-Group Payments” means the Payments permitted by Clause 8.2 (Permitted Payments: Intra-Group Liabilities).

“Permitted Non Credit Facility Payment” means the Payments permitted by Clause 5.1 (Permitted Payments: Senior Non Credit Facility Liabilities).

“Permitted Payment” means a Permitted Credit Facility Lender Payment, a Permitted Hedge Payment, a Permitted Non Credit Facility Payment, a Permitted Second Lien Debt Payment, a Permitted Intra-Group Payment or a Permitted Subordinated Creditor Payment.

“Permitted Reorganisation” means a reorganisation falling within paragraphs (b), (c) or (e) of the definition of Permitted Transaction as such term is defined in the Senior Secured Facilities Agreement.

“Permitted Second Lien Debt Payment” means the Payments permitted by Clause 6.4 (Permitted Second Lien Debt Payments).

“Permitted Subordinated Creditor Payments” means the Payments permitted by Clause 9.2 (Permitted Payments: Subordinated Liabilities).

“Public Auction” means a public auction or other actively marketed competitive sale process that, in either case, is designed to achieve the best price reasonably obtainable in which third party bidders (which may include, at their option, a Listco Affiliate) participate, which may or may not be conducted through a court or other legal proceeding, and which is conducted with the advice of a Financial Adviser, provided that the Senior Creditors shall have a right to participate in such auction.

“Receiver” means a receiver or receiver and manager or administrative receiver or other similar officer of the whole or any part of the Charged Property.

“Recoveries” has the meaning given to that term in Clause 15.1 (Order of application).

“Relevant Ancillary Lender” means, in respect of any Credit Facility Cash Cover, the Ancillary Lender (if any) for which that Credit Facility Cash Cover is provided.

“Relevant Holder” means any Senior Secured Noteholder, any holder of any Pari Passu Debt Note, any Second Lien Noteholders or any Affiliate or connected person of such a holder which

(in each case) is a Senior Secured Creditor and/or which is party to a Liabilities Acquisition in relation to any Senior Secured Creditor Liabilities (other than any person to the extent it is holding such Senior Secured Creditor Liabilities and/or, as the case may be, such other relevant interest in such Senior Secured Creditor Liabilities for its own account or, as the case may be, on a bona fide trading account and is not acting on behalf of a person which would otherwise, but for this exclusion, be a Relevant Holder).

“Relevant Issuing Bank” means, in respect of any Credit Facility Cash Cover, the Issuing Bank (if any) for which that Credit Facility Cash Cover is provided.

“Relevant Liabilities” means:

(a)	in the case of a Creditor or Subordinated Creditor:

(i)	the Arranger Liabilities owed to an Arranger ranking (in accordance with the terms of this Agreement) pari passu with or in priority to that Creditor or Subordinated Creditor (as the case may be);

(ii)	the Liabilities owed to Creditors and the Subordinated Creditors ranking (in accordance with the terms of this Agreement) pari passu with or in priority to that Creditor or Subordinated Creditor (as the case may be) together with all Agent Liabilities owed to the Agent of those Creditors; and

(iii)	all present and future liabilities and obligations, actual and contingent, of the Debtors to the Security Agent; and

(b)	in the case of a Debtor, the Liabilities owed to the Creditors and the Subordinated Creditors, together with the Agent Liabilities owed to the Agent of those Creditors, the Arranger Liabilities and all present and future liabilities and obligations, actual and contingent, of such Debtor to the Security Agent.

“Requisite Majority” means, subject to Clause 26 (Consents, amendments and override):

(a)	in relation to any Consent of the Credit Facility Lenders:

(i)	the Majority Lenders (as defined in the Senior Secured Facilities Agreement) after the application of paragraph (j) of clause 41.2 (Exceptions) of the Senior Secured Facilities Agreement and, if applicable, paragraph (a) of clause 30.2 (Disenfranchisement on Debt Purchase Transactions) of the Senior Secured Facilities Agreement;

(ii)	the Majority Lenders (as defined in each relevant Credit Facility Agreement) after the application of any provisions equivalent to those in paragraph (i) above in the relevant Credit Facility Agreement; or

(iii)	where clause 41.2 (Exceptions) of the Senior Secured Facilities Agreement (or any equivalent provision in any other Credit Facility Agreement) requires otherwise, the prior consent of all (or such other proportion) of the relevant Credit Facility Lenders and any other entity specified therein after the application of paragraph (j) of clause 41.2 (Exceptions) of the Senior Secured Facilities Agreement and, if applicable, paragraph (a) of clause 30.2 (Disenfranchisement on Debt Purchase Transactions) of the Senior Secured Facilities Agreement (or any provisions equivalent to those in any other Credit Facility Agreement);

(b)	in relation to any Consent of the Senior Secured Noteholders:

(i)	Senior Secured Noteholders holding at least the principal amount of Senior Secured Notes required to vote in favour of such Consent under the terms of each applicable Senior Secured Notes Indenture; or

(ii)	if the required principal amount for such Consent is not specified, Senior Secured Noteholders holding at least the majority of the principal amount of the then outstanding Senior Secured Notes;

(c)	in relation to any Consent of the Pari Passu Debt Creditors (other than any Pari Passu Debt Representative, any Arranger (referred to in paragraph (b) of that definition) in respect of any Pari Passu Debt Loan or the Security Agent) in connection with any Pari Passu Debt Loan:

(i)	the Majority Lenders (as defined in each relevant Pari Passu Debt Agreement) after the application of any provisions equivalent to those in paragraph (a)(i) above in each relevant Pari Passu Debt Agreement; or

(ii)	where any equivalent provision to that in paragraph (a)(iii) above in any relevant Pari Passu Debt Agreement requires otherwise, the prior consent of all (or such other proportion) of the relevant Pari Passu Debt Creditors (other than any Pari Passu Debt Representative, any Arranger (referred to in paragraph (b) of that definition) in respect of any Pari Passu Debt Loan or the Security Agent) and any other entity specified therein after the application of any provisions equivalent to those in paragraphs (a)(iii) above in each relevant Pari Passu Debt Agreement;

(d)	in relation to any Consent of the Pari Passu Debt Creditors (other than any Pari Passu Debt Representative, any Arranger (referred to in paragraph (b) of that definition) in respect of any Pari Passu Debt Loan or the Security Agent) in connection with any Pari Passu Debt Note:

(i)	the relevant Pari Passu Debt Creditors (other than any Pari Passu Debt Representative, any Arranger (referred to in paragraph (b) of that definition) in respect of any Pari Passu Debt Loan or the Security Agent) holding at least the principal amount of such Pari Passu Debt required to vote in favour of such Consent under the terms of the applicable Pari Passu Debt Agreement; or

(ii)	if the required principal amount for such Consent is not specified in the Pari Passu Debt Agreement, the relevant Pari Passu Debt Creditors (other than any Pari Passu Debt Representative, any Arranger (referred to in paragraph (b) of that definition) in respect of any Pari Passu Debt Loan or the Security Agent) holding at least the majority of the principal amount of such Pari Passu Debt Liabilities;

(e)	in relation to any Consent of the Second Lien Debt Creditors (other than any Second Lien Debt Representative, any arranger in respect of such Second Lien Debt Loan or the Security Agent) in connection with any Second Lien Debt Loan:

(i)	the Majority Lenders (as defined in the relevant Second Lien Debt Agreement in respect of a Second Lien Debt Loan) after the application of any provisions equivalent to those in paragraph (a)(i) above in each relevant Second Lien Debt Agreement; or

(ii)	where any equivalent provision to that in paragraph (a)(iii) above in any relevant Second Lien Debt Agreement requires otherwise, the prior consent of all (or such other proportion) of the relevant Second Lien Debt Creditors (other than any Second Lien Debt Representative, any arranger in respect of such Second Lien Debt Loan or the Security Agent) and any other entity specified therein after the application of any provisions equivalent to those in paragraphs (a)(iii) above in each relevant Second Lien Debt Agreement; and

(f)	in relation to any Consent of the Second Lien Debt Creditors (other than any Second Lien Debt Representative, any arranger in respect of such Second Lien Debt Loan or the Security Agent) in connection with any Second Lien Debt Note:

(i)	the relevant Second Lien Debt Creditors (other than any Second Lien Debt Representative, any arranger in respect of such Second Lien Debt Loan or the Security Agent) holding at least the principal amount of such Second Lien Debt Liabilities required to vote in favour of such Consent under the terms of the applicable Second Lien Debt Agreement; or

(ii)	if the required principal amount for such Consent is not specified in the Second Lien Debt Agreement, the relevant Second Lien Debt Creditors (other than any Second Lien Debt Representative, any arranger in respect of such Second Lien Debt Loan or the Security Agent) holding at least the majority of the principal amount of such Second Lien Debt Liabilities.

“Retiring Security Agent” has the meaning given to that term in paragraph (d) of Clause 17.1 (Resignation of the Security Agent).

“Second Lien Debt” means, subject to compliance with the requirements of Clause 7.1 (New Debt Financing), any loan, credit or debt facility, notes, indenture or securities which are permitted or not prohibited, under the terms of the Senior Secured Finance Documents to be incurred and with the ranking contemplated in this Agreement and which are permitted or not prohibited under the terms of the Second Lien Debt Documents to rank pari passu with the Second Lien Debt Liabilities and/or to share in the Transaction Security pari passu with the Second Lien Debt Liabilities (if any).

“Second Lien Debt Acceleration Event” means, in relation to any Second Lien Debt and following the occurrence of an Event of Default (in respect of such Second Lien Debt) which is continuing, the Second Lien Debt Representative or any of the other Second Lien Debt Creditors in respect of such Second Lien Debt exercising any acceleration rights (howsoever described) under and in accordance with the applicable Second Lien Debt Agreement in respect of such Second Lien Debt or any acceleration provisions being automatically invoked (save to the extent waived under that document).

“Second Lien Debt Acquiring Creditors” has the meaning given to that term in paragraph (a) of Clause 6.14 (Option to purchase: Second Lien Debt Notes).

“Second Lien Debt Agreement” means, in relation to any Second Lien Debt, the facility agreement, indenture or other equivalent document which creates or evidences such Second Lien Debt.

“Second Lien Debt Creditors” means each holder, lender or other creditor of Second Lien Debt Liabilities, each Second Lien Debt Representative, each arranger in respect of any Second Lien Debt Loan and the Security Agent.

“Second Lien Debt Credit Participations” means, in relation to a Second Lien Debt Creditor (other than an Agent (in respect of its Agent Liabilities)), the aggregate of the principal amount of Second Lien Debt Notes then owing to it or, as the case may be, its Second Lien Debt Loan Commitments.

“Second Lien Debt Discharge Date” means the first date on which all Second Lien Debt Liabilities have been fully and finally discharged to the satisfaction of the relevant Second Lien Debt Representative, whether or not as the result of an enforcement, and the Second Lien Debt Creditors are under no further obligation to provide financial accommodation to any of the Debtors under the Second Lien Debt Documents.

“Second Lien Debt Documents” means each document or instrument entered into between a Second Lien Debt Creditor and (in the capacity as issuer or borrower (or equivalent) of the relevant Second Lien Debt) a Second Lien Debt Notes Issuer (in respect of Second Lien Debt Notes) or any member of the Group (other than Bidco or any of Bidco’s Subsidiaries) (in respect of a Second Lien Debt Loan) and setting out the terms of any loan, credit or debt facility, notes, indenture or debt securities which creates or evidences any Second Lien Debt, each guarantee granted by a member of the Group in respect of any Second Lien Debt, this Agreement, the Security Documents, and any other document entered into in connection with the aforementioned instruments (including any creating or evidencing Second Lien Debt) and designated a Second Lien Debt Document by the relevant Second Lien Debt Representative.

“Second Lien Debt Enforcement Notice” has the meaning given to it in paragraph (b) of Clause 6.10 (Permitted Second Lien Debt Enforcement).

“Second Lien Debt Liabilities” means the Liabilities owed by the Debtors to the Second Lien Debt Creditors under the Second Lien Debt Documents.

“Second Lien Debt Loan” means any Second Lien Debt constituted by way of a loan or credit facility (and not in connection with any issuance of debt securities (or other debt capital markets issuance)).

“Second Lien Debt Loan Commitment” has the meaning given to the term “Commitment” in each Second Lien Debt Agreement in relation to any Second Lien Debt Loan.

“Second Lien Debt Loan Lender” means a Lender (under and as defined in each relevant Second Lien Debt Agreement in respect of a Second Lien Debt Loan).

“Second Lien Debt Note” means any notes, securities or other debt instruments issued or to be issued by a Second Lien Debt Notes Issuer constituting Second Lien Debt which are designated by Listco as “Second Lien Debt Notes” for the purposes of this Agreement on or before the date on which the Second Lien Debt Notes Trustee becomes a Party.

“Second Lien Debt Noteholders” means the registered holders, from time to time, of the Second Lien Debt Notes, as determined in accordance with the relevant Second Lien Debt Notes Indenture prior to the applicable Second Lien Debt Discharge Date.

“Second Lien Debt Notes Guarantees” means each guarantee and/or indemnity by a Second Lien Debt Notes Guarantor to the Second Lien Debt Creditors (or any of them) for the Second Lien Debt Liabilities (or any of them) and/or for the obligations (or any of them) of any Second Lien Debt Notes Issuer under any Second Lien Debt Document.

“Second Lien Debt Notes Guarantor” means each member of the Group that is a guarantor to the Second Lien Debt Creditors (or any of them) for the Second Lien Debt Liabilities (or any of them) and/or for the obligations (or any of them) of the Second Lien Debt Notes Issuer under any Second Lien Debt Document.

“Second Lien Debt Notes Indenture” means each indenture pursuant to which any Second Lien Debt Notes are issued.

“Second Lien Debt Notes Issuer” means an Issuer as the issuer of the Second Lien Debt Notes.

“Second Lien Debt Notes Liabilities” means the Liabilities owed by the Debtors to the Second Lien Debt Creditors under the Second Lien Debt Documents in connection with any Second Lien Debt Note.

“Second Lien Debt Notes Trustee Amounts” means, in relation to a Second Lien Debt Notes Trustee, amounts in respect of the fees, costs and expenses payable to that Second Lien Debt Notes Trustee (or any adviser, receiver, delegate, attorney, agent or appointee thereof) pursuant to the terms of the Second Lien Debt Documents, including:

(a)	any provisions (including indemnity provisions for costs and expenses) in favour of that Second Lien Debt Notes Trustee or any adviser, receiver, delegate, attorney, agent or appointee thereof contained in the Second Lien Debt Documents;

(b)	all compensation for services provided by that Second Lien Debt Notes Trustee or any adviser, receiver, delegate, attorney, agent or appointee thereof which is payable to that Second Lien Debt Notes Trustee or any adviser, receiver, delegate, attorney, agent or appointee thereof pursuant to the terms of the Second Lien Debt Documents;

(c)	all out-of-pocket costs and expenses properly incurred by that Second Lien Debt Notes Trustee or any adviser, receiver, delegate, attorney, agent or appointee thereof in carrying out its duties or performing any service pursuant to the terms of the Second Lien Debt Documents, including, without limitation, compensation for the costs and expenses of the collection by that Second Lien Debt Notes Trustee of any amount payable to that Second Lien Debt Notes Trustee for the benefit of the Second Lien Debt Noteholders, including any VAT where applicable, provided that “Second Lien Debt Notes Trustee Amounts” shall not include:

(i)	any payment in relation to any unpaid costs and expenses incurred in respect of any litigation initiated by that Second Lien Debt Notes Trustee or any adviser, receiver, delegate, attorney, agent or appointee on behalf of that Second Lien Debt Notes Trustee against any of the Second Lien Debt Creditors; or

(ii)	any payment made directly or indirectly on or in respect of any amounts owing under any Second Lien Debt Notes (including principal, interest, premium or any other amounts to any of the Second Lien Debt Noteholders).

“Second Lien Debt Payment Stop Notice” has the meaning given to it in paragraph (a)(ii) of Clause 6.5 (Issue of Second Lien Debt Payment Stop Notice).

“Second Lien Debt Representative” means, in relation to any Second Lien Debt, any agent or trustee for the relevant Second Lien Debt Creditors of that Second Lien Debt which has acceded to this Agreement pursuant to Clause 18.13 (Creditor/Agent Accession Undertaking).

“Second Lien Debt Standstill Period” has the meaning given to it in paragraph (a) of Clause 6.11 (Second Lien Debt Standstill Period).

“Second Lien Debt Standstill Start Date” has the meaning given to it in Clause 6.11 (Second Lien Debt Standstill Period).

“Secured Debt Documents” means the Senior Secured Finance Documents and the Second Lien Debt Documents, as the context requires.

“Secured Obligations” means all the Liabilities and all other present and future obligations at any time due, owing or incurred by any member of the Group, by each Debtor and each Non Debtor Security Provider to any Secured Party under the Debt Documents, both actual and contingent and whether incurred solely or jointly and as principal or surety or in any other capacity (and including, without limitation, all Parallel Debt).

“Secured Parties” means the Security Agent (including, for the avoidance of doubt, in its capacity as creditor of all Parallel Debt) (and any Receiver or Delegate thereof), the Agents (other than any Second Lien Debt Notes Trustee), the Arrangers, the Senior Secured Creditors and any Second Lien Debt Creditors from time to time but, in the case of the Agents, the Arrangers, the Senior Secured Creditors and the Second Lien Debt Creditors, only if it or (in the case of the Senior Secured Noteholders, Second Lien Debt Noteholders and any Pari Passu Debt Creditors (other than any Pari Passu Debt Representative, any Arranger (referred to in paragraph (b) of that definition) in respect of any Pari Passu Debt Loan and the Security Agent) in respect of any Pari Passu Debt Note) its Agent is a party to this Agreement or has acceded to this Agreement, in the appropriate capacity, pursuant to Clause 18.13 (Creditor/Agent Accession Undertaking).

“Security” means a mortgage, charge, pledge, lien, security assignment or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

“Security Agent’s Spot Rate of Exchange” means, in respect of the conversion of one currency (the “First Currency”) into another currency (the “Second Currency”), the Security Agent’s spot rate of exchange for the purchase of the Second Currency with the First Currency in the London foreign exchange market at or about 11:00 am (London time) on a particular day, which shall be notified by the Security Agent in accordance with paragraph (d) of Clause 16.8 (Security Agent’s obligations).

“Security Documents” means:

(a)	each of the Transaction Security Documents;

(b)	any other document entered into at any time by any of the Debtors or any Non Debtor Security Provider creating any guarantee, indemnity, Security or other assurance against financial loss in favour of any of the Secured Parties as security for any of the Secured Obligations; and

(c)	any Security granted under any covenant for further assurance in any of the documents set out in paragraphs (a) and (b) above.

“Security Property” means:

(a)	the Transaction Security expressed to be granted in favour of the Security Agent as trustee and/or agent for the Secured Parties (and/or under any parallel debt, joint and several creditorship or equivalent structure as set out in Clause 16 (The Security Agent) or, as the case may be, pursuant to any other Debt Document) and all proceeds of that Transaction Security;

(b)	all obligations expressed to be undertaken by a Debtor or any Non Debtor Security Provider to pay amounts in respect of the Liabilities to the Security Agent as trustee and/or agent for the Secured Parties (and/or under any parallel debt, joint and several creditorship or equivalent structure as set out in Clause 16 (The Security Agent) or, as the case may be, pursuant to any other Debt Document) and secured by the Transaction Security together with all representations and warranties expressed to be given by a Debtor or any Non Debtor Security Provider in favour of the Security Agent as trustee and/or agent for the Secured Parties;

(c)	the Security Agent’s interest in any trust fund created pursuant to Clause 11 (Turnover of receipts); and

(d)	any other amounts or property, whether a right, entitlement, chose in action or otherwise, actual or contingent, which the Security Agent is required by the terms of the Debt Documents to hold as trustee and/or agent on trust for (or otherwise for the benefit of) the Secured Parties.

“Senior Creditors” means the Senior Secured Creditors and the Second Lien Debt Creditors.

“Senior Non Credit Facility Creditors” means the Senior Secured Noteholders, each Senior Secured Notes Trustee and the Pari Passu Debt Creditors.

“Senior Non Credit Facility Documents” means the Senior Secured Notes Finance Documents and the Pari Passu Debt Documents.

“Senior Non Credit Facility Liabilities” means the Senior Secured Notes Liabilities and the Pari Passu Debt Liabilities.

“Senior Secured Creditor Liabilities” means the Credit Facility Lender Liabilities, the Senior Secured Notes Liabilities, the Pari Passu Debt Liabilities and the Hedging Liabilities.

“Senior Secured Creditor Representative” means each Agent in respect of Senior Secured Creditor Liabilities or, in each case, any person appointed by any such Agent (and notified to Listco, the Security Agent and each other Agent) to act on its behalf for the purposes of Clause 13 (Enforcement of Transaction Security).

“Senior Secured Credit Participation” means, in relation to a Senior Secured Creditor (other than an Agent (in respect of its Agent Liabilities) or an Arranger (in respect of its Arranger Liabilities)), the aggregate of:

(a)	its Credit Facility Commitments, if any;

(b)	the principal amount of Senior Secured Notes and Pari Passu Debt referable to Pari Passu Debt Notes (as opposed to Pari Passu Debt Loans) then owing to it, if any:

(c)	in respect of any hedging transaction of a Hedge Counterparty under any Hedging Agreement that has, as of the date the calculation is made, been terminated or in accordance with the terms of this Agreement, the amount, if any, payable to it under any such Hedging Agreement in respect of that termination or close-out as of the date of termination or close-out (and before taking into account any interest accrued on that amount since the date of termination or close-out) to the extent that amount is unpaid (that amount to be certified by the relevant Hedge Counterparty and as calculated in accordance with the relevant Hedging Agreement); and

(d)	after the Credit Facility Discharge Date only, in respect of any hedging transaction of a Hedge Counterparty under any Hedging Agreement that has, as of the date the calculation is made, not been terminated or closed out:

(i)	if the relevant Hedging Agreement is based on an ISDA Master Agreement; the amount, if any, which would be payable to it under that Hedging Agreement in respect of that hedging transaction, if the date on which the calculation is made was deemed to be an Early Termination Date (as defined in the relevant ISDA Master Agreement) for which the relevant Debtor is the Defaulting Party (as defined in the relevant ISDA Master Agreement); or

(ii)

if the relevant Hedging Agreement is not based on an ISDA Master Agreement, the amount, if any, which would be payable to it under that Hedging Agreement in respect of that hedging transaction, if the date on which the calculation is made was deemed to be an event similar in meaning and effect (under that Hedging Agreement) to an Early Termination Date (as defined in any ISDA Master Agreement) occurred under that Hedging Agreement for which the relevant Debtor is in a position similar in meaning and effect (under that Hedging Agreement) to that of a Defaulting Party (under and as defined in the same ISDA Master Agreement), that amount to be certified by the relevant Hedge Counterparty and as calculated in accordance with the relevant Hedging Agreement.

“Senior Secured Creditors” means the Credit Facility Finance Parties, the Senior Secured Noteholders, each Senior Secured Notes Trustee, the Pari Passu Debt Creditors and the Hedge Counterparties.

“Senior Secured Discharge Date” means the first date on which all of the following have occurred, whether or not as a result of enforcement: (i) the Credit Facility Discharge Date; (ii) each Hedge Counterparty being satisfied that the Hedging Liabilities in respect of it have been fully and finally discharged; (iii) the Senior Secured Notes Discharge Date; (iv) the Pari Passu Debt Discharge Date; and (v) the Senior Secured Creditors being under no further obligation to provide financial accommodation to any of the Debtors under any of the Senior Secured Finance Documents.

“Senior Secured Event of Default” means an Event of Default arising under any Senior Secured Finance Document.

“Senior Secured Facilities” means each Facility (as defined in the Senior Secured Facilities Agreement).

“Senior Secured Facilities Agreement” means the facilities agreement originally dated 3 July 2014 as amended and restated from time to time, including pursuant to the 2017 Amendment and Restatement Agreement, between, among others, Midco, the Facility Agent, the Security Agent and the Arrangers.

“Senior Secured Facilities Discharge Date” means the date on which all the Senior Secured Facilities Lender Liabilities have been fully and finally discharged to the satisfaction of the Facility Agent, whether or not as a result of an enforcement, and the Senior Secured Facilities Lenders are under no further obligation to provide financial accommodation to any Debtor under any of the Finance Documents (as defined in the Senior Secured Facilities Agreement).

“Senior Secured Facilities Lender Liabilities” means the Liabilities owed by the Debtors to the Finance Parties under the Finance Documents (in each case, as such terms are defined in the Senior Secured Facilities Agreement).

“Senior Secured Facilities Lenders” means:

(a)	each Original Lender; and

(b)	each other Lender, each Issuing Bank and each Ancillary Lender (in each case) under and as defined in the Senior Secured Facilities Agreement.

“Senior Secured Finance Documents” means the Credit Facility Finance Documents, the Hedging Agreements, the Senior Secured Notes Finance Documents and the Pari Passu Debt Documents.

“Senior Secured Noteholders” means the registered holders, from time to time, of the applicable Senior Secured Notes, as determined in accordance with the relevant Senior Secured Notes Indenture(s) prior to the applicable Senior Secured Notes Discharge Date.

“Senior Secured Notes” means senior secured high yield notes, securities or other debt instruments issued (or to be issued) by a Senior Secured Notes Issuer, including, without limitation, the Original Senior Secured Notes.

“Senior Secured Notes Acceleration Event” means, in relation to any Senior Secured Notes and following the occurrence of an Event of Default (in respect of such Senior Secured Notes) which is continuing, the applicable Senior Secured Notes Trustee (or any of the Senior Secured Noteholders) (in each case) in respect of such Senior Secured Notes exercising any rights to accelerate amounts outstanding in respect of such Senior Secured Notes or any acceleration provisions being automatically invoked (save to the extent waived under the applicable Senior Secured Notes Indenture), in each case, pursuant to, and in accordance with the terms of, the applicable Senior Secured Notes Indenture.

“Senior Secured Notes Discharge Date” means the first date on which all the Senior Secured Notes Liabilities have been fully and finally discharged to the satisfaction of each Senior Secured Notes Trustee whether or not as the result of an enforcement, and the Senior Secured Noteholders are under no further obligation to provide financial accommodation to any of the Debtors under the Senior Secured Notes Finance Documents, or, as the context so requires, such discharge has occurred in relation to the Senior Secured Notes Liabilities under the relevant Senior Secured Notes Indentures.

“Senior Secured Notes Finance Documents” means the Senior Secured Notes, each Senior Secured Notes Indenture, each guarantee granted by a member of the Group in respect of the Senior Secured Notes, this Agreement, the Security Documents, and any other document entered into in connection with the Senior Secured Notes and designated a Senior Secured Notes Finance Document by the Senior Secured Notes Issuer and the applicable Senior Secured Notes Trustee.

“Senior Secured Notes Finance Parties” means any Senior Secured Notes Trustee (on behalf of itself and the Senior Secured Noteholders which it represents), the Senior Secured Noteholders and the Security Agent.

“Senior Secured Notes Indenture” means each indenture pursuant to which any Senior Secured Notes are issued.

“Senior Secured Notes Issue Date” means, in respect of each Senior Secured Notes Indenture, the first date on which a Senior Secured Note is issued pursuant to that Senior Secured Notes Indenture.

“Senior Secured Notes Issuer” means an Issuer (or, with the consent of the Instructing Group and with respect to any Senior Secured Notes that are not the Original Senior Secured Notes, any other Debtor) as issuer of any Senior Secured Notes.

“Senior Secured Notes Liabilities” means the Liabilities owed by the Debtors to the Senior Secured Notes Finance Parties under the Senior Secured Notes Finance Documents.

“Senior Secured Notes Trustee” means:

(a)	the Original Senior Secured Notes trustee for so long as it is acting as trustee in connection with the Original Senior Secured Notes; and

(b)	any other entity acting as trustee in respect of any issue of Senior Secured Notes (including, without limitation, any successor in title, assignee or transferee of the Original Senior Secured Notes Trustee).

“Senior Secured Notes Trustee Amounts” means, in relation to a Senior Secured Notes Trustee, amounts in respect of the fees, costs and expenses payable to that Senior Secured Notes Trustee (or any adviser, receiver, delegate, attorney, agent or appointee thereof) pursuant to the terms of the Senior Secured Notes Finance Documents, including:

(a)	any provisions (including indemnity provisions for costs and expenses) in favour of that Senior Secured Notes Trustee or any adviser, receiver, delegate, attorney, agent or appointee thereof contained in the Senior Secured Notes Finance Documents;

(b)	all compensation for services provided by that Senior Secured Notes Trustee or any adviser, receiver, delegate, attorney, agent or appointee thereof which is payable to that Senior Secured Notes Trustee or any adviser, receiver, delegate, attorney, agent or appointee thereof pursuant to the terms of the Senior Secured Notes Finance Documents; and

(c)	all out-of-pocket costs and expenses properly incurred by that Senior Secured Notes Trustee or any adviser, receiver, delegate, attorney, agent or appointee thereof in carrying out its duties or performing any service pursuant to the terms of the Senior Secured Notes Finance Documents, including, without limitation, compensation for the costs and expenses of the collection by that Senior Secured Notes Trustee of any amount payable to that Senior Secured Notes Trustee for the benefit of the Senior Secured Noteholders, including any VAT where applicable, provided that “Senior Secured Notes Trustee Amounts” shall not include:

(i)	any payment in relation to any unpaid costs and expenses incurred in respect of any litigation initiated by that Senior Secured Notes Trustee or any adviser, receiver, delegate, attorney, agent or appointee on behalf of that Senior Secured Notes Trustee against any of the Credit Facility Finance Parties or the Hedge Counterparties; or

(ii)	any payment made directly or indirectly on or in respect of any amounts owing under any Senior Secured Notes (including principal, interest, premium or any other amounts to any of the Senior Secured Noteholders).

“Senior Secured Payment Default” means an Event of Default arising by reason of non-payment under any Senior Secured Finance Document.

“Spanish Civil Procedural Law” means Law 1/2000 of 7 January (Ley de Enjuiciamiento Civil), as amended from time to time.

“Spanish Insolvency Law” means Spanish Law 22/2003, of 9 July, on Insolvency (Ley 22/2003, de 9 de julio, Concursal), as amended from time to time.

“Spanish Public Document” means, a documento público, being either an escritura pública or a póliza or efecto intervenido por fedatario público.

“Spanish Security Documents” means any Transaction Security Document governed by the laws of Spain.

“Subordinated Creditor” means each person which becomes a Party as a Subordinated Creditor in accordance with the terms of Clause 18 (Changes to the Parties), in each case unless such person has ceased to be a Party in accordance with the terms of this Agreement.

“Subordinated Liabilities” means the Liabilities owed to any Subordinated Creditor by any member of the Group.

“Subordinated Parties” means each Debtor, each Intra-Group Lender and each Subordinated Creditor.

“Subsidiary” means, in relation to any company or corporation, a company or corporation:

(a)	which is controlled, directly or indirectly, by the first mentioned company or corporation;

(b)	more than half the issued share capital of which is beneficially owned, directly or indirectly, by the first mentioned company or corporation; or

(c)	which is a Subsidiary of another Subsidiary of the first mentioned company or corporation,

and, for this purpose, a company or corporation shall be treated as being controlled by another if that other company or corporation is able to direct its affairs and/or to control the composition of its board of directors or equivalent body.

“Swap Obligation” means, with respect to any Debtor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act.

“Swap Support” means (i) any guarantee given (or purported to be given) and/or (ii) all or a portion of any Transaction Security created (or purported to be created), in each case by any Debtor under any Debt Document in respect of any Swap Obligation.

“Swedish Debtor” means any Debtor incorporated in Sweden.

“Taxes” means Tax (as defined in the Senior Secured Facilities Agreement).

“Transaction Security” means the Security created or evidenced or expressed to be created or evidenced under or pursuant to the Security Documents.

“Transaction Security Documents” has the meaning given to the term “Transaction Security Documents” in the Senior Secured Facilities Agreement.

“VAT” means:

(a)	any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and

(b)	any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (a) above, or imposed elsewhere.

1.2	Construction

(a)	Unless a contrary indication appears, a reference in this Agreement to:

(i)	any “Agent”, “Ancillary Lender”, “Arranger”, “Credit Facility Agent”, “Credit Facility Borrower”, “Credit Facility Lender”, “Creditor”, “Creditor Representative”, “Debtor”, “Facility Agent”, “Hedge Counterparty”, “Hedging Ancillary Lender”, “Intra-Group Lender”, “Issuing Bank”, “Listco”, “Midco”, “Pari Passu Debt Creditor”, “Pari Passu Debt Representative”, “Party”, “Second Lien Debt”, “Second Lien Debt Creditors”, “Second Lien Debt Loan Lender”, “Second Lien Debt Notes Creditor”, “Second Lien Debt Notes Guarantor”, “Second Lien Debt Notes Issuer”, “Second Lien Debt Notes Trustee”, “Second Lien Debt Representative”, “Security Agent”, “Second Lien Debt Noteholder”, “Senior Secured Creditor”, “Senior Secured Facilities Lender”, “Senior Secured Noteholder”, “Senior Secured Notes Issuer”, “Senior Secured Notes Trustee” or “Subordinated Creditor” shall be construed to be a reference to it in its capacity as such and not in any other capacity;

(ii)	any “Agent”, “Ancillary Lender”, “Arranger”, “Credit Facility Agent”, “Credit Facility Borrower, “Credit Facility Lender”, “Creditor”, “Creditor Representative”, “Debtor”, “Facility Agent”, “Hedge Counterparty”, “Hedging Ancillary Lender”, “Intra-Group Lender”, “Issuing Bank”, “Listco”, “Midco”, “Pari Passu Debt Creditor”, “Pari Passu Debt Representative”, “Party”, Second Lien Debt Creditors”, “Second Lien Debt Loan Lender”, “Second Lien Debt Noteholder”, “Second Lien Debt Notes Creditor”, “Second Lien Debt Notes Guarantor”, “Second Lien Debt Notes Issuer”, “Second Lien Debt Notes Trustee”, “Second Lien Debt Representative”, “Security Agent”, “Senior Secured Creditor”, “Senior Secured Facilities Lender”, “Senior Secured Noteholder”, “Senior Secured Notes Issuer”, “Senior Secured Notes Trustee”, “Subordinated Creditor” or any other person shall be construed so as to include its successors in title, permitted assigns and permitted transferees and, in the case of the Security Agent, any person for the time being appointed as Security Agent or Security Agents in accordance with this Agreement;

(iii)	“assets” includes present and future properties, revenues and rights of every description;

(iv)

a “Debt Document” or any other document, agreement or instrument is (other than a reference to a “Debt Document” or any other agreement or instrument in “original form”) a reference to that Debt Document, or other document, agreement or instrument, as amended, novated, supplemented, extended or restated (however fundamentally) and includes any increase in, addition to or extension of or other change to any facility made available under any such agreement or instrument (in each case to the extent not prohibited by this Agreement);

(v)	“enforcing” (or any derivation) the Transaction Security shall include the appointment of an administrator (or equivalent officer) of a Debtor by the Security Agent;

(vi)	“indebtedness” includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(vii)	the “original form” of a “Debt Document” or any other document, agreement or instrument is a reference to that Debt Document, document, agreement or instrument as originally entered into;

(viii)	a “person” includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium, partnership or entity (whether or not having separate legal personality);

(ix)	a “regulation” includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or of any regulatory, self-regulatory or other authority or organisation; and

(x)	a provision of law is a reference to that provision as amended or re-enacted.

(b)	Section, Clause and Schedule headings are for ease of reference only.

(c)

(i)	A Default, an Event of Default or an Insolvency Event is “continuing” if it has not been remedied or waived (as applicable).

(ii)	An Acceleration Event is “continuing” if it has not been revoked or otherwise ceases to be continuing in accordance with the terms of the relevant Debt Document.

(iii)	The right or requirement of any Party to take or not take any action on or following the occurrence of an Insolvency Event shall cease to apply if the corresponding Event of Default in respect of that Insolvency Event is no longer continuing (unless an Acceleration Event has occurred and is continuing and without prejudice to any action taken or not taken in accordance with the terms of this Agreement while that Event of Default was continuing).

(d)	A Senior Non Credit Facility Creditor or a Second Lien Debt Creditor providing “cash cover” for a Letter of Credit means such Senior Non Credit Facility Creditor, Second Lien Debt Creditor paying an amount in the currency of the Letter of Credit to an interest-bearing account in the name of that Senior Non Credit Facility Creditor (or any Agent on its behalf), or, as applicable, in the name of that Second Lien Debt Creditor (or any Agent on its behalf) and the following conditions being met:

(i)	the account is with the Issuing Bank;

(ii)	until no amount is or may be outstanding under that Letter of Credit withdrawals from the account may only be made to pay an Issuing Bank amounts due and payable to it under each relevant Credit Facility Agreement in respect of that Letter of Credit; and

(iii)	the Senior Non Credit Facility Creditor (or as the case may be, the relevant Agent), or the relevant Second Lien Debt Creditor (or, as the case may be, the relevant Agent) has executed a security document over the account, in form and substance satisfactory to the Issuing Bank with which that account is held, creating a first ranking security interest over that account.

(e)	A “right to participate” in a Public Auction shall be interpreted to mean that any offer, or indication of a potential offer, that a Senior Creditor makes shall be considered by those running the Public Auction process against the same criteria as any offer, or indication of a potential offer, by any other bidder or potential bidder. For the avoidance of doubt, if after having applied those same criteria, the offer or indication of a potential offer made by such Senior Creditor is not considered by those running the Public Auction process to be sufficient to continue in the Public Auction process (such consideration being assessed against the same criteria as any offer, or indication of a potential offer, by any other bidder or potential bidder (and where continuation may include being invited to review additional information or being invited to have an opportunity to make a subsequent or revised offer, whether in another round of bidding or otherwise)) then the right to participate of that Senior Creditor under this Agreement shall be deemed to be satisfied.

(f)	Unless a contrary indication appears, references to any Agent acting on behalf of the Senior Secured Creditors or, as the case may be, the Second Lien Debt Creditors it represents or providing any Consent under this Agreement means such Agent acting in accordance with the Debt Documents to which it is party or, if applicable, on the instructions of the Requisite Majority of such Creditors.

(g)	A Credit Facility Agent will be entitled to seek instructions from the Credit Facility Lenders which it represents to the extent required by the applicable Credit Facility Finance Document as to any action to be taken by it under this Agreement.

(h)	A Second Lien Debt Representative in respect of a Second Lien Debt Loan will be entitled to seek instructions from the Second Lien Debt Creditors it represents to the extent required by the applicable Second Lien Debt Document as to any action to be taken by it under this Agreement.

(i)	A Senior Secured Notes Trustee, a Pari Passu Debt Representative in connection with any Pari Passu Debt Note or a Second Lien Debt Notes Trustee (the “Relevant Agent Representative”) will be entitled to seek instructions from the relevant Senior Secured Noteholders, the Pari Passu Debt Creditors or the Second Lien Debt Noteholders (as the case may be) which such Relevant Agent Representative represents to the extent required by the applicable Senior Secured Notes Indenture, the applicable Pari Passu Debt Agreement or Second Lien Debt Notes Indenture (as the case may be) as to any action to be taken by it under this Agreement.

(j)

Save where the context specifies otherwise, after the Senior Secured Facilities Discharge Date, any term defined in this Agreement by reference to the Senior Secured Facilities Agreement shall have the meaning given to that term in any other Credit Facility Agreement then in existence or, if such Credit Facility Agreement(s) do not define such term or no such Credit Facility Agreement then exists, the meaning that was given to that term in the Senior Secured Facilities Agreement immediately prior to the relevant Senior Secured Facilities Discharge Date.

(k)	In determining whether or not any Liabilities have been fully and finally discharged, the relevant Agent (and, if applicable, the Security Agent) will disregard contingent liabilities (excluding any arising under any letters of credit or other documentary credits) (such as the risk of claw back flowing from a preference) except to the extent it reasonably believes (after taking such legal advice as it considers appropriate) that there is a reasonable likelihood that those liabilities will become actual liabilities.

(l)	Where any consent is required under this Agreement from:

(i)	a Credit Facility Lender or Credit Facility Finance Party where such consent is required after the Credit Facility Discharge Date applicable to it;

(ii)	a Senior Secured Notes Creditor where such consent is required after the Senior Secured Notes Discharge Date applicable to it;

(iii)	a Pari Passu Debt Creditor where such consent is required after the Pari Passu Debt Discharge Date applicable to it; or

(iv)	a Second Lien Debt Creditor where such consent is required after the Second Lien Debt Discharge Date applicable to it,

such consent requirement shall cease to apply.

(m)	Any consent to be given under this Agreement shall mean such consent is to be given in writing, which for the purposes of this Agreement and in relation to any Senior Secured Notes, any Pari Passu Debt Notes or any Second Lien Debt Notes will be deemed to include any instructions, waivers or consents provided through any applicable clearance system in accordance with the terms of the relevant Debt Document.

(n)	References in this Agreement to any matter being “permitted” under a Debt Document shall include reference to such matter not being prohibited under such Debt Document.

(o)	Notwithstanding anything to the contrary, where any provision of this Agreement refers to or otherwise contemplates any consent, approval, release, waiver, agreement, notification or other step or action being required from or by any person:

(i)	which is not a Party at such time;

(ii)	in the capacity as Arranger but in circumstances where all Arranger Liabilities have been fully and finally discharged to the satisfaction of the relevant Agent and the Arrangers at such time are under no obligation (in their capacity as Arrangers) to provide financial accommodation to any of the Debtors under any Credit Facilities Finance Document or Pari Passu Debt Document;

(iii)	in respect of any agreement which is not at such time in existence;

(iv)	in respect of any indebtedness which has not been committed (excluding any commitment subject to conditions) or incurred at such time;

(v)	in respect of Liabilities or Creditors (or other persons) for which the relevant Discharge Date has occurred at or prior to such time,

unless otherwise agreed or specified by Listco, that consent, approval, release, waiver, agreement, notification or other step or action shall not be required and no such provision shall, or shall be construed so as to, in any way prohibit or restrict the rights or actions of any member of the Group. Further, for the avoidance of doubt, no reference to any agreement which is not in existence shall, or shall be construed so as to, in any way prohibit or restrict the rights or actions of any member of the Group.

(p)	References to any Credit Facility Lenders, any Senior Secured Noteholders, any holder, lender or other creditor of Pari Passu Debt, any Second Lien Debt Loan Lender or any Second Lien Debt Noteholders giving any Consent under this Agreement means (in each case) acting through the applicable Creditor Representative or, as applicable, the Security Agent.

(q)	Notwithstanding any other provision of this Agreement, until the relevant proceeds are released from escrow, the provisions of this Agreement shall not apply to or create any restriction in respect of any escrow arrangement pursuant to which the proceeds of any Credit Facility, Senior Secured Notes, Pari Passu Debt Notes, Pari Passu Debt Loan, Second Lien Debt Notes and/or Second Lien Debt Loan are subject, and this Agreement shall not govern the rights and obligations of such Senior Secured Creditors and/or (as applicable) Second Lien Debt Creditors until such proceeds are released from such escrow arrangement in accordance with the terms thereof but excluding, for the avoidance of doubt, any such release solely to redeem (substantially contemporaneously with such release) the relevant Credit Facility, Senior Secured Notes, Pari Passu Debt Notes, Pari Passu Debt Loan, Second Lien Debt Notes and/or Second Lien Debt Loan pursuant to the terms of the relevant Senior Secured Finance Documents and/or (as applicable) Second Lien Debt Documents.

(r)	For the avoidance of doubt, if the terms of any Secured Debt Document:

(i)	require the relevant Agent or Creditors to provide approval where it is not the matter of any discretion (or deem approval to have been provided) for a particular matter, step or action; or

(ii)	do not seek to regulate a particular matter, step or action,

for the purpose of this Agreement that matter, step or action shall not be prohibited by the terms of that Secured Debt Document.

(s)	Notwithstanding anything to the contrary, nothing in this Agreement shall prohibit any debt exchange, non-cash rollover or other similar or equivalent transaction in relation to any Liabilities.

1.3	Italian terms

In this Agreement:

(a)	a “winding-up”, “administration” or “dissolution” includes, without limitation, any liquidazione, scioglimento, procedura concorsuale (including fallimento, concordato preventivo, amministrazione controllata, liquidazione coatta amministrativa, amministrazione straordinaria delle grandi imprese insolventi), cessione del beni al creditori or any other similar proceedings;

(b)	a “receiver”, “administrative receiver”, “administrator” or the like includes, without limitation, a curatore, commissario giudiziale, liquidatore or any other person performing the same function of each of the foregoing;

(c)	a step or procedure taken in connection with insolvency proceedings for any person includes, without limitation, that person formally making a proposal to assign its assets pursuant to Article 1977 of the Italian Civil Code (cessione dei beni ai creditori), implementing a piano di risanamento pursuant to clause 67 para. 3 lett (d) of the Italian Bankruptcy Law, entering into an accordo di ristrutturazione dei debiti, pursuant to clause 182 bis of the Italian Bankruptcy Law, a convenzione di moratoria pursuant to article 182-septies of the Italian Bankruptcy Law, filing a petition for a concordato preventivo or domanda di “pre-concordato” pursuant to article 161, paragraph 6 of the Italian Bankruptcy Law or entering into a similar arrangement for a substantial part of its creditors;

(d)	an “assignment”, “arrangement” or “composition” with or for the benefit of its creditors or the like includes, without limitation, an arrangement pursuant to Article 1977 of the Italian Civil Code (cessione del beni ai creditor), a piano di risanamento pursuant to clause 67 para. 3 lett (d) of the Italian Bankruptcy Law, an accordo di ristrutturazione dei debiti, pursuant to clause 182 bis of the Italian Bankruptcy Law a concordato preventivo or a similar arrangement for the substantial part of creditors;

(e)	“security” includes, without limitation, any pegno, ipoteca, privilegio generale, privilegio speciale (including the privilegio speciale created pursuant to Article 46 of the Italian Banking Law, as amended from time to time), fideiussione, garanzia a prima domanda, cessione del credito in garanzia and any other garanzia reale, garanzia personale, causa legittima di prelazione or other transactions having the same effect as each of the foregoing.

1.4	Luxembourg terms

In this Agreement:

(a)	Luxembourg legal concepts expressed in English terms in this Agreement may not correspond to the original French or German terms relating thereto;

(b)	where it relates to an Obligor incorporated in Luxembourg, a reference to:

(i)	an inability to pay debts or discharge liabilities as they fall due, include, any cessation de paiement for the purpose of Luxembourg law;

(ii)	a “winding up”, “dissolution” or “administration” includes a Luxembourg entity:

(A)	being declared bankrupt (faillite déclarée);

(B)	being subject to liquidation judiciaire; and

(C)	having filed for controlled management (gestion contrôlée);

(iii)	a “moratorium” includes a reprieve from payment (sursis de paiement) or a concordat préventif de faillite;

(iv)	a “trustee in bankruptcy” includes a curateur;

(v)	an “administrator” includes a commissaire or a juge délégué;

(vi)	an “attachment” includes a saisie;

(vii)	a “lien” or “security interest” includes any hypothèque, nantissement, gage, privilege, sûreté réelle, droit de retention, and any type of security in rem (sûreté réelle) or agreement or arrangement having similar effect and any transfer of title by way of security;

(viii)	a “set-off” includes, for purposes of Luxembourg law, legal set-off;

(ix)	“by-laws” or “constitutional documents” includes its up-to-date (restated) articles of association (statuts); and

(x)	a “director” includes a gérant or an administrateur.

1.5	Spanish terms

In this Agreement, where it relates to a Spanish entity, a reference to:

(a)	“insolvency” (concurso or any other equivalent legal proceeding) and any step or proceeding related to it has the meaning attributed to them under the Spanish Insolvency Law and “insolvency proceeding” includes, without limitation, a declaración de concurso, necessary or voluntary (necesario o voluntario) and the filling of the notice foreseen in Article 5 bis of the Spanish Insolvency Law;

(b)	“winding up”, “administration” or “dissolution” includes, without limitation, disolución, liquidación, or administración concursal or any other similar proceedings;

(c)	“compulsory manager”, “receiver, administrative receiver”, or “administrator” or the like includes, without limitation, administración del concurso or any other person performing the same function;

(d)	“composition”, “compromise”, “assignment” or “arrangement with any creditor” includes, without limitation, the celebration of a convenio;

(e)	“matured obligations” includes, without limitation, any crédito líquido, vencido y exigible;

(f)	“guarantee” includes any garantía, aval or guarantee which is independent from the debt to which it relates;

(g)	a grant, creation or transfer of a “security” includes any in rem or garantía real and any transfer by way of security;

(h)	“security interest” includes any mortgage (hipoteca), pledge (prenda), and, in general, any right in rem (garantia real) governed by Spanish law, created for the purpose of granting security.

(i)	“trustee, fiduciary or fiduciary duty” has in each case the meaning given to such term under any applicable law;

(j)	“set off rights” includes, to the extent legally possible, the rights to compensate under Royal Decree 5/2005; and

(k)	“wilful misconduct” includes dolo.

1.6	Belgian terms

In this Agreement, where it relates to any Belgian entity or Security, a reference to:

(a)	a “liquidator”, “receiver”, “administrative receiver”, “administrator”, “compulsory manager” or other similar officer includes any curator/curateur, vereffenaar/liquidateur, voorlopig bewindvoerder/administrateur provisoire, gerechtelijk deskundige/expert judiciaire, mandataris ad hoc/mandataire ad hoc, ondernemingsbemiddelaar/médiateur d’entreprise, as applicable, and sekwester/séquestre;

(b)	a “Security” includes any mortgage (hypotheek/hypothèque), pledge (pand/nantissement), any mandate to grant a mortgage, a pledge or any other real security (mandaat/mandat), privilege (voorrecht/privilège), reservation of title arrangement (eigendomsvoorbehoud/réserve de propriété), any real security (zakelijke zekerheid/sûreté réelle) and any transfer by way of security (overdracht ten titel van zekerheid/transfert à titre de garantie);

(c)	a “suspension of payments”, “moratorium of any indebtedness” or “reorganisation” includes any gerechtelijke reorganisatie/réorganisation judiciaire, as applicable;

(d)	a “composition”, “compromise”, “assignment” or “arrangement” includes a minnelijk akkoord met schuldeisers/accord amiable avec des créanciers, or gerechtelijke reorganisatie/réorganisation judiciaire, as applicable;

(e)	“winding up”, “administration” or “dissolution” includes any vereffening/liquidation, ontbinding/dissolution, faillissement/faillite and sluiting van een onderneming/fermeture d’une enterprise;

(f)	an “attachment”, “sequestration”, “distress”, “execution” or analogous process includes any uitvoerend beslag/saisie exécutoire and bewarend beslag/saisie conservatoire;

(g)	an “amalgamation”, “demerger”, “merger”, “consolidation” or “corporate reconstruction” includes a overdracht van algemeenheid/transfert d’universalité, overdracht van bedrijfstak/transfert de branche d’activité, splitsing/scission and fusie/fusion and assimilated transaction in accordance with article 676 and 677 of the Belgian Companies Code (gelijkgestelde verrichting/opération assimilée);

(h)	“gross negligence” means zware fout/faute lourde;

(i)	“wilful misconduct” or “wilful breach” means opzet/intention;

(j)	“constitutional documents” means the deed of incorporation (oprichtingsakte/ acte constitutive), statuten/statuts uittreksel van de Kruispuntbank voor Ondernemingen/extrait de la Banque Carrefour des Entreprises and a non-bankruptcy certificate;

(k)	“guarantee” means, only for the purpose of the guarantee granted by any Belgian Debtor under this Agreement, an independent guarantee and not a surety (borg/cautionnement); and

(l)	a Debtor being “incorporated” in Belgium, means that such Debtor has its principal place of business (voornaamste vestiging/établissement principal (within the meaning of the Belgian Law of 16 July 2004 on the conflicts of law code)) in Belgium.

1.7	Third party rights

(a)	Unless expressly provided to the contrary in this Agreement, a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 (the “Third Parties Rights Act”) to enforce or to enjoy the benefit of any term of this Agreement.

(b)	Notwithstanding any term of this Agreement, the consent of any person who is not a Party is not required to rescind or vary this Agreement at any time.

(c)	Any Receiver, Delegate or any other person described in Clause 16.11 (No proceedings) may, subject to this Clause 1.4 and the Third Parties Rights Act, rely on any Clause of this Agreement which expressly confers rights on it.

1.8	Debtors’ Agent

(a)	Each Debtor (other than Listco) by its execution of this Agreement or a Debtor Accession Deed irrevocably appoints Listco to act on its behalf as its agent (the “Debtors’ Agent”) in relation to the Debt Documents to which it is party and irrevocably authorises Listco on its behalf to make agreements, to enter into deeds and to effect any amendments, supplements and variations (in each case, however fundamental) capable of being given, made or effected by any Debtor (notwithstanding that they may increase that Debtor’s obligations or otherwise affect that Debtor) and to give confirmations as to the continuation of surety obligations, without further reference to or the consent of that Debtor, and in each case that Debtor shall be bound as though that Debtor itself had executed or made the agreements or deeds, or effected the amendments, supplements or variations.

(b)	Every agreement or deed entered into or made by Listco under any Debt Document on behalf of another Debtor or in connection with any Debt Document (whether or not known to any other Debtor and whether occurring before or after such Debtor became a Debtor under any Debt Document) shall be binding for all purposes on that Debtor as if that Debtor had expressly made or entered into the same.

(c)	For the purposes of acting as their agent in accordance with this Clause 1.8, each of the Debtors exempts Listco from any restrictions imposed by Section 181 of the German Civil Code (and any equivalent restriction under any other applicable law) in this respect.

1.9	Termination

Unless otherwise notified by Listco in writing on or prior to the Final Discharge Date, this Agreement shall terminate in full and cease to have any further effect on the Final Discharge Date.

2.	RANKING AND PRIORITY

2.1	Senior Secured Creditor Liabilities and Second Lien Debt Liabilities

Each of the Parties agrees that the Senior Secured Creditor Liabilities owed by each Debtor to the Senior Secured Creditors, the Second Lien Debt Liabilities owed by each Debtor to the Second Lien Debt Creditors, the Agent Liabilities, the Arranger Liabilities and all present and future liabilities and obligations, actual and contingent, of the Debtors to the Security Agent, any

Receiver or any Delegate shall rank in right and priority of payment in the following order and are postponed and subordinated to any prior ranking Liabilities as follows:

(a)	first, the Senior Secured Creditor Liabilities, the Agent Liabilities, the Arranger Liabilities and all present and future liabilities and obligations, actual and contingent, of the Debtors to the Security Agent, any Receiver or any Delegate shall rank in right and priority of payment pari passu and without any preference between them; and

(b)	second, the Second Lien Debt Liabilities (excluding any Agent Liabilities of any Second Lien Debt Representative).

2.2	Transaction Security

Each of the Parties agrees that the Transaction Security shall rank and secure the following Liabilities (but in each case only to the extent that such Transaction Security is expressed to secure those Liabilities) subject to Clauses 15.1 (Order of application) and 15.9 (Time irrelevant)) in the following order:

(a)	first, the Senior Secured Creditor Liabilities, the Agent Liabilities, the Arranger Liabilities and all present and future liabilities and obligations, actual and contingent, of the Debtors to the Security Agent, any Receiver or any Delegate pari passu and without any preference between them; and

(b)	second, the Second Lien Debt Liabilities (excluding any Agent Liabilities of any Second Lien Debt Representative).

2.3	Subordinated Liabilities and Intra-Group Liabilities

(a)	Each of the Parties agrees that the Subordinated Liabilities and the Intra-Group Liabilities are postponed and subordinated to the Liabilities referred to in Clause 2.1 (Senior Secured Creditor Liabilities and Second Lien Debt Liabilities).

(b)	This Agreement does not purport to rank any of the Subordinated Liabilities or the Intra-Group Liabilities as between themselves.

3.	CREDIT FACILITY LENDERS AND CREDIT FACILITY LENDER LIABILITIES

3.1	Payment of Credit Facility Lender Liabilities

The Debtors may make Payments of the Credit Facility Lender Liabilities at any time in accordance with the Credit Facility Finance Documents.

3.2	Amendments and waivers: Credit Facility Finance Parties

The Credit Facility Finance Parties and the Debtors may at any time amend or waive any of the terms of any of the Credit Facility Finance Documents in accordance with their terms (and subject to any relevant consent required in any of them, as applicable) at any time.

3.3	Security: Credit Facility Lenders

Other than as set out in Clause 3.4 (Security: Ancillary Lenders and Issuing Banks), the Credit Facility Lenders may take, accept or receive the benefit of:

(a)	any Security in respect of the Credit Facility Lender Liabilities from any member of the Group, Debtor or Non Debtor Security Provider in addition to the Transaction Security if (except for any Security permitted under Clause 3.4 (Security: Ancillary Lenders and Issuing Banks)):

(x)	it is Escrow Security;

(y)	it is customary Security in connection with any customary interim facilities (established to fund a Permitted Acquisition on a certain funds basis) and all amounts recovered by the Credit Facility Lenders with respect to any such Security shall immediately be paid to the Security Agent and applied in accordance with Clause 15 (Application of Proceeds); or

(z)	to the extent legally possible and subject to any Agreed Security Principles, at the same time it is also offered either:

(i)	to the Security Agent as trustee for the other Senior Secured Creditors and the Second Lien Debt Creditors in respect of their Liabilities; or

(ii)	in the case of any jurisdiction in which effective Security cannot be granted in favour of the Security Agent as trustee for such Senior Secured Creditors and any such Second Lien Debt Creditors:

(A)	to the other Senior Secured Creditors and the Second Lien Debt Creditors in respect of their Liabilities;

(B)	to the Security Agent as agent for the other Senior Secured Creditors and the Second Lien Debt Creditors in respect of their Liabilities; and/or

(C)	to the Security Agent under a parallel debt joint and several creditorship or equivalent structure for the benefit of the other Senior Secured Creditors and the Second Lien Debt Creditors,

and ranks in the same order of priority as that contemplated in Clause 2.2 (Transaction Security); and

(b)	any guarantee, indemnity or other assurance against loss in respect of the Credit Facility Lender Liabilities from any member of the Group in addition to those in:

(i)	any Senior Secured Finance Document;

(ii)	this Agreement; or

(iii)	any Common Assurance,

if (except for any guarantee, indemnity or other assurance against loss permitted under Clause 3.4 (Security: Ancillary Lenders and Issuing Banks)) and to the extent legally possible and subject to any Agreed Security Principles, at the same time it is also offered to the other Senior Secured Creditors and the other Second Lien Debt Creditors in respect of their Liabilities and ranks in the same order of priority as that contemplated in Clause 2 (Ranking and priority).

3.4	Security: Ancillary Lenders and Issuing Banks

No Ancillary Lender or Issuing Bank will, unless the prior consent of an Instructing Group is obtained, take, accept or receive from any member of the Group the benefit of any Security, guarantee, indemnity or other assurance against loss in respect of any of the Liabilities owed to it other than:

(a)	the Transaction Security;

(b)	each guarantee, indemnity or other assurance against loss contained in:

(i)	any Senior Secured Finance Document;

(ii)	this Agreement; or

(iii)	any Common Assurance;

(c)	indemnities and assurances against loss contained in the Ancillary Documents no greater in extent than any of those referred to in paragraph (b) above;

(d)	any Credit Facility Cash Cover permitted under the relevant Credit Facility Agreement relating to any Ancillary Facility or for any Letter of Credit issued by the Issuing Bank;

(e)	the indemnities contained in an ISDA Master Agreement (in the case of a Hedging Ancillary Document which is based on an ISDA Master Agreement) or any indemnities which are similar in meaning and effect to those indemnities (in the case of a Hedging Ancillary Document which is not based on an ISDA Master Agreement); or

(f)	any Security, guarantee, indemnity or other assurance against loss giving effect to, or arising as a result of the effect of, any netting or set-off arrangement relating to the Ancillary Facilities for the purpose of netting debit and credit balances arising under the Ancillary Facilities.

3.5	Restriction on Enforcement: Ancillary Lenders and Issuing Banks

Subject to Clause 3.6 (Permitted Enforcement: Ancillary Lenders and Issuing Banks), so long as any of the Senior Secured Creditor Liabilities (other than any Liabilities owed to the Ancillary Lenders or Issuing Banks) are or may be outstanding, none of the Ancillary Lenders nor the Issuing Banks shall be entitled to take any Enforcement Action in respect of any of the Liabilities owed to it.

3.6	Permitted Enforcement: Ancillary Lenders and Issuing Banks

(a)	The Ancillary Lenders and Issuing Banks may take Enforcement Action if:

(i)	at the same time as, or prior to, that action, Enforcement Action has been taken in respect of the Credit Facility Lender Liabilities (excluding the Liabilities owing to Ancillary Lenders and the Issuing Banks), in which case the Ancillary Lenders and the Issuing Banks may take the same Enforcement Action as has been taken in respect of those Credit Facility Lender Liabilities;

(ii)	that action is contemplated by, and may be taken by the Ancillary Lenders or, as applicable, the Issuing Bank under, the relevant Credit Facility Agreement or Clause 3.4 (Security: Ancillary Lenders and Issuing Banks);

(iii)	that Enforcement Action is taken in respect of Credit Facility Cash Cover which has been provided in accordance with the relevant Credit Facility Agreement;

(iv)	at the same time as, or prior to, that action, the consent of an Instructing Group to that Enforcement Action is obtained; or

(v)	an Insolvency Event has occurred and is continuing in relation to any member of the Group, in which case after the occurrence of that Insolvency Event, each Ancillary Lender and each Issuing Bank shall be entitled (if it has not already done so) to exercise any right it may otherwise have in respect of that member of the Group to:

(A)	accelerate any of that member of the Group’s Credit Facility Lender Liabilities or declare them prematurely due and payable on demand;

(B)	make a demand under any guarantee, indemnity or other assurance against loss given by that member of the Group in respect of any Credit Facility Lender Liabilities;

(C)	exercise any right of set-off or take or receive any Payment in respect of any Credit Facility Lender Liabilities of that member of the Group; or

(D)	claim and prove in the liquidation, administration or other insolvency proceedings of that member of the Group for the Credit Facility Lender Liabilities owing to it.

(b)	Clause 3.5 (Restriction on Enforcement: Ancillary Lenders and Issuing Banks) shall not restrict any right of an Ancillary Lender to net or set-off in relation to a Multi-account Overdraft Facility, in accordance with the terms of the relevant Credit Facility Agreement, to the extent that the netting or set-off represents a reduction from a Permitted Gross Amount of that Multi-account Overdraft Facility to or towards its Designated Net Amount.

4.	HEDGE COUNTERPARTIES AND HEDGING LIABILITIES

4.1	Identity of Hedge Counterparties

(a)	Subject to paragraph (b) below, no person providing hedging arrangements to any Debtor shall be entitled to share in any of the Transaction Security or in the benefit of any guarantee or indemnity in respect of any of the liabilities arising in relation to those hedging arrangements nor shall those liabilities be treated as Hedging Liabilities unless that person is or becomes a party to this Agreement as a Hedge Counterparty.

(b)	Paragraph (a) above shall not apply to a Hedging Ancillary Lender.

4.2	Restriction on Payment: Hedging Liabilities

Prior to the Senior Secured Discharge Date, the Debtors shall not, and shall procure that no other member of the Group will, make any Payment of the Hedging Liabilities at any time unless:

(a)	that Payment is permitted under Clause 4.3 (Permitted Payments: Hedging Liabilities); or

(b)	the taking or receipt of that Payment is permitted under paragraph (c) of Clause 4.8 (Permitted Enforcement: Hedge Counterparties).

4.3	Permitted Payments: Hedging Liabilities

(a)	Subject to paragraph (b) below, the Debtors may make Payments (whether in relation to a refinancing of any Hedging Liabilities or otherwise) to any Hedge Counterparty in respect of the Hedging Liabilities then due to that Hedge Counterparty under any Hedging Agreement in accordance with the terms of that Hedging Agreement.

(b)	No Payment may be made to a Hedge Counterparty under paragraph (a) above if any scheduled payment due from that Hedge Counterparty to a Debtor under a Hedging Agreement to which they are both party is due and unpaid. For the avoidance of doubt, no payment will be due and unpaid if a Hedge Counterparty is entitled to withhold any payment pursuant to section 2(a)(iii) of the ISDA Master Agreement.

(c)	Failure by a Debtor to make a Payment to a Hedge Counterparty which results solely from the operation of paragraph (b) above shall, without prejudice to Clause 4.4 (Payment obligations continue), not result in a default (however described) in respect of that Debtor under that Hedging Agreement.

4.4	Payment obligations continue

No Debtor shall be released from the liability to make any Payment (including of default interest, which shall continue to accrue) under any Debt Document by the operation of Clauses 4.2 (Restriction on Payment: Hedging Liabilities) and 4.3 (Permitted Payments: Hedging Liabilities) even if its obligation to make that Payment is restricted at any time by the terms of either of those Clauses.

4.5	Amendments and waivers: Hedging Agreements

(a)	Subject to paragraph (b) below, the Hedge Counterparties may not, at any time, amend or waive any term of the Hedging Agreements.

(b)	A Hedge Counterparty may amend or waive any term of a Hedging Agreement in accordance with the terms of that Hedging Agreement if that amendment or waiver does not breach another term of this Agreement or any Secured Debt Document.

4.6	Security: Hedge Counterparties

The Hedge Counterparties may not take, accept or receive the benefit of any Security, guarantee, indemnity or other assurance against loss from any member of the Group in respect of the Hedging Liabilities other than:

(a)	the Transaction Security;

(b)	any guarantee, indemnity or other assurance against loss contained in:

(i)	a Credit Facility Agreement;

(ii)	this Agreement;

(iii)	any Common Assurance; or

(iv)	the relevant Hedging Agreement to no greater extent than any of those referred to in paragraphs (i) to (iii) above;

(c)	as otherwise contemplated by Clause 3.3 (Security: Credit Facility Lenders); and

(d)	the indemnities and rights of set-off and netting contained in the ISDA Master Agreements (in the case of a Hedging Agreement which is based on an ISDA Master Agreement) or any indemnities which are similar in meaning and effect to those indemnities (in the case of a Hedging Agreement which is not based on an ISDA Master Agreement).

4.7	Restriction on Enforcement: Hedge Counterparties

Subject to Clauses 4.8 (Permitted Enforcement: Hedge Counterparties) and 4.9 (Required Enforcement: Hedge Counterparties) and without prejudice to each Hedge Counterparty’s rights under Clauses 13.2 (Enforcement Instructions) and 13.3 (Manner of enforcement), the Hedge Counterparties shall not take any Enforcement Action in respect of any of the Hedging Liabilities or any of the hedging transactions under any of the Hedging Agreements at any time.

4.8	Permitted Enforcement: Hedge Counterparties

(a)	To the extent it is able to do so under the relevant Hedging Agreement and provided it is not in default under the relevant Hedging Agreement, a Hedge Counterparty may terminate or close-out in whole or in part any hedging transaction under that Hedging Agreement prior to its stated maturity:

(i)	with the consent of Listco if in relation to interest rate or currency risk in relation to any Secured Debt Document, prior to a Distress Event, that termination or close-out would not result in a breach of any Credit Facility Agreement, any Senior Secured Notes Indenture, any Pari Passu Debt Agreement or any Second Lien Debt Agreement and/or any hedging or similar letter referred to in any such agreement (as applicable);

(ii)	if a Distress Event has occurred;

(iii)	if:

(A)	in relation to a Hedging Agreement which is based on the 1992 ISDA Master Agreement:

(I)	an Illegality or Tax Event or Tax Event Upon Merger (each as defined in the 1992 ISDA Master Agreement); or

(II)	an event similar in meaning and effect to a Force Majeure Event (as defined in paragraph (B) below),

has occurred in respect of that Hedging Agreement;

(B)	in relation to a Hedging Agreement which is based on the 2002 ISDA Master Agreement, an Illegality or Tax Event, Tax Event Upon Merger or a Force Majeure Event (each as defined in the 2002 ISDA Master Agreement) has occurred in respect of that Hedging Agreement;

(C)	in relation to a Hedging Agreement which is not based on an ISDA Master Agreement, any event similar in meaning and effect to an event described in paragraph (A) or (B) above has occurred under and in respect of that Hedging Agreement;

(iv)	following the occurrence of an Event of Default under clause 28.5 (Insolvency) and/or clause 28.6 (Insolvency Proceedings) of the Senior Secured Facilities Agreement (or, following the Senior Secured Facilities Discharge Date, any event or circumstance that would have been such an Event of Default had the Senior Secured Facilities Discharge Date not occurred) in relation to a Debtor which is party to that Hedging Agreement, in each case that is continuing;

(v)	upon the refinancing (in whole or part) of the Credit Facility Lender Liabilities, the Senior Secured Notes Liabilities, the Pari Passu Debt Liabilities or the Second Lien Debt Liabilities (in each case) to the extent the relevant hedging transaction relates thereto;

(vi)	if an Instructing Group gives prior consent to that termination or close-out being made; or

(vii)	the Hedge Counterparties cease to be secured under the Transaction Security Documents without their consent other than owing to the release of Transaction Security pursuant to paragraph (a)(ii) of Clause 7.2 (Transaction Security: New Debt Financings and Hedging Agreements), Clause 14.1 (Non-Distressed Disposals) or paragraph (g) of Clause 18.16 (Resignation of a Debtor).

(b)	If a Debtor has defaulted on any Payment due under a Hedging Agreement (after allowing any applicable notice or grace periods) and the default has continued unwaived or unremedied for more than 10 Business Days after notice of that default has been given to the Security Agent pursuant to paragraph (e) of Clause 23.3 (Notification of prescribed events), the relevant Hedge Counterparty:

(i)	may, to the extent it is able to do so under the relevant Hedging Agreement, terminate or close-out in whole or in part any hedging transaction under that Hedging Agreement; and

(ii)	until such time as the Security Agent has given notice to that Hedge Counterparty that the Transaction Security is being enforced (or that any formal steps are being taken to enforce the Transaction Security), shall be entitled to exercise any right it might otherwise have to sue for, commence or join legal or arbitration proceedings against any Debtor to recover any Hedging Liabilities due under that Hedging Agreement.

(c)	After the occurrence of an Insolvency Event that is continuing in relation to any member of the Group, each Hedge Counterparty shall be entitled to exercise any right it may otherwise have in respect of that member of the Group to:

(i)	close-out or terminate prematurely any Hedging Liabilities of that member of the Group;

(ii)	make a demand under any guarantee, indemnity or other assurance against loss given by that member of the Group in respect of any Hedging Liabilities owing to it;

(iii)	exercise any right of set-off or take or receive any Payment in respect of any Hedging Liabilities of that member of the Group; or

(iv)	claim and prove in the liquidation, administration or other insolvency proceedings of that member of the Group for the Hedging Liabilities owing to it.

4.9	Required Enforcement: Hedge Counterparties

(a)	Subject to paragraph (b) below, a Hedge Counterparty shall promptly terminate or close-out in full any hedging transaction under all or any of the Hedging Agreements to which it is party prior to their stated maturity, following:

(i)	the occurrence of an Acceleration Event that is continuing and delivery to it of a notice from the Security Agent that that Acceleration Event has occurred that is continuing; and

(ii)	delivery to it of a notice subsequent to the events referred to in paragraph (i) above from the Security Agent (acting on the instructions of an Instructing Group) instructing it to do so.

(b)	Paragraph (a) above shall not apply to the extent that that Acceleration Event occurred as a result of an arrangement made between any Debtor and any Senior Secured Creditor with the purpose of bringing about that Acceleration Event.

(c)	If a Hedge Counterparty is entitled to terminate or close-out any hedging transaction under paragraph (b) of Clause 4.8 (Permitted Enforcement: Hedge Counterparties) (or would have been able to if that Hedge Counterparty had given the notice referred to in that paragraph) but has not terminated or closed out each such hedging transaction, that Hedge Counterparty shall promptly terminate or close-out in full each such hedging transaction following a request to do so by the Security Agent (acting on the instructions of an Instructing Group).

4.10	Treatment of Payments due to Debtors on termination of hedging transactions

(a)	If, on termination of any hedging transaction under any Hedging Agreement occurring after a Distress Event, a settlement amount or other amount (following the application of any Close-out Netting, Payment Netting or Inter-Hedging Agreement Netting in respect of that Hedging Agreement) falls due from a Hedge Counterparty to the relevant Debtor, then that amount shall be paid by that Hedge Counterparty to the Security Agent, treated as the proceeds of enforcement of the Transaction Security and applied in accordance with the terms of this Agreement.

(b)	The payment of that amount by the Hedge Counterparty to the Security Agent in accordance with paragraph (a) above shall discharge the Hedge Counterparty’s obligation to pay that amount to that Debtor.

4.11	Terms of Hedging Agreements

The Hedge Counterparties (excluding in relation to paragraph (a) below and otherwise only to the extent party to the Hedging Agreement in question) and the Debtors party to the Hedging Agreements shall ensure that, at all times:

(a)	each Hedging Agreement documents only hedging arrangements entered into for the purpose of hedging the types of liabilities described in the definition of “Hedging Agreement” and that no other hedging arrangements are carried out under or pursuant to a Hedging Agreement;

(b)	each Hedging Agreement is based on an ISDA Master Agreement or on another framework agreement which is similar in effect to an ISDA Master Agreement;

(c)	in the event of a termination of the hedging transaction entered into under a Hedging Agreement, as a result of a Termination Event or an Event of Default, each as defined in the relevant Hedging Agreement (or an event similar in meaning and effect in the case of a Hedging Agreement which is not based on an ISDA Master Agreement), that Hedging Agreement will:

(i)	if it is based on a 1992 ISDA Master Agreement, provide for payments under the “Second Method” and will make no material amendment to section 6(e) (Payments on Early Termination) of the ISDA Master Agreement;

(ii)	if it is based on a 2002 ISDA Master Agreement, make no material amendment to the provisions of section 6(e) (Payments on Early Termination) of the ISDA Master Agreement; or

(iii)	if it is not based on an ISDA Master Agreement, provide for any other method the effect of which is that the party to which that event is referable will be entitled to receive payment under the relevant termination provisions if the net replacement value of all terminated transactions entered into under that Hedging Agreement is in its favour;

(d)	each Hedging Agreement will provide that the relevant Hedge Counterparty will be entitled to designate an Early Termination Date (as defined in the relevant ISDA Master Agreement) or otherwise be able to terminate each transaction under such Hedging Agreement if so required pursuant to Clause 4.9 (Required Enforcement: Hedge Counterparties); and

(e)	each Hedging Agreement does not conflict with or is otherwise subject to the terms of this Agreement.

5.	SENIOR NON CREDIT FACILITY CREDITORS AND SENIOR NON CREDIT FACILITY LIABILITIES

5.1	Permitted Payments: Senior Non Credit Facility Liabilities

(a)	The Debtors may make payments of the Senior Non Credit Facility Liabilities at any time in accordance with the Senior Non Credit Facility Documents.

(b)	Nothing in this Agreement shall prevent the payment by any Debtor, and receipt and retention by any Senior Secured Notes Trustee, as applicable, of any Senior Secured Notes Trustee Amounts, respectively.

5.2	Amendments and waivers of Senior Non Credit Facility Documents

The relevant Senior Non Credit Facility Creditors and the Debtors may amend or waive the terms of the Senior Non Credit Facility Documents in accordance with their terms (and, any relevant consent required in any of them, as applicable) at any time.

5.3	Security: Senior Non Credit Facility Creditors

The Senior Non Credit Facility Creditors may take, accept or receive the benefit of:

(a)	any Security in respect of the Senior Non Credit Facility Liabilities from any member of the Group in addition to the Transaction Security if:

(x)	it is Escrow Security;

(y)	it is customary Security in connection with any customary interim facilities (established to fund a Permitted Acquisition on a certain funds basis) and all amounts recovered by the Senior Non Credit Facility Creditors with respect to any such Security shall immediately be paid to the Security Agent and applied in accordance with Clause 15 (Application of Proceeds); or

(z)	to the extent legally possible and subject to any Agreed Security Principles, at the same time it is also offered either:

(i)	to the Security Agent as trustee for the other Senior Secured Creditors and the Second Lien Debt Creditors in respect of their Liabilities; or

(ii)	in the case of any jurisdiction in which effective Security cannot be granted in favour of the Security Agent as trustee for such Senior Secured Creditors and the Second Lien Debt Creditors:

(A)	to the other Senior Secured Creditors and the Second Lien Debt Creditors in respect of their Liabilities;

(B)	to the Security Agent as agent for the other Senior Secured Creditors and the Second Lien Debt Creditors in respect of their Liabilities; and/or

(C)	to the Security Agent under a parallel debt joint and several creditorship or equivalent structure for the benefit of the other Senior Secured Creditors and the Second Lien Debt Creditors,

and ranks in the same order of priority as that contemplated in Clause 2.2 (Transaction Security); and

(b)	any guarantee, indemnity or other assurance against loss in respect of the Senior Non Credit Facility Liabilities from any member of the Group in addition to those in:

(i)	any Senior Secured Finance Document;

(ii)	this Agreement; or

(iii)	any Common Assurance,

if and to the extent legally possible and subject to any Agreed Security Principles, at the same time it is also offered to the other Senior Secured Creditors and the other Second Lien Debt Creditors in respect of their Liabilities and ranks in the same order of priority as that contemplated in Clause 2 (Ranking and priority).

5.4	Option to purchase: Senior Non Credit Facility Creditors

(a)	Subject to paragraph (f) below, Senior Non Credit Facility Creditors (other than the Senior Secured Notes Trustee) constituting the Majority Senior Non Credit Facility Creditors (the “Senior Non Credit Facility Acquiring Creditors”) may after a Distress Event by giving not less than 10 days’ notice to the Security Agent and each Credit Facility Agent require the transfer to the Senior Non Credit Facility Acquiring Creditors (or to a nominee or nominees), in accordance with Clause 18 (Changes to the Parties), of all, but not part, of the rights, benefits and obligations in respect of the Credit Facility Lender Liabilities if:

(i)	that transfer is lawful and subject to paragraph (ii) below, otherwise permitted by the terms of the relevant Credit Facility Finance Documents;

(ii)	any conditions relating to such a transfer contained in the relevant Credit Facility Finance Documents are complied with, other than:

(A)	any requirement to obtain the consent of, or consult with, any Debtor or other member of the Group relating to such transfer, which consent or consultation shall not be required; and

(B)	to the extent to which all those Senior Non Credit Facility Acquiring Creditors provide cash cover for any Letter of Credit, the consent of the relevant Issuing Bank relating to such transfer;

(iii)	each Credit Facility Agent, on behalf of the relevant Credit Facility Lenders, is paid an amount equal to the aggregate of:

(A)	any amounts provided as cash cover by the Senior Non Credit Facility Acquiring Creditors for any Letter of Credit (as envisaged in paragraph (ii)(B) above);

(B)	all of the Credit Facility Lender Liabilities at that time (whether or not due), including all amounts that would have been payable under the relevant Credit Facility Agreement if the Credit Facility were being prepaid by the relevant Debtors on the date of that payment; and

(C)	all costs and expenses (including legal fees) incurred by such Credit Facility Agent and/or the Credit Facility Lenders as a consequence of giving effect to that transfer;

(iv)	as a result of that transfer the Credit Facility Lenders have no further actual or contingent liability to any Debtor under the relevant Debt Documents;

(v)	an indemnity is provided from each Senior Non-Credit Facility Acquiring Creditor (other than any Senior Secured Notes Trustee or Pari Passu Debt Representative) (or from another third party acceptable to all the Credit Facility Lenders) in a form satisfactory to each Credit Facility Lender in respect of all losses which may be sustained or incurred by any Credit Facility Lender in consequence of any sum received or recovered by any Credit Facility Lender from any person being required (or it being alleged that it is required) to be paid back by or clawed back from any Credit Facility Lender for any reason; and

(vi)	the transfer is made without recourse to, or representation or warranty from, the Credit Facility Lenders, except that each Credit Facility Lender shall be deemed to have represented and warranted on the date of that transfer that it has the corporate power to effect that transfer and it has taken all necessary action to authorise the making by it of that transfer.

(b)	The Senior Non Credit Facility Acquiring Creditors may only require a Credit Facility Lender Liabilities transfer if, but always subject to paragraph (d) below, at the same time, they require a hedge transfer in accordance with paragraph (c) below and if, for any reason, a hedge transfer cannot be made in accordance with paragraph (c) below, no Credit Facility Lender Liabilities transfer may be required to be made.

(c)	The Senior Non Credit Facility Acquiring Creditors may, by giving not less than 10 days’ notice to the Security Agent, require a hedge transfer if:

(i)	the Senior Non Credit Facility Acquiring Creditors require, at the same time, a Credit Facility Lender Liabilities transfer under paragraph (a) above;

(ii)	that transfer is lawful and otherwise permitted by the terms of the Hedging Agreements, in which case no Debtor or other member of the Group shall be entitled to withhold its consent to that transfer;

(iii)	any conditions (other than the consent of, or any consultation with, any Debtor or other member of the Group which shall not be required) relating to that transfer contained in the Hedging Agreements are complied with;

(iv)	each Hedge Counterparty is paid (in the case of a positive number) or pays (in the case of a negative number) an amount equal to the aggregate of (a) the Hedging Purchase Amount in respect of the hedging transactions under the relevant Hedging Agreement at that time and (b) all costs and expenses (including legal fees) incurred as a consequence of giving effect to that transfer;

(v)	as a result of that transfer, the Hedge Counterparties have no further actual or contingent liability to any Debtor under the Hedging Agreements;

(vi)	an indemnity is provided from each Senior Non Credit Facility Acquiring Creditor (not being a Senior Secured Notes Trustee) which is receiving (or for which a nominee is receiving) that transfer (or from another third party acceptable to that relevant Hedge Counterparty) in a form satisfactory to the relevant Hedge Counterparty in respect of all losses which may be sustained or incurred by that Hedge Counterparty in consequence of any sum received or recovered by that Hedge Counterparty being required (or it being alleged that it is required) to be paid back by or clawed back from the Hedge Counterparty for any reason; and

(vii)	that transfer is made without recourse to, or representation or warranty from, the relevant Hedge Counterparty, except that the relevant Hedge Counterparty shall be deemed to have represented and warranted on the date of that transfer that it has the corporate power to effect that transfer and it has taken all necessary action to authorise the making by it of that transfer.

(d)	All the Senior Non Credit Facility Acquiring Creditors and any Hedge Counterparty may agree (in respect of the Hedging Agreements (or one or more of them) to which that Hedge Counterparty is a party) that a hedge transfer required by the Senior Non Credit Facility Acquiring Creditors pursuant to paragraph (c) above shall not apply to those Hedging Agreement(s) or to the Hedging Liabilities under those Hedging Agreement(s).

(e)	Each Credit Facility Agent shall, at the request of all the Senior Non Credit Facility Acquiring Creditors, notify them of:

(i)	the sum of the amounts described in paragraphs (a)(iii)(B) and (a)(iii)(C) above; and

(ii)	the amount of each Letter of Credit for which cash cover is to be provided by all the Senior Non Credit Facility Acquiring Creditors.

(f)	This Clause 5.4 shall only apply on and after the date Listco exercises its right under paragraph (d) of Clause 7.1 (New Debt Financing) and any provision relating to Hedging Liabilities in this Clause 5.4 will only apply to those Hedging Liabilities which shall rank in priority to the other Senior Secured Creditor Liabilities pursuant to paragraph (d) of Clause 7.1 (New Debt Financing).

6.	SECOND LIEN DEBT CREDITORS AND SECOND LIEN DEBT LIABILITIES

6.1	Amendments and waivers of Second Lien Debt Documents

The relevant Second Lien Debt Creditors and the Debtors may amend or waive the terms of the Second Lien Debt Documents in accordance with their terms (and, any relevant consent required in any of them, as applicable) at any time.

6.2	Security: Second Lien Debt Creditors

(a)	Except with the prior consent of an Instructing Group, the Second Lien Debt Creditors may only take, accept or receive the benefit of:

(i)	any Security from any member of the Group in respect of the Second Lien Debt Liabilities in addition to the Transaction Security if:

(x)	it is Escrow Security;

(y)	it is customary Security in connection with any customary interim facilities (established to fund a Permitted Acquisition on a certain funds basis) and all amounts recovered by the Second Lien Debt Creditors with respect to any such Security shall immediately be paid to the Security Agent and applied in accordance with Clause 15 (Application of Proceeds); or

(z)	to the extent legally possible and subject to any Agreed Security Principles, at the same time it is also offered either:

(A)	to the Security Agent as trustee for the Senior Secured Creditors and the other Second Lien Debt Creditors in respect of their Liabilities; or

(B)	in the case of any jurisdiction in which effective Security cannot be granted in favour of the Security Agent as trustee for the Secured Parties:

(I)	to the Senior Secured Creditors and the other Second Lien Debt Creditors in respect of their Liabilities;

(II)	to the Security Agent as agent for the Senior Secured Creditors and the other Second Lien Debt Creditors in respect of their Liabilities; and/or

(III)	to the Security Agent under a parallel debt joint and several creditorship or equivalent structure for the benefit of the Senior Secured Creditors and the other Second Lien Debt Creditors,

and ranks in the same order of priority as that contemplated in Clause 2.2 (Transaction Security); and

(ii)	any guarantee, indemnity or other assurance against loss from any member of the Group in respect of the Second Lien Debt Liabilities in addition to those in:

(A)	any Senior Secured Finance Document;

(B)	this Agreement; or

(C)	any Common Assurance,

if and to the extent legally possible and subject to any Agreed Security Principles, at the same time it is also offered to the Senior Secured Creditors, the other Second Lien Debt Creditors in respect of their Liabilities and ranks in the same order of priority as that contemplated in Clause 2 (Ranking and priority).

(b)	This Agreement does not purport to restrict any Second Lien Debt Creditor taking, accepting or receiving the benefit of any Security, guarantee, indemnity or other assurance against loss from any person which is not a member of the Group in respect of the Second Lien Debt Liabilities or any liabilities of any Second Lien Debt Issuer arising under or in connection with any Second Lien Debt Documents.

6.3	Restriction on Payment and dealings: Second Lien Debt Liabilities

Until the Senior Secured Discharge Date, except with the prior consent of an Instructing Group no Debtor will (and Listco shall ensure that no member of the Group will):

(a)	pay, repay, prepay, redeem, acquire or defease any principal, interest or other amount on or in respect of, or make any distribution in respect of, any Second Lien Debt Liabilities in cash or in kind or apply any such money or property in or towards discharge of any Second Lien Debt Liabilities except as permitted by Clause 6.4 (Permitted Second Lien Debt Payments), Clause 6.10 (Permitted Second Lien Debt Enforcement) or Clause 10.5 (Filing of claims); or

(b)	exercise any set-off against any Second Lien Debt Liabilities, except as permitted by Clause 6.4 (Permitted Second Lien Debt Payments), Clause 6.10 (Permitted Second Lien Debt Enforcement) or Clause 10.5 (Filing of claims).

6.4	Permitted Second Lien Debt Payments

The Debtors may:

(a)	prior to the Senior Secured Discharge Date, make Payments to the Second Lien Debt Creditors in respect of the Second Lien Debt Liabilities then due in accordance with the Second Lien Debt Documents:

(i)	if:

(A)	in respect of Second Lien Debt Liabilities by way of Second Lien Debt Notes, the Payment is of:

(I)	any of the principal amount (including capitalised interest) of the Second Lien Debt Liabilities which is not prohibited from being made by the Senior Secured Finance Documents; or

(II)	any other amount which is not an amount of principal or capitalised interest which is not prohibited from being made by the Senior Secured Finance Documents; or

(B)	in respect of Second Lien Debt Liabilities by way of a Second Lien Debt Loan, the Payment is of any principal amount of such Second Lien Debt Liabilities in accordance with:

(I)	any equivalent term or provision in the relevant Second Lien Debt Document to clause 11.1 (Illegality) of the original form of the Senior Secured Facilities Agreement;

(II)	any equivalent term or provision in the relevant Second Lien Debt Document to clause 11.6 (Right of cancellation and repayment in relation to a single Lender or Issuing Bank) of the original form of the Senior Secured Facilities Agreement; or

(III)	any other amount of principal (including capitalised interest) of the Second Lien Debt Liabilities by way of a Second Lien Debt Loan which is not prohibited from being made by the Senior Secured Finance Documents; or

(C)	in respect of Second Lien Debt Liabilities by way of a Second Lien Debt Loan, the Payment is of any amount that is not principal or capitalised interest which is not prohibited from being made by the Senior Secured Finance Documents, and (in the case of each of (A), (B) and (C) above),

(X)	no Second Lien Debt Payment Stop Notice is outstanding; and

(Y)	no Senior Secured Payment Default has occurred and is continuing;

(ii)	if an Instructing Group gives prior consent to that Payment being made;

(iii)	if the Payment is of any Agent Liabilities of any Second Lien Debt Representative;

(iv)	if the Payment is of costs, commissions, taxes, consent fees and expenses incurred in respect of (or reasonably incidental to) the Second Lien Debt Documents (including in relation to any reporting or listing requirements under the Second Lien Debt Documents to the extent relevant to the Second Lien Debt Notes); or

(v)	if the Payment is of costs, commissions, taxes, premiums and any expenses incurred in respect of (or reasonably incidental to) any Second Lien Debt (or any refinancing of any Second Lien Debt) in compliance with this Agreement and the Senior Secured Finance Documents; and

(b)	on or after the Senior Secured Discharge Date, make Payments to the Second Lien Debt Creditors in respect of the Second Lien Debt Liabilities in accordance with the Second Lien Debt Documents.

6.5	Issue of Second Lien Debt Payment Stop Notice

(a)	Until the Senior Secured Discharge Date, except with the prior consent of an Instructing Group, and subject to Clause 10 (Effect of Insolvency Event), Listco shall procure that no member of the Group shall make, and no Second Lien Debt Creditor may receive from any member of the Group, any Permitted Second Lien Debt Payment (other than any Permitted Second Lien Debt Payment pursuant to paragraphs (a)(ii) and/or (a)(iii) of Clause 6.4 (Permitted Second Lien Debt Payments)) if:

(i)	a Senior Secured Payment Default has occurred and is continuing; or

(ii)	a Senior Secured Event of Default (other than a Senior Secured Payment Default) has occurred and is continuing, from the date on which any Credit Facility Agent, Senior Secured Notes Trustee or Pari Passu Debt Representative (as the case may be) (the “Relevant Representative”) delivers a notice (a “Second Lien Debt Payment Stop Notice”) specifying the event or circumstance in relation to that Senior Secured Event of Default to Listco, the Security Agent and the Second Lien Debt Notes Trustee until the earliest of:

(A)	the date falling 179 days after delivery of that Second Lien Debt Payment Stop Notice;

(B)	in relation to payments of Second Lien Debt Liabilities, if a Second Lien Debt Standstill Period is in effect at any time after delivery of that Second Lien Debt Payment Stop Notice, the date on which that Second Lien Debt Standstill Period expires;

(C)	the date on which the relevant Senior Secured Event of Default is no longer continuing and, if the relevant Senior Secured Creditor Liabilities have been accelerated, such acceleration has been rescinded, revoked or waived;

(D)	the date on which the applicable Relevant Representative delivers a notice to Listco, the Security Agent and the Second Lien Debt Notes Trustee cancelling the Second Lien Debt Payment Stop Notice it delivered;

(E)	the Senior Secured Discharge Date; and

(F)	the date on which any Second Lien Debt Creditor takes any Enforcement Action that it is permitted to take under Clauses 6.10 (Permitted Second Lien Debt Enforcement) and 6.11 (Second Lien Debt Standstill Period).

(b)	Unless the Second Lien Debt Notes Trustee waives this requirement:

(i)	a new Second Lien Debt Payment Stop Notice may not be delivered unless and until 360 days have elapsed since the delivery of the immediately prior Second Lien Debt Payment Stop Notice; and

(ii)	no Second Lien Debt Payment Stop Notice may be delivered in reliance on a Senior Secured Event of Default more than 60 days after the date on which each Credit Facility Agent, each Senior Secured Notes Trustee and each Pari Passu Debt Representative received notice of that Senior Secured Event of Default.

(c)	A Relevant Representative may serve only one Second Lien Debt Payment Stop Notice with respect to the same event or set of circumstances. Subject to paragraph (b) above, this shall not affect the right of a Relevant Representative to issue a Second Lien Debt Payment Stop Notice in respect of any other event or set of circumstances.

(d)	No Second Lien Debt Payment Stop Notice may be served by a Relevant Representative in respect of a Senior Secured Event of Default which had been notified to each of them at the time at which an earlier Second Lien Debt Payment Stop Notice was issued.

(e)	For the avoidance of doubt, this Clause 6.5:

(i)	acts as a suspension of payment and not as a waiver of the right to receive payment on the date such payments are due;

(ii)	will not prevent the accrual or capitalisation of interest (including default interest) in accordance with any Second Lien Debt Documents (as the case may be);

(iii)	will not prevent the payment of any Permitted Second Lien Debt Payment pursuant to paragraphs (a)(ii) and/or (a)(iii) of Clause 6.4 (Permitted Second Lien Debt Notes Payments); and

(iv)	will not prevent the payment of audit fees, directors’ fees, taxes, securities and listing fees and other proper and incidental expenses required to maintain existence.

6.6	Effect of Second Lien Debt Payment Stop Notice or Senior Secured Payment Default

Any failure to make a Payment due under the Second Lien Debt Documents as a result of the issue of a Second Lien Debt Payment Stop Notice or the occurrence of a Senior Secured Payment Default shall not prevent:

(a)	the occurrence of an Event of Default as a consequence of that failure to make a Payment in relation to the relevant Second Lien Debt Documents; or

(b)	the issue of a Second Lien Debt Enforcement Notice on behalf of the Second Lien Debt Creditors.

6.7	Payment obligations and capitalisation of interest continue

(a)	No Debtor shall be released from the liability to make any Payment (including of default interest, which shall continue to accrue) under any Second Lien Debt Document by the operation of Clauses 6.3 (Restriction on Payment and dealings: Second Lien Debt Liabilities) to 6.6 (Effect of Second Lien Debt Payment Stop Notice or Senior Secured Payment Default) even if its obligation to make that Payment is restricted at any time by the terms of any of those Clauses.

(b)	The accrual and capitalisation of interest (if any) in accordance with the Second Lien Debt Documents (as the case may be) shall continue notwithstanding the issue of a Second Lien Debt Payment Stop Notice.

6.8	Cure of Payment Stop: Second Lien Debt Creditors

If:

(a)	at any time following the issue of a Second Lien Debt Payment Stop Notice or the occurrence of a Senior Secured Payment Default, that Second Lien Debt Payment Stop Notice ceases to be outstanding and/or (as the case may be) the Senior Secured Payment Default ceases to be continuing; and

(b)	the relevant Debtor then promptly pays to the Second Lien Debt Creditors an amount equal to any Payments which had accrued in respect of the Second Lien Debt Liabilities then due in accordance with the Second Lien Debt Documents and which would have been Permitted Second Lien Debt Notes Payments but for that Second Lien Debt Payment Stop Notice or Senior Secured Payment Default,

then any Event of Default which may have occurred as a result of that suspension of Payments shall be waived and any Second Lien Debt Enforcement Notice which may have been issued as a result of that Event of Default shall be waived, in each case without any further action being required on the part of the Second Lien Debt Creditors.

6.9	Restrictions on enforcement by Second Lien Debt Creditors

Subject to Clause 6.10 (Permitted Second Lien Debt Enforcement), until the Senior Secured Discharge Date, except with the prior consent of, or as required by, an Instructing Group, no Second Lien Debt Creditor shall be entitled to take any Enforcement Action against any Debtor, any Non Debtor Security Provider or any other member of the Group in respect of any of the Second Lien Debt Liabilities and/or in respect of any Security (including any Transaction Security) granted by any member of the Group, any Debtor or any Non Debtor Security Provider or to give instructions to the Security Agent to enforce or to refrain or cease from enforcing the Transaction Security.

6.10	Permitted Second Lien Debt Enforcement

(a)	The restrictions in Clause 6.9 (Restrictions on enforcement by Second Lien Debt Creditors) will not apply:

(i)	if:

(A)	an Event of Default under the Second Lien Debt Documents (the “Relevant Second Lien Debt Default”) is continuing;

(B)	each Credit Facility Agent, each Senior Secured Notes Trustee and each Pari Passu Debt Representative has received a notice of the Relevant Second Lien Debt Default specifying the event or circumstance in relation to the Relevant Second Lien Debt Default from the relevant Second Lien Debt Notes Trustee;

(C)	a Second Lien Debt Standstill Period has elapsed; and

(D)	the Relevant Second Lien Debt Default is continuing at the end of the relevant Second Lien Debt Standstill Period;

(ii)	in the circumstance where the Senior Secured Creditors take any Enforcement Action in relation to a particular Second Lien Debt Notes Guarantor, provided that the Second

Lien Debt Creditors may only take the same Enforcement Action in relation to such Second Lien Debt Notes Guarantor as the Enforcement Action taken by the Senior Secured Creditors against that Second Lien Debt Notes Guarantor and not against any other Debtor or any other member of the Group; or

(iii)	in respect of Enforcement Action in relation to a particular Second Lien Debt Notes Guarantor that is the subject of an Insolvency Event (but not, for the avoidance of doubt, against any other Debtor, Non Debtor Security Provider or any other member of the Group).

(b)	Promptly upon becoming aware of an Event of Default under the Second Lien Debt Documents, the relevant Second Lien Debt Representative may by notice (a “Second Lien Debt Enforcement Notice”) in writing notify each Credit Facility Agent, each Senior Secured Notes Trustee and each Pari Passu Debt Representative of the existence of such Event of Default under the Second Lien Debt Documents.

6.11	Second Lien Debt Standstill Period

In relation to a Relevant Second Lien Debt Default, a Second Lien Debt Standstill Period shall mean the period beginning on the date (the “Second Lien Debt Standstill Start Date”) the Second Lien Debt Notes Trustee serves a Second Lien Debt Enforcement Notice on each Credit Facility Agent, each Senior Secured Notes Trustee and each Pari Passu Debt Representative in respect of such Relevant Second Lien Debt Default and ending on the earliest to occur of:

(a)	the date falling 179 days after the Second Lien Debt Standstill Start Date (the “Second Lien Debt Standstill Period”);

(b)	the expiry of any other Second Lien Debt Standstill Period outstanding at the date such first mentioned Second Lien Debt Standstill Period commenced (unless that expiry occurs as a result of a cure, waiver or other permitted remedy); and

(c)	the date an Instructing Group gives its consent.

6.12	Subsequent Second Lien Debt Defaults

The Second Lien Debt Creditors may take Enforcement Action under Clause 6.10 (Permitted Second Lien Debt Enforcement) in relation to a Relevant Second Lien Debt Default even if, at the end of any relevant Second Lien Debt Standstill Period or at any later time, a further Second Lien Debt Standstill Period has begun as a result of any other Event of Default under the Second Lien Debt Documents.

6.13	Enforcement on behalf of Second Lien Debt Creditors

If the Security Agent has notified the Second Lien Debt Notes Trustee that it is enforcing Security created pursuant to any Security Document over shares of a Second Lien Debt Notes Guarantor or over shares of a (direct or indirect) Holding Company of a Second Lien Debt Notes Guarantor, no Second Lien Debt Creditor may take any action referred to in Clause 6.10 (Permitted Second Lien Debt Enforcement) against that Second Lien Debt Notes Guarantor or that Holding Company (where such Holding Company is a member of the Group) or (in any case) any of their respective Subsidiaries while the Security Agent is taking steps to enforce that Security in accordance with the instructions of an Instructing Group where such action might be reasonably likely to adversely affect such enforcement or the amount of proceeds to be derived therefrom.

6.14	Option to purchase: Second Lien Debt

(a)	Subject to paragraph (b) below, the Majority Second Lien Debt Creditors (the “Second Lien Debt Acquiring Creditors”) may, after a Distress Event, by giving not less than 10 days’ notice to each Credit Facility Agent, each Senior Secured Notes Trustee and each Pari Passu Debt Representative, require the transfer to them (or to a nominee or nominees), in accordance with Clause 18 (Changes to the Parties), of all, but not part, of the rights and obligations in respect of the Senior Secured Creditor Liabilities (together, for the purpose of this paragraph (a) only, the “Secured Debt”) if:

(i)	the transfer is lawful and subject to paragraph (ii) below, otherwise permitted by the terms of the Senior Secured Finance Documents;

(ii)	any conditions relating to such a transfer contained in the Senior Secured Finance Documents are complied with, other than:

(A)	any requirement to obtain the consent of, or consult with, the Debtors or other member of the Group relating to such transfer, which consent or consultation shall not be required; and

(B)	to the extent to which all those Second Lien Debt Acquiring Creditors provide cash cover for any Letter of Credit, the consent of the relevant Issuing Bank relating to such transfer;

(iii)	each Credit Facility Agent, each Senior Secured Notes Trustee and each Pari Passu Debt Representative on behalf of the applicable Senior Secured Creditors is paid an amount equal to the aggregate of:

(A)	any amounts provided as cash cover by the Second Lien Debt Acquiring Creditors of any Letter of Credit (as envisaged in paragraph (ii)(B) above);

(B)	all the Liabilities to such Creditors outstanding as at the date that amount is to be paid (whether or not due), including all amounts that would have been payable under the relevant Senior Secured Finance Document if the relevant Senior Secured Creditor Liabilities were being prepaid by the relevant Debtors on the date of that payment; and

(C)	all costs and expenses (including legal fees) incurred by such Agents and such Creditors as a consequence of giving effect to that transfer;

(iv)	as a result of that transfer, the Senior Secured Creditors have no further actual or contingent liability to any Debtor under the relevant Debt Documents;

(v)	an indemnity is provided from each Second Lien Debt Acquiring Creditor (not being a Second Lien Debt Representative) (or from another third party acceptable to all the Senior Secured Creditors) in a form satisfactory to each Senior Secured Creditor in respect of all losses which may be sustained or incurred by each of them in consequence of any sum received or recovered by any Senior Secured Creditor from any person being required (or it being alleged that it is required) to be paid back by or clawed back from any Senior Secured Creditor for any reason; and

(vi)	the transfer is made without recourse to, or representation or warranty from, the Senior Secured Creditors, except that each Senior Secured Creditor shall be deemed to have represented and warranted on the date of that transfer that it has the corporate power to effect that transfer and it has taken all necessary action to authorise the making by it of that transfer.

(b)	The Second Lien Debt Acquiring Creditors may only require a Senior Secured Creditor Liabilities transfer if but always subject to paragraph (d) below, at the same time, they require a hedge transfer in accordance with paragraph (c) below and if, for any reason, a hedge transfer cannot be made in accordance with paragraph (c) below, no Senior Secured Creditor Liabilities transfer may be required to be made.

(c)	The Second Lien Debt Acquiring Creditors may, by giving not less than 10 days’ notice to the Security Agent, require a hedge transfer if:

(i)	the Second Lien Debt Acquiring Creditors require, at the same time, a Senior Secured Creditor Liabilities transfer under paragraph (a) above;

(ii)	that transfer is lawful and otherwise permitted by the terms of the Hedging Agreements in which case no Debtor or other member of the Group shall be entitled to withhold its consent to that transfer;

(iii)	any conditions (other than the consent of, or any consultation with, any Debtor or other member of the Group which shall not be required) relating to that transfer contained in the Hedging Agreements are complied with;

(iv)	each Hedge Counterparty is paid (in the case of a positive number) or pays (in the case of a negative number) an amount equal to the aggregate of (a) the Hedging Purchase Amount in respect of the hedging transactions under the relevant Hedging Agreement at that time and (b) all costs and expenses (including legal fees) incurred as a consequence of giving effect to that transfer;

(v)	as a result of that transfer, the Hedge Counterparties have no further actual or contingent liability to any Debtor under the Hedging Agreements;

(vi)	an indemnity is provided from each Second Lien Debt Acquiring Creditor (not being a Second Lien Debt Representative) which is receiving (or for which a nominee is receiving) that transfer (or from another third party acceptable to that relevant Hedge Counterparty) in a form satisfactory to the relevant Hedge Counterparty in respect of all losses which may be sustained or incurred by that Hedge Counterparty in consequence of any sum received or recovered by that Hedge Counterparty being required (or it being alleged that it is required) to be paid back by or clawed back from the Hedge Counterparty for any reason; and

(vii)	that transfer is made without recourse to, or representation or warranty from, the relevant Hedge Counterparty, except that the relevant Hedge Counterparty shall be deemed to have represented and warranted on the date of that transfer that it has the corporate power to effect that transfer and it has taken all necessary action to authorise the making by it of that transfer.

(d)	All the Second Lien Debt Acquiring Creditors and any Hedge Counterparty may agree (in respect of the Hedging Agreements (or one or more of them) to which that Hedge Counterparty is a party) that a hedge transfer required by the Second Lien Debt Acquiring Creditors pursuant to paragraph (c) above shall not apply to those Hedging Agreement(s) or to the Hedging Liabilities and Hedge Counterparty Liabilities under those Hedging Agreement(s).

(e)	Each Credit Facility Agent, each Senior Secured Notes Trustee and each Pari Passu Debt Representative shall, following consultation with each other as required, at the request of all Second Lien Debt Acquiring Creditors, notify them of:

(i)	the sum of the amounts described in paragraphs (a)(iii)(B) and (a)(iii)(C) above; and

(ii)	the amount of each Letter of Credit for which cash cover is to be provided by all the Second Lien Debt Acquiring Creditors.

(f)	Each Hedge Counterparty shall, at the request of all Second Lien Debt Acquiring Creditors, notify them of the sum of the applicable amounts described in paragraph (c)(iv) above.

7.	NEW CREDIT FACILITIES, PARI PASSU DEBT, SECOND LIEN DEBT AND HEDGING AGREEMENTS

7.1	New Debt Financing

(a)	A member of the Group may only enter into a New Debt Financing if:

(i)	the New Debt Financing is not prohibited under the Senior Secured Finance Documents, or the Second Lien Debt Documents;

(ii)	where the providers of such New Debt Financing (or any Agent or the Security Agent on their behalf) are to receive the benefit of any Security from any member of the Group, each Debtor and each other member of the Group as applicable grants Transaction Security or re-grants any Transaction Security and/or agrees to any amendment of a Security Document as may be required under the terms of that New Debt Financing or as may be required under any applicable law (in each case) in order to give effect to the ranking set out in Clause 2.2 (Transaction Security), in each case, subject to the requirements of Clause 7.2 (Transaction Security: New Debt Financings and Hedging Agreements);

(iii)	each new Agent, (in the case of any New Credit Facility or any New Debt Financing pursuant to any Structural Adjustment and/or any Additional Facility (as each such term as defined in the Senior Secured Facilities Agreement) (or, in each case, any equivalent term or provision under any other Credit Facility Agreement)) each new Credit Facility Lender, (in the case of any New Debt Financing pursuant to any Pari Passu Debt Loan or any Second Lien Debt Loan) each Pari Passu Debt Creditor or, as the case may be, each Second Lien Debt Creditor and each member of the Group, each Debtor and/or (as applicable) each Non Debtor Security Provider which is to incur Liabilities in connection with any such New Debt Financing accedes to this Agreement in accordance with Clause 18 (Changes to the Parties), in each case, if not already a Party in the relevant capacity;

(iv)	in so far as it relates to the Group, the New Debt Financing (and any related Security Documents and other Debt Documents) is subject to the terms of this Agreement; and

(v)	Listco supplies the Security Agent on or prior to the date on which a member of the Group first enters into the New Debt Financing, a certificate signed by a director:

(A)	confirming compliance with the condition (as applicable) in paragraph (i) above; and

(B)	designating the Liabilities under the New Debt Financing as (w) Credit Facility Lender Liabilities, (x) Pari Passu Debt Liabilities (y) Senior Secured Notes Liabilities or (z) Second Lien Debt Liabilities (as applicable) for the purposes of this Agreement, provided, however, that the certificate in respect of paragraphs (v)(A) and (B) above shall not apply in the case of any New Debt Financing pursuant to any Structural Adjustment and/or any Additional Facility (in each case, as such terms are defined in the Senior Secured Facilities Agreement) (and/or, in each case, any equivalent term or provision under any other Credit Facility Agreement).

(b)	Subject to compliance with the requirements of paragraph (a) above:

(i)	to the extent that Listco makes a designation under paragraph (a)(v)(B)(w) above, all Liabilities under the New Credit Facility shall be deemed to be Credit Facility Lender Liabilities for the purposes of, and with the rights and benefits but subject to the limitations and obligations contained in, this Agreement and with the ranking expressed to be given to such Liabilities in Clause 2.1 (Senior Secured Creditor Liabilities and Second Lien Debt Liabilities);

(ii)	to the extent that Listco makes a designation under paragraph (a)(v)(B)(y) above, all Liabilities under the new Senior Secured Notes Finance Documents shall be deemed to be Senior Secured Notes Liabilities for the purposes of, and with the rights and benefits but subject to the limitations and obligations contained in, this Agreement and with the ranking expressed to be given to such Liabilities in Clause 2.1 (Senior Secured Creditor Liabilities and Second Lien Debt Liabilities);

(iii)	to the extent that Listco makes a designation under paragraph (a)(v)(B)(x) above, all Liabilities under the new Pari Passu Debt Documents shall be deemed to be Pari Passu Debt Liabilities for the purposes of, and with the rights and benefits but subject to the limitations and obligations contained in, this Agreement and with the ranking expressed to be given to such Liabilities in Clause 2.1 (Senior Secured Creditor Liabilities and Second Lien Debt Liabilities); and

(iv)	to the extent that Listco makes a designation under paragraph (a)(v)(B)(z) above, all Liabilities of members of the Group under the Second Lien Debt Documents shall be deemed to be Second Lien Debt Liabilities for the purposes of, and with the rights and benefits but subject to the limitations and obligations contained in, this Agreement and with the ranking expressed to be given to such Liabilities in Clause 2.1 (Senior Secured Creditor Liabilities and Second Lien Debt Liabilities).

(c)	Nothing in this Clause 7 or any other Debt Document shall restrict the Senior Creditors (or any of them) and the providers of a New Debt Financing agreeing the ranking of their respective senior claims among themselves in documentation separate to this Agreement and entered into solely between such parties (or on their behalf by an Agent) and the Security Agent.

(d)	Subject to paragraph (e) below, on, or at any time following, the Senior Secured Facilities Discharge Date, Listco may by notice to the Security Agent request that this Agreement is amended and restated so as to provide that any Credit Facility Lender Liabilities arising under a revolving credit facility and Hedging Liabilities (as determined by Listco) rank, as between the Senior Secured Creditor Liabilities, in priority to the other Senior Secured Creditor Liabilities as to entitlement of any proceeds received or recovered by the Security Agent in connection with the realisation or enforcement of all or any part of the Transaction Security (or any transaction in lieu thereof) on terms customary to such “super senior” arrangements at such time (including, the exclusion of the Senior Secured Creditors from the relevant sections of Clause 10 (Effect of Insolvency Event) and Clause 11 (Turnover of receipts) and, without limitation, further consequential changes to paragraph (a)(i) of the definition of Instructing Group, Clause 10 (Effect of Insolvency Event), Clause 11 (Turnover of receipts), Clause 13 (Enforcement of Transaction Security) (together with the inclusion of any customary consultation requirements and provisions relating to enforcement of Transaction Security), Clause 15 (Application of proceeds) and, in addition, (unless already provided for in Clause 5.4 (Option to purchase: Senior Non Credit Facility Creditors)), the inclusion of an option to purchase (substantially on the terms set out in Clause 6.14 (Option to purchase: Second Lien Debt) but with the necessary conforming changes) in favour of each other class of Senior Secured Creditor Liabilities and the removal of this paragraph (d) and paragraph (e) below) and, subject to the conditions in paragraph (e) below being satisfied, the Security Agent shall (notwithstanding paragraphs (a) and (b) of Clause 26.1 (Required consents) and paragraph (a) of Clause 26.3 (Exceptions) but subject to paragraph (b) of Clause 26.3 (Exceptions)) give effect to any such amendment and restatement (and, for the avoidance of doubt, paragraphs (a) to (c) of Clause 26.2 (Effectiveness) shall apply to such amendment and restatement).

(e)	No notice may be delivered by Listco pursuant to paragraph (d) above:

(i)	if the changes contemplated to be made to this Agreement in paragraph (d) above or if any Credit Facility Lender Liabilities arising under a revolving credit facility and Hedging Liabilities ranking, as between the Senior Secured Creditor Liabilities, in priority to the other Senior Secured Creditor Liabilities as to entitlement of any proceeds received or recovered by the Security Agent in connection with the realisation or enforcement of all or any part of the Transaction Security (or any transaction in lieu thereof) would (in either case) be prohibited by the terms of any Secured Debt Document;

(ii)	if the changes contemplated to be made to this Agreement would cause any Liabilities to rank pari passu with or ahead of the Liabilities or sums in relation to the Security Agent, any Receiver, any Delegate and/or any Agent contemplated in paragraph (a) of Clause 15.1 (Order of application); and

(iii)	unless such notice attaches the proposed form of this Agreement with the proposed amendments contemplated in (and consistent with) paragraph (d) above, together with a confirmation in favour of the Security Agent that the conditions in paragraphs (i) and (ii) above are satisfied (or would be satisfied were amendments to this Agreement made in the form attached to that notice).

7.2	Transaction Security: New Debt Financings and Hedging Agreements

(a)	Where the providers, creditors or, as the case may be, holders of a New Debt Financing or any Hedge Counterparty (or, as applicable, any Agent or the Security Agent on their behalf) are to receive the benefit of any Security (including any Transaction Security) from any member of the Group and the granting of such Security is permitted or not prohibited under the Senior Secured Finance Documents, then notwithstanding any other term, condition or restriction in any other Debt Document, the Parties agree that in order to implement or otherwise facilitate that New Debt Financing or, as the case may be, Hedging Agreement, if requested by Listco the relevant member of the Group shall, and the Security Agent shall (without prejudice to Clause 7.3 (Further assurance)) and is hereby authorised to, enter into any new Security Document, amend or waive any terms of an existing Security Document and/or release any asset from Transaction Security (without the need for any further authority or consent from the Secured Parties) subject to the following conditions:

(i)	any new Transaction Security shall be:

(A)	granted:

(I)	to the Security Agent as trustee for the providers, creditors or, as the case may be, holders and/or agents and/or trustees of the New Debt Financing or (as applicable) the relevant Hedge Counterparty in respect of their Liabilities; or

(II)	in the case of any jurisdiction in which effective Security cannot be granted in favour of the Security Agent as trustee for the providers, creditors or, as the case may be, holders and/or agents and/or trustees of the New Debt Financing or (as applicable) the relevant Hedge Counterparty:

(1)	to the providers, creditors or, as the case may be, holders and/or agents and/or trustees of the New Debt Financing or (as applicable) the relevant Hedge Counterparty in respect of their Liabilities;

(2)	to the Security Agent as agent for providers, creditors or, as the case may be, holders and/or agents and/or trustees of the New Debt Financing or (as applicable) the relevant Hedge Counterparty in respect of their Liabilities; and/or

(3)	to the Security Agent under a parallel debt joint and several creditorship or equivalent structure for the benefit of the providers, creditors or, as the case may be, holders and/or agents and/or trustees of the New Debt Financing or (as applicable) the relevant Hedge Counterparty, and (in addition) in such manner and for such beneficiary so as to comply with any obligations arising under Clause 3.3 (Security: Credit Facility Lenders), Clause 3.4 (Security: Ancillary Lenders and Issuing Banks), Clause 4.6 (Security: Hedge Counterparties), Clause 5.3 (Security: Senior Non Credit Facility Creditors) and/or (as the case may be) Clause 6.2 (Security: Second Lien Debt Creditors);

(B)	on terms substantially the same as the terms of the existing Transaction Security over equivalent asset(s) (if any); and

(C)	for the purposes of this Agreement, such Security shall rank and secure the Liabilities (but, in each case, only to the extent that such Security is expressed to secure those Liabilities and subject to Clauses 15.1 (Order of application) and 15.9 (Time irrelevant)) in the order set out in Clause 2.2 (Transaction Security); and

(ii)	any amendment or waiver of a Security Document or release and re-grant of Transaction Security shall only be undertaken to the extent it is not prohibited by any Debt Document and provided that:

(A)	in the case of any release and re-grant of Transaction Security, Listco has confirmed to the Security Agent that it has determined in good faith (taking into account any applicable legal limitations and other relevant considerations) that it is either not possible or not commercially practicable to implement such New Debt Financing or Hedging Agreement on terms satisfactory to Listco by granting new Transaction Security and/or amending the terms of the existing Transaction Security instead; and

(B)

(I)	in the case of any amendment or waiver of a Security Document, the amendments and/or waivers are limited to the extent necessary such that the providers, creditors or, as the case may be, holders of such New Debt Financing or (as applicable) the relevant Hedge Counterparty (or, as applicable, any Agent or Security Agent on their behalf) receive the benefit of such Security and provided that any Secured Parties and the corresponding Liabilities which benefited from such Security immediately prior to such amendment or waiver continue to benefit from such Security upon such amendment or waiver becoming effective (unless such Liabilities have been or are to be discharged in full at such time); or

(II)	in the case of any release of Transaction Security, immediately upon giving effect to that release, replacement Transaction Security is granted:

(1)	to the Security Agent as trustee for the providers and/or agents and/or trustees of the New Debt Financing, the relevant Hedge Counterparty and the Secured Parties and in respect of the

Liabilities which benefited from such Security immediately prior to such release (unless such Liabilities have been or are to be discharged in full at such time); or

(2)	in the case of any jurisdiction in which effective Security cannot be granted in favour of the Security Agent as trustee for the providers and/or agents and/or trustees of the New Debt Financing, the relevant Hedge Counterparty and/or the Secured Parties:

a)	to the providers and/or agents and/or trustees of the New Debt Financing, the relevant Hedge Counterparty and the Secured Parties and in respect of the Liabilities which benefited from such Security immediately prior to such release (unless such Liabilities have been or are to be discharged in full at such time);

b)	to the Security Agent as agent for the providers and/or agents and/or trustees of the New Debt Financing, the relevant Hedge Counterparty and the Secured Parties and in respect of the Liabilities which benefited from such Security immediately prior to such release (unless such Liabilities have been or are to be discharged in full at such time); and/or

c)	to the Security Agent under a parallel debt joint and several creditorship or equivalent structure for the benefit of the providers and/or agents and/or trustees of the New Debt Financing, the relevant Hedge Counterparty and the Secured Parties and in respect of the Liabilities which benefited from such Security, immediately prior to such release (unless such Liabilities have been or are to be discharged in full at such time), on substantially the same terms as the Transaction Security released over the same asset(s) or (if any such assets have ceased to exist) over equivalent asset(s) (if any).

(b)	It shall be a condition to the release of Transaction Security under paragraph (a) above, where the proceeds of a New Debt Financing are to be used to refinance any Senior Secured Creditor Liabilities or, as the case may be, any Second Lien Debt Creditor Liabilities, that any Payments due to the existing Senior Secured Creditors and the existing Second Lien Debt Creditors arising in connection with such New Debt Financing shall (where commercially practicable) be discharged substantially simultaneously with that release of Transaction Security.

7.3	Further assurance

(a)	In this Clause 7.3, a “Relevant Document” means any document or Debt Document reasonably required to implement or otherwise facilitate a New Debt Financing and to satisfy any of the conditions of this Clause 7 in relation to such New Debt Financing, including, without limitation, any amendment, waiver or release agreement in respect of any Security Document, any grant of any guarantee, any grant of any Transaction Security pursuant to a new Security Document, any amendment to this Agreement and/or the entry into any additional or replacement intercreditor agreement (on substantially the same terms as this Agreement except for the incorporation of such New Debt Financing and any consequential or incidental changes relating thereto).

(b)	Each Party agrees that it shall co-operate with the Debtors with a view to satisfying the conditions in this Clause 7 in respect of any New Debt Financing and facilitating any New Debt Financing.

(c)	Each Agent and the Security Agent is irrevocably authorised and instructed by each Party (other than the Debtors), each Secured Party and each Senior Creditor to execute any Relevant Documents and/or take any action pursuant to Clause 7.2 (Transaction Security: New Debt Financings and Hedging Agreements) or this Clause 7.3 on behalf of the Parties, the Secured Parties and the Senior Creditors (and shall promptly do so on the request of and at the cost of Listco).

(d)	Without prejudice to paragraph (c) above, each Party agrees that it shall promptly execute (including at the reasonable request of the Security Agent) all Relevant Documents and give such instructions to the Security Agent as may reasonably be required, in each case in order to implement or otherwise facilitate a New Debt Financing and to satisfy any of the conditions of this Clause 7 in relation to a New Debt Financing or Hedging Agreement.

(e)	Upon its accession hereto, each Senior Secured Notes Trustee and each Pari Passu Debt Representative acting as trustee pursuant to a Pari Passu Debt Note confirms that it is (respectively) authorised pursuant to the terms of the relevant Senior Secured Notes Finance Documents or, as the case may be, the relevant Pari Passu Debt Documents to execute any Relevant Documents on behalf of the relevant Senior Secured Noteholders or, as the case may be, the relevant Pari Passu Debt Creditors.

(f)	Upon its accession hereto, each Second Lien Debt Notes Trustee confirms that it is authorised pursuant to the terms of the relevant Second Lien Debt Documents to execute any Relevant Documents on behalf of the relevant Second Lien Debt Noteholders.

(g)	Any new Transaction Security and/or any amendment or waiver of a Security Document or release and re-grant of Transaction Security pursuant to this Clause 7.3 shall be undertaken in compliance with the requirements of paragraphs (a)(i) and/or (a)(ii) (as applicable) of Clause 7.2 (Transaction Security: New Debt Financings and Hedging Agreements).

(h)

Notwithstanding the foregoing, nothing in this Clause 7 shall oblige the Security Agent, any Agent or other Senior Creditor to execute any document if it would impose personal liabilities or personal obligations (that is, excluding, for the avoidance of doubt, any obligations in its capacity as Security Agent, Agent or other Senior Creditor, as applicable) on, or adversely affect the rights, duties or immunities of the Security Agent, that Agent or Senior Creditor (provided that, for the avoidance of doubt, the incurrence of such New Debt Financing or Hedging Agreement and/or any amendment or waiver of a Security Document or release and re-grant of Transaction Security in accordance with paragraphs (a)(i) and/or (a)(ii) (as applicable) of Clause 7.2

(Transaction Security: New Debt Financings and Hedging Agreements) shall not of itself adversely affect the rights, duties or immunities of any Creditor) and nothing in this Clause 7 be construed as a commitment to advance or arrange any New Debt Financing.

(i)	Listco shall (or another Debtor so elected shall), promptly on demand, pay to each Senior Secured Creditor and the Security Agent the amount of all fees, costs and expenses (including but not limited to legal fees and disbursements) (together with any applicable VAT) properly incurred by them in connection with the satisfaction of the conditions of this Clause 7 and the consideration, negotiation, preparation, printing, execution and perfection of any Relevant Document.

8.	INTRA-GROUP LENDERS AND INTRA-GROUP LIABILITIES

8.1	Restriction on Payment: Intra-Group Liabilities

Prior to the Final Discharge Date, no Debtor shall, and Listco shall procure that no other member of the Group will, make any Payments of the Intra-Group Liabilities at any time unless:

(a)	that Payment is permitted under Clause 8.2 (Permitted Payments: Intra-Group Liabilities); or

(b)	the taking or receipt of that Payment is permitted under paragraph (c) of Clause 8.7 (Permitted Enforcement: Intra-Group Lenders).

8.2	Permitted Payments: Intra-Group Liabilities

(a)	Subject to paragraph (b) below, the Debtors may make Payments in respect of the Intra-Group Liabilities (whether of principal, interest or otherwise) from time to time when due.

(b)	Payments in respect of the Intra-Group Liabilities may not be made pursuant to paragraph (a) above if at the time of the Payment, an Acceleration Event has occurred and is continuing, unless:

(i)	an Instructing Group consents to that Payment being made;

(ii)	that Payment is made to facilitate Payment of the Senior Secured Creditor Liabilities, or after the Senior Secured Discharge Date, Second Lien Debt Liabilities; or

(iii)	any director or officer of any Debtor is required by mandatory law to make or demand Payment of the relevant Intra-Group Liabilities in order to avoid personal and/or criminal liability.

(c)	Nothing in this Clause 8 will restrict the roll-up or capitalisation of interest on Intra-Group Liabilities or the payment of interest on Intra-Group Liabilities by the issue of payment-in-kind instruments (in each case to the extent constituting Intra-Group Liabilities) provided that, in any such case, there is no payment in cash or Cash Equivalents.

8.3	Payment obligations continue

No Debtor shall be released from the liability to make any Payment (including of default interest, which shall continue to accrue) under any Debt Document by the operation of Clauses 8.1 (Restriction on Payment: Intra-Group Liabilities) and 9.2 (Permitted Payments: Intra-Group Liabilities) even if its obligation to make that Payment is restricted at any time by the terms of either of those Clauses.

8.4	Acquisition of Intra-Group Liabilities

(a)	Subject to paragraphs (b) and (c) below, each Debtor may, and may permit any other member of the Group to:

(i)	enter into any Liabilities Acquisition; or

(ii)	beneficially own all or any part of the share capital of a company that is party to a Liabilities Acquisition,

in respect of any Intra-Group Liabilities at any time.

(b)	Subject to paragraph (c) below, no action described in paragraph (a) above may take place in respect of any Intra-Group Liabilities if:

(i)	that action would result in a breach of the Senior Secured Finance Documents; or

(ii)	at the time of that action, an Acceleration Event has occurred and is continuing.

(c)	The restrictions in paragraph (b) above shall not apply if:

(i)	an Instructing Group consents to that action;

(ii)	that action is taken to facilitate Payment of the Senior Secured Creditor Liabilities, or after the Senior Secured Discharge Date, the Second Lien Debt Liabilities; or

(iii)	any director or officer of any Debtor is required by mandatory law to make or demand Payment of the relevant Intra-Group Liabilities in order to avoid personal and/or criminal liability.

8.5	Security: Intra-Group Lenders

Prior to the Final Discharge Date, the Intra-Group Lenders may not take, accept or receive the benefit of any Security, guarantee, indemnity or other assurance against loss in respect of the Intra-Group Liabilities unless:

(a)	that Security, guarantee, indemnity or other assurance against loss is not prohibited under the Senior Secured Finance Documents; or

(b)	prior to the Final Discharge Date, the prior consent of an Instructing Group is obtained.

8.6	Restriction on enforcement: Intra-Group Lenders

Subject to Clause 8.7 (Permitted Enforcement: Intra-Group Lenders), none of the Intra-Group Lenders shall be entitled to take any Enforcement Action in respect of any of the Intra-Group Liabilities at any time prior to the Final Discharge Date.

8.7	Permitted Enforcement: Intra-Group Lenders

(a)	After the occurrence of an Insolvency Event in relation to any member of the Group, each Intra-Group Lender may (unless otherwise directed by the Security Agent or unless the Security Agent has taken, or has given notice that it intends to take, action on behalf of that Intra-Group Lender in accordance with Clause 10.5 (Filing of claims)), exercise any right it may otherwise have against that member of the Group to:

(i)	accelerate any of that member of the Group’s Intra-Group Liabilities or declare them prematurely due and payable or payable on demand;

(ii)	make a demand under any guarantee, indemnity or other assurance against loss given by that member of the Group in respect of any Intra-Group Liabilities;

(iii)	exercise any right of set-off or take or receive any Payment in respect of any Intra-Group Liabilities of that member of the Group; or

(iv)	claim and prove in the liquidation, administration or other insolvency proceedings of that member of the Group for the Intra-Group Liabilities owing to it.

(b)	Nothing in this Clause 8.7 shall limit the ability of any Intra-Group Lender from exercising any rights in relation to any Intra-Group Liabilities owed to it if and to the extent the exercise of such rights is required to avoid any personal liability of any director or officer of that Intra-Group Lender.

8.8	Representations: Intra-Group Lenders

Each Intra-Group Lender which is not a Debtor represents and warrants to the Senior Secured Creditors, the Security Agent and each Agent that:

(a)	it is duly incorporated or, as applicable, organised and validly existing under the law of the jurisdiction under whose laws it is incorporated or, as the case may be, organised;

(b)	subject to the Legal Reservations and the Perfection Requirements (each term as defined in the Senior Secured Facilities Agreement and construed mutatis mutandis) the obligations expressed to be assumed by it in this Agreement are legal, valid, binding and enforceable obligations; and

(c)	the entry into and performance by it of this Agreement does not:

(i)	conflict with any law or regulation applicable to it;

(ii)	conflict in any material respect with its constitutional documents; or

(iii)	breach any agreement or instrument binding upon it or any of its assets,

to the extent or in a manner that such conflict or breach has, or would reasonably be expected to have, a Material Adverse Effect (as defined in the Senior Secured Facilities Agreement).

8.9	Notice of assignment in respect of certain Intra-Group Liabilities

(a)	Each Intra-Group Lender (a “Charging Company”) that has created Transaction Security over any Intra-Group Liabilities in respect of which it is a creditor hereby gives notice (including in terms as required by the applicable Security Documents) to each Debtor (a “Counterparty”) that is from time to time a debtor in respect of all present and future Intra-Group Liabilities owing to such Charging Company of the Transaction Security over such Intra-Group Liabilities created pursuant to the Security Documents in favour of the Security Agent on behalf of the Secured Parties, and confirms that the Counterparty may continue to deal with the Charging Company in relation to such Intra-Group Liabilities until such Counterparty receives written notice (as permitted by the applicable Security Document) to the contrary from the Security Agent (in which case such Counterparty shall deal only with the Security Agent in respect of such Intra-Group Liabilities).

(b)	Each Counterparty agrees to the terms and acknowledges the notice under paragraph (a) above and confirms it has not received any notice that the Charging Company has previously created any Security over any of its rights in respect of the Intra-Group Liabilities owed by such Counterparty to a third party or created any other interest (whether by way of Transaction Security or otherwise) in the Intra-Group Liabilities in favour of a third party.

8.10	Intra-Group Liabilities: Exceptions

Notwithstanding anything to the contrary in this Agreement or any other Debt Document and without imposing any additional obligation or restriction on any member of the Group, nothing in this Agreement (including this Clause 8 or Clause 18 (Changes to the Parties)) or any other Debt Document shall prohibit or restrict any capitalisation, forgiveness, write-off, waiver, release, transfer from one member of the Group to another member of the Group or other discharge of any Intra-Group Liabilities (or any amounts due, payable or owing in connection therewith) or any other amount due, payable or owing by one member of the Group to another member of the Group, in the case of Intra-Group Liabilities unless an Acceleration Event has occurred and is continuing in which case such action shall only be permitted with the prior consent of an Instructing Group.

9.	SUBORDINATED CREDITORS AND SUBORDINATED LIABILITIES

9.1	Restriction on Payment: Subordinated Liabilities

Prior to the Final Discharge Date, neither Listco nor any other Debtor shall, and Listco shall procure that no other member of the Group will, make any Payment of the Subordinated Liabilities at any time unless:

(a)	that Payment is permitted under Clause 9.2 (Permitted Payments: Subordinated Liabilities); or

(b)	the taking or receipt of that Payment is permitted under Clause 9.7 (Permitted Enforcement: Subordinated Creditors).

9.2	Permitted Payments: Subordinated Liabilities

(a)	Any member of the Group may make Payments in respect of the Subordinated Liabilities then due if:

(i)	the Payment is not prohibited under the Senior Secured Finance Documents and the Second Lien Debt Documents; or

(ii)	an Instructing Group consents to that Payment being made.

(b)	Nothing in this Clause 9 will restrict the roll-up or capitalisation of interest on Subordinated Liabilities or the payment of interest on Subordinated Liabilities by the issue of payment-in-kind instruments (in each case to the extent constituting Subordinated Liabilities) provided that, unless otherwise permitted under the Senior Secured Finance Documents and the Second Lien Debt Documents, in any such case, there is no payment in cash or Cash Equivalents.

9.3	Payment obligations continue

(a)	Neither Listco nor any other Debtor shall be released from the liability to make any Payment (including of default interest, which shall continue to accrue) under any Debt Document by the operation of Clauses 9.1 (Restriction on Payment: Subordinated Liabilities) and 10.2 (Permitted Payments: Subordinated Liabilities) even if its obligation to make that Payment is restricted at any time by the terms of any of those Clauses.

(b)	The accrual and capitalisation of interest (if any) shall continue notwithstanding the operation of Clauses 9.1 (Restriction on Payment: Subordinated Liabilities) and 9.2 (Permitted Payments: Subordinated Liabilities).

9.4	No acquisition of Subordinated Liabilities

Prior to the Final Discharge Date, Listco and the Debtors shall not, and Listco shall procure that no other member of the Group will:

(a)	enter into any Liabilities Acquisition; or

(b)	beneficially own all or any part of the share capital of a company that is party to a Liabilities Acquisition,

in respect of any of the Subordinated Liabilities, unless prior to the Final Discharge Date (x) the relevant Liabilities Acquisition relates to Subordinated Liabilities (or rights, benefits and/or obligations in relation thereto) in respect of which a Payment could be made under Clause 9.2 (Permitted Payments: Subordinated Liabilities) and that Liabilities Acquisition is undertaken by Listco and the relevant portion of Subordinated Liabilities acquired is extinguished on, or substantially contemporaneously with, the completion of that Liabilities Acquisition, (y) the consent of an Instructing Group is obtained or (z) that action is not prohibited by the Debt Documents.

9.5	Security: Subordinated Creditors

(a)	Subject to paragraph (b) below, the Subordinated Creditors may not take, accept or receive the benefit of any Security, guarantee, indemnity or other assurance against loss from any member of the Group in respect of any of the Subordinated Liabilities prior to the Final Discharge Date.

(b)	The restrictions in paragraph (a) above shall not apply to a Subordinated Creditor to the extent that (x) the prior consent of an Instructing Group is obtained or (y) that Security, guarantee, indemnity or other assurance against loss is not prohibited by the Debt Documents.

9.6	Restriction on Enforcement: Subordinated Creditors

Subject to Clause 9.7 (Permitted Enforcement: Subordinated Creditors), no Subordinated Creditor shall be entitled to take any Enforcement Action in respect of any of the Subordinated Liabilities at any time prior to the Final Discharge Date without the consent of an Instructing Group.

9.7	Permitted Enforcement: Subordinated Creditors

After the occurrence of an Insolvency Event in relation to any member of the Group, each Subordinated Creditor may (unless otherwise directed by the Security Agent or unless the Security Agent has taken, or has given notice that it intends to take, action on behalf of that Subordinated Creditor in accordance with Clause 10.5 (Filing of claims)) exercise any right it may otherwise have in respect of that member of the Group to:

(a)	accelerate any of that member of the Group’s Subordinated Liabilities or declare them prematurely due and payable or payable on demand;

(b)	make a demand under any guarantee, indemnity or other assurance against loss given by that member of the Group in respect of any Subordinated Liabilities;

(c)	exercise any right of set-off or take or receive any Payment in respect of any Subordinated Liabilities of that member of the Group; or

(d)	claim and prove in the liquidation, administration or other insolvency proceedings of that member of the Group for the Subordinated Liabilities owing to it.

9.8	Representations: Subordinated Creditor

Each Subordinated Creditor represents and warrants to the Senior Secured Creditors, the Security Agent and each Agent that:

(a)	it is a corporation, duly incorporated or formed and validly existing under the laws of its jurisdiction of incorporation or formation; and

(b)	subject to the Legal Reservations and the Perfection Requirements (each term as defined in the Senior Secured Facilities Agreement and construed mutatis mutandis), the obligations expressed to be assumed by it in this Agreement are legal, valid, binding and enforceable obligations.

10.	EFFECT OF INSOLVENCY EVENT

10.1	Credit Facility Cash Cover

This Clause 10 is subject to Clause 15.3 (Treatment of Credit Facility Cash Cover and Credit Facility Lender Cash Collateral).

10.2	Payment of distributions

(a)	After the occurrence of an Insolvency Event in relation to any member of the Group, any Senior Secured Creditor, Second Lien Debt Creditor and any Subordinated Party entitled to receive a distribution out of the assets of that member of the Group in respect of Liabilities owed to that Senior Secured Creditor or that Second Lien Debt Creditor or, as the case may be, that Subordinated Party shall, subject to receiving payment instructions and any other information from the Security Agent necessary to enable it to make that payment following a request for the same made to the Security Agent at such time and to the extent it is able to do so, including pursuant to applicable law and regulation, direct the person responsible for the distribution of the assets of that member of the Group to pay that distribution to the Security Agent until the Liabilities owing to the Secured Parties have been paid in full.

(b)	The Security Agent shall apply distributions paid to it under paragraph (a) above in accordance with Clause 15 (Application of proceeds).

10.3	Set-off

To the extent that any member of the Group’s Liabilities are discharged by way of set-off (mandatory or otherwise) after the occurrence of an Insolvency Event in relation to that member of the Group, any Senior Secured Creditor, any Second Lien Debt Creditor and any Subordinated Party which benefited from that set-off shall, subject to receiving payment instructions and any other information from the Security Agent necessary to enable it to make that payment following a request for the same made to the Security Agent at such time, pay an amount equal to the amount of the Liabilities owed to it which are discharged by that set-off to the Security Agent for application in accordance with Clause 15 (Application of proceeds).

10.4	Non-cash distributions

If the Security Agent receives a distribution in a form other than in cash in respect of any of the Liabilities, the Liabilities will not be reduced by that distribution until and except to the extent that the realisation proceeds are actually applied towards the Liabilities.

10.5	Filing of claims

After the occurrence of an Insolvency Event in relation to any member of the Group, each Senior Secured Creditor, each Second Lien Debt Creditor and each Subordinated Party irrevocably authorises the Security Agent (acting in accordance with Clause 10.7 (Security Agent instructions)), on its behalf, to:

(a)	take any Enforcement Action (in accordance with the terms of this Agreement) against that member of the Group;

(b)	demand, sue, prove and give receipt for any or all of that member of the Group’s Liabilities;

(c)	collect and receive all distributions on, or on account of, any or all of that member of the Group’s Liabilities; and

(d)	file claims, take proceedings and do all other things the Security Agent considers reasonably necessary to recover that member of the Group’s Liabilities.

10.6	Senior Secured Creditors’, Second Lien Debt Creditors’ and Subordinated Creditors’ actions

Each Senior Secured Creditor, each Second Lien Debt Creditor and each Subordinated Creditor will:

(a)	do all things that the Security Agent (acting in accordance with Clause 10.7 (Security Agent instructions)) requests in order to give effect to this Clause 10; and

(b)	if the Security Agent is not entitled to take any of the actions contemplated by this Clause 10 or if the Security Agent (acting in accordance with Clause 10.7 (Security Agent instructions)) requests that a Senior Secured Creditor, a Second Lien Debt Creditor or (as applicable) a Subordinated Creditor take that action, undertake that action itself in accordance with the instructions of the Security Agent (acting in accordance with Clause 10.7 (Security Agent instructions)) or grant a power of attorney to the Security Agent (on such terms as the Security Agent (acting in accordance with Clause 10.7 (Security Agent instructions)) may reasonably require) to enable the Security Agent to take such action.

10.7	Security Agent instructions

For the purposes of Clauses 10.5 (Filing of claims) and 10.6 (Senior Secured Creditors’, Second Lien Debt Creditors’, and Subordinated Creditors’ actions), the Security Agent shall act:

(a)	on the instructions of an Instructing Group; or

(b)	in the absence of any such instructions, as the Security Agent sees fit which may result in the Security Agent taking no action under this paragraph (b) and the Security Agent shall incur no liability for such action or inaction, as the case may be.

11.	TURNOVER OF RECEIPTS

11.1	Credit Facility Cash Cover

This Clause 11 is subject to Clause 15.3 (Treatment of Credit Facility Cash Cover and Credit Facility Lender Cash Collateral).

11.2	Turnover by the Creditors and the Subordinated Creditors

Subject to Clauses 11.3 (Exclusions) and 11.4 (Permitted assurance and receipts), if at any time prior to the Final Discharge Date, any Creditor or Subordinated Creditor receives or recovers:

(a)	any Payment or distribution of, or on account of or in relation to, any of the Liabilities which is not either:

(i)	a Permitted Payment; or

(ii)	made in accordance with Clause 15 (Application of proceeds);

(b)	other than where Clause 10.3 (Set-off) applies, any amount by way of set-off in respect of any of the Liabilities owed to it which does not give effect to a Permitted Payment;

(c)	notwithstanding paragraphs (a) and (b) above, and other than where Clause 10.3 (Set-off) applies, any amount:

(i)	on account of, or in relation to, any of the Liabilities:

(A)	after the occurrence of a Distress Event; or

(B)	as a result of any other litigation or proceedings against a member of the Group, Debtor or any Non Debtor Security Provider (other than after the occurrence of an Insolvency Event in respect of that member of the Group, Debtor or, as the case may be, Non Debtor Security Provider); or

(ii)	by way of set-off in respect of any of the Liabilities owed to it after the occurrence of a Distress Event,

other than, in each case, any amount received or recovered in accordance with Clause 15 (Application of proceeds);

(d)	proceeds in connection with the realisation or enforcement (or any transaction in lieu thereof) of all or any part of the Transaction Security except in accordance with Clause 15 (Application of proceeds); or

(e)	other than where Clause 10.3 (Set-off) applies, any distribution in cash or in kind or Payment of, or on account of or in relation to, any of the Liabilities owed by any member of the Group which is not in accordance with Clause 15 (Application of proceeds) and which is made as a result of, or after, the occurrence of an Insolvency Event in respect of that member of the Group, that Creditor or Subordinated Creditor will:

(i)	in relation to receipts and recoveries not received or recovered by way of set-off:

(A)	hold an amount of that receipt or recovery equal to the Relevant Liabilities (or if less, the amount received or recovered) on trust for the Security Agent and,

subject to receiving payment instructions and any other information from the Security Agent necessary to enable it to make that payment following a request for the same made to the Security Agent at such time, promptly pay that amount to the Security Agent for application in accordance with the terms of this Agreement; and

(B)	subject to receiving payment instructions and any other information from the Security Agent necessary to enable it to make that payment following a request for the same made to the Security Agent at such time, promptly pay an amount equal to the amount (if any) by which the receipt or recovery exceeds the Relevant Liabilities to the Security Agent for application in accordance with the terms of this Agreement; and

(ii)	in relation to receipts and recoveries received or recovered by way of set-off, subject to receiving payment instructions and any other information from the Security Agent necessary to enable it to make that payment following a request for the same made to the Security Agent at such time, promptly pay an amount equal to that receipt or recovery to the Security Agent for application in accordance with the terms of this Agreement.

11.3	Exclusions

Clause 11.2 (Turnover by the Creditors and the Subordinated Creditors) shall not apply to any receipt or recovery:

(a)	by way of:

(i)	Close-Out Netting by a Hedge Counterparty or a Hedging Ancillary Lender;

(ii)	Payment Netting by a Hedge Counterparty or a Hedging Ancillary Lender;

(iii)	Inter-Hedging Agreement Netting by a Hedge Counterparty; or

(iv)	Inter-Hedging Ancillary Document Netting by a Hedging Ancillary Lender;

(b)	by an Ancillary Lender by way of that Ancillary Lender’s right of netting or set-off relating to a Multi-account Overdraft Facility (to the extent that that netting or set-off represents a reduction from a Permitted Gross Amount of that Multi-account Overdraft Facility to or towards its Designated Net Amount);

(c)	of funds by the Security Agent or any other Agent in respect of the Liabilities or, as applicable, Agent Liabilities, owed to it for its own account;

(d)	in respect of any Senior Secured Notes Trustee Amounts (or any equivalent or analogous amounts in respect of any Pari Passu Debt Representative in connection with any Pari Passu Debt Note), or any Second Lien Debt Notes Trustee Amounts.

(e)	in the case of:

(i)	any Senior Secured Notes, that has been distributed by the relevant Senior Secured Notes Trustee to the Senior Secured Noteholders in accordance with the relevant Senior Secured Notes Finance Documents;

(ii)	any Pari Passu Debt Note, that has been distributed by the relevant Pari Passu Debt Representative to the relevant Pari Passu Debt Creditors in accordance with the relevant Pari Passu Debt Documents; or

(iii)	any Second Lien Debt Notes, that has been distributed to the Second Lien Debt Noteholders in accordance with the relevant Second Lien Debt Documents,

unless the relevant Senior Secured Notes Trustee, the relevant Pari Passu Debt Representative or, as the case may be, the relevant Second Lien Debt Notes Trustee has been provided with notice that the receipt or recovery falls within Clause 11.2 (Turnover by the Creditors and the Subordinated Creditors) prior to distribution of the relevant amount;

(f)	from any refinancing subject to Clause 7 (New Credit Facilities, Pari Passu Debt, Second Lien Debt and Hedging Agreements); or

(g)	for the avoidance of doubt, in relation to any escrow arrangements referred to in paragraph (q) of Clause 1.2 (Construction) and any security in respect thereof.

11.4	Permitted assurance and receipts

Nothing in this Agreement shall restrict the ability of any Senior Creditor or Subordinated Creditor to:

(a)	arrange with any person which is not a member of the Group any assurance against loss in respect of, or reduction of its credit exposure to, a Debtor (including assurance by way of credit based derivative or sub-participation); or

(b)	make any assignment or transfer permitted by Clause 18 (Changes to the Parties), which:

(i)	is permitted or not prohibited by (as applicable) the Senior Secured Finance Documents and the Second Lien Debt Documents; and

(ii)	is not in breach of Clause 9.4 (No acquisition of Subordinated Liabilities),

and that Senior Creditor or Subordinated Creditor shall not be obliged to account to any other Party for any sum received by it as a result of that action.

11.5	Sums received by Debtors

If any of the Debtors receives or recovers any sum which, under the terms of any of the Debt Documents, should have been paid to the Security Agent, that Debtor will:

(a)	hold an amount of that receipt or recovery equal to the Relevant Liabilities (or if less, the amount received or recovered) on trust for the Security Agent and, unless otherwise agreed by the Security Agent and subject to receiving payment instructions and any other information from the Security Agent necessary to enable it to make that payment following a request for the same made to the Security Agent at such time, promptly pay that amount to the Security Agent for application in accordance with the terms of this Agreement; and

(b)	unless otherwise agreed by the Security Agent and subject to receiving payment instructions and any other relevant information from the Security Agent, promptly pay an amount equal to the amount (if any) by which the receipt or recovery exceeds the Relevant Liabilities to the Security Agent for application in accordance with the terms of this Agreement.

11.6	Saving provision

If, for any reason, any of the trusts expressed to be created in this Clause 11 should fail or be unenforceable, the affected Creditor, Subordinated Creditor or Debtor will, unless otherwise agreed by the Security Agent and subject to receiving payment instructions and any other information from the Security Agent necessary to enable it to make that payment following a request for the same made to the Security Agent at such time, promptly pay an amount equal to that receipt or recovery to the Security Agent to be held on trust by the Security Agent for application in accordance with the terms of this Agreement.

12.	REDISTRIBUTION

12.1	Recovering Creditor’s rights

(a)	Any amount paid by a Creditor or Subordinated Creditor (a “Recovering Creditor”) to the Security Agent under Clause 10 (Effect of Insolvency Event) or Clause 11 (Turnover of receipts) shall be treated as having been paid by the relevant Debtor and distributed to the Security Agent, each Agent and the Senior Secured Creditors (each a “Sharing Creditor”) in accordance with the terms of this Agreement.

(b)	On a distribution by the Security Agent under paragraph (a) above of a Payment received by a Recovering Creditor from a Debtor, as between the relevant Debtor and the Recovering Creditor an amount equal to the amount received or recovered by the Recovering Creditor and paid to the Security Agent (the “Shared Amount”) will be treated as not having been paid by that Debtor.

12.2	Reversal of redistribution

(a)	If any part of the Shared Amount received or recovered by a Recovering Creditor becomes repayable to a Debtor and is repaid by that Recovering Creditor to that Debtor, then:

(i)	each Sharing Creditor shall, upon request of the Security Agent, pay to the Security Agent for the account of that Recovering Creditor an amount equal to the appropriate part of its share of the Shared Amount (together with an amount as is necessary to reimburse that Recovering Creditor for its proportion of any interest on the Shared Amount which that Recovering Creditor is required to pay) (the “Redistributed Amount”); and

(ii)	as between the relevant Debtor and each relevant Sharing Creditor, an amount equal to the relevant Redistributed Amount will be treated as not having been paid by that Debtor.

(b)	The Security Agent shall not be obliged to pay any Redistributed Amount to a Recovering Creditor under paragraph (a)(i) above until it has been able to establish to its satisfaction that it has actually received that Redistributed Amount from the relevant Sharing Creditor.

12.3	Deferral of subrogation

(a)	No Creditor or Debtor will exercise any rights which it may have by reason of the performance by it of its obligations under the Debt Documents to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights under the Debt Documents of any Creditor which ranks ahead of it in accordance with the priorities set out in Clause 2 (Ranking and priority) until such time as all of the Liabilities owing to each prior ranking Creditor (or, in the case of any Debtor, owing to each Creditor) have been irrevocably paid in full.

(b)	No Subordinated Party will exercise any rights which it may have to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights under the Debt Documents of any Creditor until such time as all of the Liabilities owing to each Creditor have been irrevocably paid in full.

13.	ENFORCEMENT OF TRANSACTION SECURITY

13.1	Credit Facility Cash Cover

This Clause 13.1 is subject to Clause 15.3 (Treatment of Credit Facility Cash Cover and Credit Facility Lender Cash Collateral).

13.2	Enforcement Instructions

(a)	The Security Agent may refrain from enforcing the Transaction Security unless instructed otherwise by an Instructing Group or, if required under paragraph (c) below, the Requisite Majority of the Second Lien Debt Creditors.

(b)	Subject to the Transaction Security having become enforceable in accordance with its terms, an Instructing Group (or, to the extent permitted under paragraph (c) below, the Requisite Majority of the Second Lien Debt Creditors) may give or refrain from giving instructions to the Security Agent to enforce or refrain from enforcing the Transaction Security as it sees fit.

(c)	Prior to the Senior Secured Discharge Date and subject to the Transaction Security becoming enforceable in accordance with its terms:

(i)	if an Instructing Group has instructed the Security Agent not to enforce or to cease enforcing the Transaction Security; or

(ii)	in the absence of instructions from an Instructing Group (subject to any time period for the giving of instructions by an Instructing Group contained in this Agreement (including, without limitation, any Consultation Period)), and, in each case, an Instructing Group has not required any Debtor to make a Distressed Disposal, the Security Agent shall give effect to any instructions to enforce the Transaction Security which the Requisite Majority of the Second Lien Debt Creditors who are then entitled to give to the Security Agent under Clause 6.10 (Permitted Second Lien Debt Enforcement).

(d)	The Requisite Majority of the Second Lien Debt Creditors shall only be entitled to give instructions to the Security Agent to enforce or to refrain or cease from enforcing Transaction Security to the extent such Transaction Security is expressed to secure the Second Lien Debt Liabilities.

(e)	The Security Agent is entitled to rely on and comply with instructions given in accordance with this Clause 13.2.

13.3	Manner of enforcement

If the Transaction Security is being enforced pursuant to Clause 13.2 (Enforcement Instructions), the Security Agent shall enforce the Transaction Security in such manner (including, without limitation, the selection of any administrator of any Debtor to be appointed by the Security Agent) as an Instructing Group (or, to the extent permitted under paragraph (c) of Clause 13.2 (Enforcement Instructions), the Requisite Majority of the Second Lien Debt Creditors) shall instruct or, in the absence of any such instructions, as the Security Agent sees fit.

13.4	Exercise of voting rights

(a)	Each Creditor and each Subordinated Creditor agrees with the Security Agent that it will cast its vote in any proposal put to the vote by or under the supervision of any judicial or supervisory authority in respect of any insolvency, pre-insolvency or rehabilitation or similar proceedings relating to any member of the Group as instructed by the Security Agent.

(b)	The Security Agent shall give instructions for the purposes of paragraph (a) above as directed by an Instructing Group.

13.5	Waiver of rights

To the extent permitted under applicable law and subject to Clauses 13.2 (Enforcement Instructions), 13.3 (Manner of enforcement) and 15 (Application of proceeds), and paragraphs (c) and (d) of Clause 14.2 (Distressed Disposals), each of the Secured Parties and the Debtors waives all rights it may otherwise have to require that the Transaction Security be enforced in any particular order or manner or at any particular time or that any sum received or recovered from any person, or by virtue of the enforcement of any of the Transaction Security or of any other security interest, which is capable of being applied in or towards discharge of any of the Secured Obligations, is so applied.

13.6	Consultation

Subject to Clause 13.7 (Preservation of Security), before giving any instructions to the Security Agent to enforce the Transaction Security or refrain or cease from enforcing the Transaction Security, the Agent(s) of the Creditors represented in the Instructing Group concerned shall consult with each other Agent of the other Senior Secured Creditors and the Security Agent (together, the “Consulting Parties”) in good faith about the instructions to be given by the Instructing Group for a period of 30 days from the date on which details of the proposed instructions are received by such Agents and the Security Agent (or such shorter period as each relevant Agent and the Security Agent shall agree (the “Consultation Period”) and only following expiry of a Consultation Period, the Instructing Group shall be entitled to give any instructions to the Security Agent to enforce the Transaction Security or refrain or cease from enforcing the Transaction Security. Following the expiry of the Consultation Period, there shall be no further obligation on the Consulting Parties to consult.

13.7	Preservation of Security

(a)	Clause 13.6 (Consultation) shall not apply if an Event of Default is continuing and:

(i)	the Transaction Security has become enforceable as a result of an Insolvency Event; or

(ii)	the Instructing Group or one of the Senior Secured Creditor Representatives determines in good faith (and confirms the same to the Security Agent in writing) that delaying the enforcement of Transaction Security could reasonably be expected to affect the ability to enforce, or realise proceeds of, the Transaction Security materially and adversely, in which case the Security Agent shall, subject to paragraph (b) below, act in accordance with the Enforcement Instructions of the Instructing Group or, as the case may be, a Senior Secured Creditor Representative.

(b)	Where this Clause 13.7 applies:

(i)	any Enforcement Instructions shall be limited to that necessary to protect or preserve the interests of the members of the Instructing Group or, as the case may be, Senior Secured Creditors on behalf of which the relevant Senior Secured Creditor Representative is acting;

(ii)	at the same time as any Enforcement Instructions are provided, the Instructing Group or, as the case may be, the relevant Senior Secured Creditor Representative shall provide a copy of such Enforcement Instructions to the other Agents and the Hedge Counterparties; and

(iii)	the Security Agent shall act in accordance with the Enforcement Instructions first received.

14.	PROCEEDS OF DISPOSALS

14.1	Non-Distressed Disposals

(a)	If, in respect of a disposal of an asset by a Debtor or an asset which is subject to the Transaction Security (including (in each case) in connection with any Permitted Reorganisation) or in respect of any other transaction:

(i)	prior to the Senior Secured Discharge Date, which is not prohibited under the Senior Secured Finance Documents;

(ii)	prior to the Second Lien Debt Discharge Date, which is not prohibited under the Second Lien Debt Documents;

(iii)	Listco has confirmed to the Security Agent in writing that such disposal or transaction is not so prohibited (and Listco has confirmed to the Security Agent (acting in good faith) that a release of Transaction Security is permitted under the relevant Secured Debt Documents); and

(iv)	that disposal or transaction is not a Distressed Disposal (a disposal or transaction satisfying the conditions set out in paragraph (a)(i) above and this paragraph (iv) being a “Non-Distressed Disposal”), the Security Agent is irrevocably instructed and authorised (at the cost of the relevant Debtor or Listco and without any consent, sanction, authority or further confirmation from any Creditor, Subordinated Creditor or Debtor) but subject to paragraph (b) below:

(A)	to release the Transaction Security or any other claim (relating to a Debt Document) over that asset;

(B)	where that asset consists of shares in the capital of a Debtor or Non Debtor Security Provider, to release the Transaction Security or any other claim (relating to a Debt Document) (in each case) over loans to or the shares (or other ownership interests in) in that Debtor or Non Debtor Security Provider or over that Debtor’s or Non Debtor Security Provider’s assets (including, for the avoidance of doubt, releasing any Transaction Security Document to which that Debtor or Non Debtor Security Provider is party, in so far as it relates to that Debtor or Non Debtor Security Provider) and (if any, and to the extent being disposed of) loans to or over the shares (or other ownership interests in) in the Subsidiaries of that Debtor or Non Debtor Security Provider and their respective assets (including, for the avoidance of doubt, releasing any Transaction Security Document to which such Subsidiary is party, in so far as it relates to that Subsidiary);

(C)	to execute and deliver or enter into any release of the Transaction Security or any claim described in paragraphs (A) and (B) above and issue any certificates of non crystallisation of any floating charge or any consent to dealing that may, in the discretion of the Security Agent, be considered necessary or desirable or as may be requested by Listco (acting reasonably); and

(D)	to grant a consent for a sale, lease, transfer or disposal of any asset subject to Transaction Security governed by Swedish law if such sale, lease, transfer or disposal requires the prior written consent of the Security Agent under the Finance Documents.

(b)	If that Non-Distressed Disposal is not made, each release of Transaction Security or any claim described in paragraph (a) above shall have no effect and the Transaction Security or claim subject to that release shall continue in such force and effect as if that release had not been effected or, if the Security Agent reasonably believes that the Transaction Security or claim has been released and the Security Agent so requests, the relevant Debtor or Non Debtor Security Provider (and, as applicable, its respective Holding Company or, as the case may be, Holding Companies) shall promptly re-grant Transaction Security over the asset(s) in respect of which Transaction Security was so released and, to the extent possible, re-grant such claim, in each case, on the same terms mutatis mutandis as the relevant Transaction Security or claim.

(c)	The Security Agent may rely on any certificate of Listco given pursuant to paragraph (a)(iii) above.

14.2	Distressed Disposals

(a)	If a Distressed Disposal is being effected, the Security Agent is irrevocably instructed and authorised (at the cost of the relevant Debtor or Listco and without any consent, sanction, authority or further confirmation from any Creditor, Subordinated Creditor, Debtor or Non Debtor Security Provider):

(i)	release of Transaction Security/non-crystallisation certificates: to release the Transaction Security or any other claim over that asset and execute and deliver or enter into any release of that Transaction Security or claim and issue any letters of non-crystallisation of any floating charge or any consent to dealing that may, in the discretion of the Security Agent, be considered necessary or desirable;

(ii)	release of liabilities and Transaction Security on a share sale (Debtor): if the asset which is disposed of consists of shares in the capital of a Debtor, to release:

(A)	that Debtor and any Subsidiary of that Debtor from all or any part of:

(I)	its Borrowing Liabilities;

(II)	its Guarantee Liabilities; and

(III)	its Other Liabilities;

(B)	any Transaction Security granted by that Debtor, Non Debtor Security Provider or any Subsidiary of that Debtor over any of its assets; and

(C)	any other claim of a Subordinated Creditor, an Intra-Group Lender, or another Debtor or Non Debtor Security Provider over that Debtor’s assets or over the assets of any Subsidiary of that Debtor,

on behalf of the relevant Creditors, Subordinated Creditors, Debtors and Non Debtor Security Providers;

(iii)	release of liabilities and Transaction Security on a share sale (Holding Company): if the asset which is disposed of consists of shares in the capital of any Holding Company of a Debtor, to release:

(A)	that Holding Company and any Subsidiary of that Holding Company from all or any part of:

(I)	its Borrowing Liabilities;

(II)	its Guarantee Liabilities; and

(III)	its Other Liabilities;

(B)	any Transaction Security granted by the Holding Company of that Holding Company over shares in that Holding Company or granted by that Holding Company or any Subsidiary of that Holding Company over any of its assets; and

(C)	any other claim of a Subordinated Creditor, an Intra-Group Lender or another Debtor over that Holding Company’s assets and the assets of any Subsidiary of that Holding Company,

on behalf of the relevant Creditors, Subordinated Creditors, Debtors and Non Debtor Security Providers;

(iv)	disposal of liabilities on a share sale: if the asset which is disposed of consists of shares in the capital of a Debtor or the Holding Company of a Debtor and the Security Agent decides to dispose of all or any part of:

(A)	the Liabilities; or

(B)	the Debtor Liabilities,

owed by that Debtor or Holding Company or any Subsidiary of that Debtor or Holding Company:

(I)	(if the Security Agent does not intend that any transferee of those Liabilities or Debtor Liabilities (the “Transferee”) will be treated as a Senior Creditor or a Secured Party for the purposes of this Agreement), to execute and deliver or enter into any agreement to dispose of all or part of those Liabilities or Debtor Liabilities provided that notwithstanding any other provision of any Debt Document the Transferee shall not be treated as a Senior Creditor or a Secured Party for the purposes of this Agreement; and

(II)	(if the Security Agent does intend that any Transferee will be treated as a Senior Creditor or a Secured Party for the purposes of this Agreement), to execute and deliver or enter into any agreement to dispose of:

(1)	all (and not part only) of the Liabilities owed to the Senior Creditors; and

(2)	all or part of any other Liabilities and the Debtor Liabilities,

on behalf of, in each case, the relevant Creditors, Subordinated Creditors and Debtors;

(v)	transfer of obligations in respect of liabilities on a share sale: if the asset which is disposed of consists of shares in the capital of a Debtor or the Holding Company of a Debtor (the “Disposed Entity”) and the Security Agent decides to transfer to another Debtor (the “Receiving Entity”) all or any part of the Disposed Entity’s obligations or any obligations of any Subsidiary of that Disposed Entity in respect of:

(A)	the Intra-Group Liabilities;

(B)	the Debtor Liabilities; or

(C)	the Subordinated Liabilities,

to execute and deliver or enter into any agreement to:

(I)	agree to the transfer of all or part of the obligations in respect of those Intra-Group Liabilities, Debtor Liabilities or Subordinated Liabilities on behalf of the relevant Intra-Group Lenders, Debtors or, as the case may be, the Subordinated Creditor to which those obligations are owed and on behalf of the Debtors which owe those obligations; and

(II)	(provided the Receiving Entity is a Holding Company of the Disposed Entity) to accept the transfer of all or part of the obligations in respect of those Intra-Group Liabilities, Debtor Liabilities or Subordinated Liabilities on behalf of the Receiving Entity or Receiving Entities to which the obligations in respect of those Intra-Group Liabilities, Debtor Liabilities or, as the case may be, Subordinated Liabilities are to be transferred.

(b)	The net proceeds of each Distressed Disposal (and the net proceeds of any disposal of Liabilities or Debtor Liabilities pursuant to paragraph (a)(iv) above) shall be paid to the Security Agent for application in accordance with Clause 15 (Application of proceeds) as if those proceeds were the proceeds of an enforcement of the Transaction Security and, to the extent that any disposal of Liabilities or Debtor Liabilities has occurred pursuant to paragraph (a)(iv)(I) above, as if that disposal of Liabilities or Debtor Liabilities had not occurred.

(c)	In the case of a Distressed Disposal (or a disposal of Liabilities pursuant to paragraph (a)(iv)(I) above) effected by or at the request of the Security Agent (acting in accordance with paragraph (e) below), unless the Majority Senior Secured Creditors otherwise agree or paragraph (f) below applies, it is a further condition to any release or disposal under paragraph (a) above that:

(i)	the proceeds of such disposal are in cash (or substantially in cash);

(ii)	all claims of the Senior Secured Creditors under the Senior Secured Finance Documents against any member of the Group, Debtor or Non Debtor Security Provider and any Subsidiary of that member of the Group which are sold or disposed of pursuant to such Distressed Disposal, are unconditionally released and discharged concurrently with such sale (and are not assumed by the purchaser or one of its Affiliates), and all Security under the Security Documents in respect of the assets that are sold or disposed of is simultaneously and unconditionally released and discharged concurrently with such sale, provided that in the event of a sale or disposal of any such claim (instead of a release or discharge):

(A)	the applicable Instructing Group determine acting reasonably and in good faith that the Senior Secured Creditors will recover more than if such claim was released or discharged; and

(B)	the applicable Instructing Group serve a notice on the Security Agent notifying the Security Agent of the same, in which case the Security Agent shall be entitled immediately to sell or dispose such claim to such purchaser (or an Affiliate of such purchaser); and

(iii)	such sale or disposal is made:

(A)	pursuant to a Public Auction; or

(B)	a Fairness Opinion in respect of such sale or disposal is obtained and delivered to the Security Agent and each Agent.

(d)	In the case of a Distressed Disposal (or a disposal of Liabilities pursuant to paragraph (a)(iv)(I) above) effected by or at the request of the Security Agent (acting in accordance with paragraph (e) below) at a time when any Second Lien Debt Liabilities are outstanding, unless the Majority Second Lien Debt Creditors otherwise agree, it is a further condition to any release or sale or disposal under paragraph (a) above pursuant to which any Second Lien Debt Notes Guarantee and/or any Transaction Security which is expressed to secure any Second Lien Debt Liabilities and/or any shares of a Second Lien Debt Notes Guarantor and/or any assets of a Second Lien Debt Notes Guarantor and/or any assets subject to Transaction Security expressed to secure any Second Lien Debt Liabilities are to be released and/or sold or disposed of, that either:

(i)	the Second Lien Debt Representative has approved that release or, as the case may be, sale or disposal; or

(ii)	where any shares of a Second Lien Debt Notes Guarantor and/or any assets of a Second Lien Debt Notes Guarantor and/or any assets subject to Transaction Security expressed to secure any Second Lien Debt Liabilities are to be sold or disposed of (in each case, whether directly or indirectly):

(A)	the proceeds of such disposal are in cash (or substantially in cash);

(B)	all claims of the Senior Secured Creditors under the Senior Secured Finance Documents against such Second Lien Debt Notes Guarantor and any Subsidiary of that Second Lien Debt Notes Guarantor which are sold or disposed of pursuant to such Distressed Disposal, are unconditionally released and discharged concurrently with such sale or disposal (and are not assumed by the purchaser or one of its Affiliates), and all Security under the Security Documents in respect of such assets that are sold or disposed of is simultaneously and unconditionally released and discharged concurrently with such sale or disposal, provided that in the event of a sale or disposal of any such claim (instead of a release or discharge):

(I)	the applicable Instructing Group determine acting reasonably and in good faith that the Senior Secured Creditors will recover more than if such claim was released or discharged; and

(II)	the applicable Instructing Group serve a notice on the Security Agent notifying the Security Agent of the same, in which case the Security Agent shall be entitled immediately to sell or dispose such claim to such purchaser (or an Affiliate of such purchaser); and

(C)	such sale or disposal is made:

(I)	pursuant to a Public Auction; or

(II)	a Fairness Opinion in respect of such sale or disposal is obtained and delivered to the Security Agent and each Agent.

(e)	For the purposes of paragraphs (a)(ii) to (a)(v), (c) and (d) above, the Security Agent shall act:

(i)	if the relevant Distressed Disposal is being effected by way of enforcement of the Transaction Security, in accordance with Clause 13.3 (Manner of enforcement); and

(ii)	in any other case:

(A)	on the instructions of an Instructing Group; or

(B)	in the absence of any such instructions, as the Security Agent sees fit.

(f)

If a Distressed Disposal is being effected at a time when the Second Lien Debt Creditors are entitled to give, and have given, instructions under Clause 13.2 (Enforcement Instructions) or Clause 13.3 (Manner of enforcement), the Security Agent is not authorised to release any Debtor or any Subsidiary or Holding Company of a Debtor from any Borrowing Liabilities or Guarantee Liabilities or Other Liabilities owed to any Senior Secured Creditor or to any Second Lien Debt Creditor unless those Borrowing Liabilities or Guarantee Liabilities or Other Liabilities and any other Senior Secured Creditor Liabilities or, as applicable, Second Lien Debt Liabilities, will be paid (or repaid) in full (or, in the case of any contingent Liability relating to a Letter of Credit or an Ancillary Facility, made subject to cash collateral arrangements acceptable to the relevant Senior Secured Creditor), upon that release.

(g)	Where Borrowing Liabilities in respect of any Senior Secured Creditor Liabilities or Second Lien Debt Liabilities would otherwise be released pursuant to paragraph (a) above, the Creditor concerned may elect to have those Borrowing Liabilities transferred to any direct or indirect Holding Company of the relevant Debtor in respect of those Borrowing Liabilities in which case the Security Agent is irrevocably authorised (to the extent legally possible and at the cost of the relevant Debtor or the relevant Holding Company and without any consent, sanction, authority or further confirmation from any Creditor or Debtor) to execute such documents as are required to so transfer those Borrowing Liabilities.

(h)	In the case of a Distressed Disposal (or a disposal of Liabilities pursuant to paragraph (a)(iv)(I) above) effected by or at the request of the Security Agent (acting in accordance with paragraph (e) above), the Security Agent shall take reasonable care to obtain a fair market price having regard to the prevailing market conditions (though the Security Agent shall have no obligation to postpone or request the postponement of any such Distressed Disposal or disposal of Liabilities in order to achieve a higher price).

14.3	Creditors’, Subordinated Creditors’ and Debtors’ actions

Each Creditor, Subordinated Creditor and Debtor and Non Debtor Security Provider will:

(a)	do all things that the Security Agent requests in order to give effect to this Clause 14 (which shall include, without limitation, the execution of any assignments, transfers, releases or other documents that the Security Agent may consider to be necessary to give effect to the releases or disposals contemplated by this Clause 14); and

(b)	if the Security Agent is not entitled to take any of the actions contemplated by this Clause 14 or if the Security Agent requests that any Creditor, Subordinated Creditor or Debtor take any such action, take that action itself in accordance with the instructions of the Security Agent, provided that the proceeds of those disposals are applied in accordance with Clause 14.1 (Non-Distressed Disposals) or 14.2 (Distressed Disposals), as the case may be.

15.	APPLICATION OF PROCEEDS

15.1	Order of application

Subject to Clauses 15.2 (Prospective liabilities) and 15.3 (Treatment of Credit Facility Cash Cover and Credit Facility Lender Cash Collateral), all amounts from time to time received or recovered by the Security Agent pursuant the terms of any Debt Document (including, without limitation, Clause 10 (Effect of Insolvency Event) or 11 (Turnover of receipts)) or in connection with the realisation or enforcement (or any transaction in lieu thereof) of all or any part of the Transaction Security or attributable to any Distressed Disposal or otherwise paid to the Security Agent for application pursuant to this Clause 15 (for the purposes of this Clause 15, the “Recoveries”) shall be held by the Security Agent on trust to apply them at any time as the

Security Agent (in its discretion) sees fit, to the extent permitted by applicable law (and subject to the provisions of this Clause 15), in the following order of priority:

(a)	in payment to:

(i)	the Security Agent, any Receiver or any Delegate for application towards the discharge of any sums owing to any of them from any Party on a pro rata and pari passu basis between them; and

(ii)	each Agent on its own behalf for application towards the discharge of the Agent Liabilities due to it on a pro rata and pari passu basis between them,

on a pro rata basis and ranking pari passu between paragraphs (i) and (ii) above, including any such amounts arising in connection with any realisation or enforcement of the Transaction Security or any other Distressed Disposal taken in accordance with the terms of this Agreement or any action taken at the request of the Security Agent under Clause 10.6 (Senior Secured Creditors’, Second Lien Debt Creditors’ and Subordinated Creditors’ actions);

(b)	in payment to:

(i)	each Credit Facility Agent on behalf of the Credit Facility Lenders it represents;

(ii)	each Arranger;

(iii)	the Hedge Counterparties;

(iv)	each Senior Secured Notes Trustee on behalf of the Senior Secured Noteholders it represents; and

(v)	each Pari Passu Debt Representative on behalf of the Pari Passu Debt Creditors it represents,

for application towards the discharge of, respectively:

(A)	the Credit Facility Lender Liabilities (other than (x) the Agent Liabilities of each Credit Facility Agent and (y) the Arranger Liabilities of each Arranger) (in accordance with the terms of the Credit Facility Finance Documents) on a pro rata and pari passu basis between them;

(B)	the Arranger Liabilities (on a pro rata basis between the Arranger Liabilities of each Arranger) on a pro rata and pari passu basis between them;

(C)	the Hedging Liabilities (in proportion to each Hedge Counterparty’s Hedge Proportion) on a pro rata and pari passu basis between them;

(D)	the Senior Secured Notes Liabilities owed to the Senior Secured Noteholders (in accordance with the terms of the Senior Secured Notes Finance Documents) on a pro rata and pari passu basis between them; and

(E)	the Pari Passu Debt Liabilities (other than the Agent Liabilities of each Pari Passu Debt Representative) (in accordance with the terms of the Pari Passu Debt Documents) on a pro rata and pari passu basis between them, on a pro rata basis and pari passu between paragraphs (A), (B), (C), (D) and (E) above;

(c)	in payment to any Second Lien Debt Representative on behalf of the Second Lien Debt Creditors it represents for application towards the discharge of the Second Lien Debt Liabilities owed to the Second Lien Debt Creditors (in accordance with the terms of the Second Lien Debt Documents) on a pro rata and pari passu basis between them;

(d)	if none of the Debtors is under any further actual or contingent liability under any Senior Secured Finance Document, in payment to any person to whom the Security Agent is obliged to pay in priority to any Debtor; and

(e)	the balance, if any, in payment to the relevant Debtor or, as the case may be, Non Debtor Security Provider.

15.2	Prospective liabilities

Following a Distress Event the Security Agent may, in its discretion, hold any amount of the Recoveries not in excess of the Expected Amount (as defined below) in an interest bearing suspense or impersonal account(s) in the name of the Security Agent with such financial institution (including itself) and for so long as the Security Agent shall think fit or (in relation to paragraph (b) below) until otherwise directed by an Instructing Group (the interest being credited to the relevant account) for later application under Clause 15.1 (Order of application) in respect of:

(a)	any sum to any Security Agent, any Receiver or any Delegate; and

(b)	any part of the Liabilities, the Agent Liabilities or the Arranger Liabilities,

that the Security Agent reasonably considers, in each case, might become due or owing at any time in the future (the “Expected Amount”).

15.3	Treatment of Credit Facility Cash Cover and Credit Facility Lender Cash Collateral

(a)	Nothing in this Agreement shall prevent any Issuing Bank or Ancillary Lender taking any Enforcement Action in respect of any Credit Facility Cash Cover which has been provided for it in accordance with the relevant Credit Facility Agreement.

(b)	To the extent that any Credit Facility Cash Cover is not held with the Relevant Issuing Bank or Relevant Ancillary Lender, all amounts from time to time received or recovered in connection with the realisation or enforcement of that Credit Facility Cash Cover shall be paid to the Security Agent and shall be held by the Security Agent on trust to apply them at any time as the Security Agent (in its discretion) sees fit, to the extent permitted by applicable law, in the following order of priority:

(i)	to the Relevant Issuing Bank or Relevant Ancillary Lender towards the discharge of the Credit Facility Lender Liabilities for which that Credit Facility Cash Cover was provided; and

(ii)	the balance, if any, in accordance with Clause 15.1 (Order of application).

(c)	To the extent that any Credit Facility Cash Cover is held with the Relevant Issuing Bank or Relevant Ancillary Lender, nothing in this Agreement shall prevent that Relevant Issuing Bank or Relevant Ancillary Lender receiving and retaining any amount in respect of that Credit Facility Cash Cover.

(d)	Nothing in this Agreement shall prevent any Issuing Bank receiving and retaining any amount in respect of the Credit Facility Lender Cash Collateral provided for it in accordance with the terms of the Credit Facility Finance Documents.

15.4	Investment of proceeds

Prior to the application of the proceeds of the Security Property in accordance with Clause 15.1 (Order of application), the Security Agent may, in its discretion, hold all or part of those proceeds in an interest bearing suspense or impersonal account(s) in the name of the Security Agent with such financial institution (including itself) and for so long as the Security Agent shall think fit or until otherwise directed by an Instructing Group (the interest being credited to the relevant account) pending the application from time to time of those moneys in the Security Agent’s discretion in accordance with the provisions of this Clause 15.

15.5	Currency conversion

(a)	For the purpose of, or pending the discharge of, any of the Secured Obligations, the Security Agent may convert any moneys received or recovered by the Security Agent from one currency to another, at the Security Agent’s Spot Rate of Exchange.

(b)	The obligations of any Debtor to pay in the due currency shall only be satisfied to the extent of the amount of the due currency purchased after deducting the costs of conversion.

15.6	Permitted deductions

The Security Agent shall be entitled, in its discretion, (a) to set aside by way of reserve amounts required to meet and (b) to make and pay, any deductions and withholdings (on account of taxes or otherwise) which it is or may be required by any applicable law to make from any distribution or payment made by it under this Agreement, and to pay all Taxes which may be assessed against it in respect of any of the Charged Property, or as a consequence of performing its duties, or by virtue of its capacity as Security Agent under any of the Debt Documents or otherwise (other than in connection with its remuneration for performing its duties under this Agreement).

15.7	Good discharge

(a)	Any payment to be made in respect of the Secured Obligations by the Security Agent:

(i)	may be made to the relevant Agent on behalf of its Creditors;

(ii)	may be made to the Relevant Issuing Bank or Relevant Ancillary Lender in accordance with paragraph (b)(i) of Clause 15.3 (Treatment of Credit Facility Cash Cover and Credit Facility Lender Cash Collateral); or

(iii)	shall be made directly to the Hedge Counterparties,

and any payment made in that way shall be a good discharge, to the extent of that payment, by the Security Agent.

(b)	The Security Agent is under no obligation to make the payments to a Credit Facility Agent or the Hedge Counterparties under paragraph (a) above in the same currency as that in which the Liabilities owing to the relevant Creditor are denominated.

15.8	Calculation of amounts

For the purpose of calculating any person’s share of any sum payable to or by it, the Security Agent shall be entitled:

(a)	notionally to convert the Liabilities owed to any person into a common base currency (decided in its discretion by the Security Agent), that notional conversion to be made at the spot rate at which the Security Agent is able to purchase the notional base currency with the actual currency of the Liabilities owed to that person at the time at which that calculation is to be made; and

(b)	to assume that all moneys received or recovered as a result of the enforcement or realisation of the Security Property are applied in discharge of the Liabilities in accordance with the terms of the Debt Documents under which those Liabilities have arisen.

15.9	Time irrelevant

The order of application of Recoveries described in Clause 15.1 (Order of application) shall apply irrespective of any other order or priority that would otherwise apply under the terms of any Security Document or by operation of law as a result of the date on which any Liabilities arose or the date on which any Security was created or perfected.

15.10	Equalisation

For the purposes of this Clause 15:

“Enforcement Date” means the first date (if any) on which a Senior Secured Creditor takes enforcement action of the type described in paragraph (a)(i), (a)(iii), (a)(iv) or (c) of the definition of “Enforcement Action”, to the extent not prohibited by this Agreement.

“Exposure” means:

(a)

in relation to a Credit Facility Lender or a lender of any Pari Passu Debt Loan, the aggregate amount of its participation (if any, and without double counting) in all Utilisations outstanding under the applicable Credit Facility Agreement or, as the case may be, Pari Passu Debt Document at the Enforcement Date (assuming all contingent liabilities which have become actual liabilities since the Enforcement Date to have been actual liabilities at the Enforcement Date (but not including, for these purposes only, any interest that would have accrued from the Enforcement Date to the date of actual maturity in respect of those liabilities) and assuming any transfer of claims in respect of amounts outstanding under the revolving credit facility and each Ancillary Facility to the extent required under and in accordance with the terms of the applicable Credit Facility Agreement or, as the case may be, Pari Passu Debt Document which has taken place since the Enforcement Date) together with the aggregate amount of all accrued interest, fees and commission owed to it under the applicable Credit Facility Agreement or, as the case may be, Pari Passu Debt Document and amounts owed to it by a Debtor in respect of any Ancillary Facility but excluding:

(i)	any amount owed to it by a Debtor in respect of any Ancillary Facility to the extent that that amount would not be outstanding but for a breach by that Credit Facility Lender or, as the case may be, a lender of any Pari Passu Debt Loan of any provision of clause 9 (Ancillary Facilities) of the Senior Secured Facilities Agreement (and any equivalent clause or provision in any other applicable Credit Facility Agreement or, as the case may be, Pari Passu Debt Document);

(ii)	any amount owed to it by a Debtor in respect of any Ancillary Facility to the extent (and in the amount) that Credit Facility Cash Cover has been provided by a Debtor in respect of that amount and is available to that Credit Facility Lender pursuant to the relevant Credit Facility Agreement or, as the case may be, agreement governing such Credit Facility Cash Cover; and

(iii)	any amount outstanding in respect of a Letter of Credit to the extent (and in the amount) that Credit Facility Cash Cover has been provided by a Debtor in respect of that amount and is available to the relevant Credit Facility Finance Party pursuant to the relevant Credit Facility Agreement or, as the case may be, agreement governing such Credit Facility Cash Cover; and

(b)	in relation to any other Senior Secured Creditor (other than any Hedge Counterparty), the Senior Secured Creditor Liabilities owed by the Debtors to that Senior Secured Creditor; and

(c)	in relation to a Hedge Counterparty:

(i)	if that Hedge Counterparty has terminated or closed out any hedging transaction under any Hedging Agreement in accordance with the terms of this Agreement on or prior to the Enforcement Date, the amount, if any, payable to it under that Hedging Agreement in respect of that termination or close-out as of the date of termination or close-out (taking into account any interest accrued on that amount) to the extent that amount is unpaid at the Enforcement Date (that amount to be certified by the relevant Hedge Counterparty and as calculated in accordance with the relevant Hedging Agreement); and

(ii)	if that Hedge Counterparty has not terminated or closed out any hedging transaction under any Hedging Agreement on or prior to the Enforcement Date the amount, if any, which would be payable to it under that Hedging Agreement in respect of that hedging transaction if the Enforcement Date was deemed to be an Early Termination Date (as defined in the relevant ISDA Master Agreement) for which the relevant Debtor is the Defaulting Party (as defined in the relevant ISDA Master Agreement), that amount, in each case, to be certified by the relevant Hedge Counterparty and as calculated in accordance with the relevant Hedging Agreement, where Utilisation has the meaning given to the term “Utilisation” in the applicable Credit Facility Agreement or, as the case may be, Pari Passu Debt Document.

15.11	Implementation of equalisation

The provisions of this Clause 15 shall be applied at such time or times after the Enforcement Date as the Security Agent shall consider appropriate. Without prejudice to the generality of the preceding sentence, if the provisions of this Clause 15 have been applied before all the Liabilities have matured and/or been finally quantified, the Security Agent may elect to re-apply those provisions on the basis of revised Exposures and the Senior Secured Creditors shall make appropriate adjustment payments amongst themselves.

15.12	Equalisation

If, for any reason, any Senior Secured Creditor Liabilities remain unpaid after the Enforcement Date and the resulting losses are not borne by the Senior Secured Creditors in the proportions which their respective Exposures at the Enforcement Date bore to the aggregate Exposures of all the Senior Secured Creditors at the Enforcement Date, the Senior Secured Creditors (subject to, in the case of the Senior Secured Notes Trustee, paragraphs (a) and (b) of Clause 27.1 (Liability)) will make such payments amongst themselves as the Security Agent shall require to put the Senior Secured Creditors in such a position that (after taking into account such payments) those losses are borne in those proportions.

15.13	Turnover of enforcement proceeds

If:

(a)	the Security Agent or the relevant Agent is not entitled, for reasons of applicable law, to pay amounts received pursuant to the making of a demand under any guarantee, indemnity or other assurance against loss or the enforcement of the Transaction Security to the Senior Secured Creditors but is entitled to distribute those amounts to Creditors (such Creditors, the “Receiving Creditors”) who, in accordance with the terms of this Agreement, are subordinated in right and priority of payment to the Senior Secured Creditors; and

(b)	the Senior Secured Discharge Date has not yet occurred (nor would occur after taking into account such payments), then the Receiving Creditors shall make such payments to the Senior Secured Creditors as the Security Agent shall require to place the Senior Secured Creditors in the position they would have been in had such amounts been available for application against the Senior Secured Creditor Liabilities.

15.14	Notification of Exposure

Before each occasion on which it intends to implement the provisions of this Clause 15, the Security Agent shall send notice to each Hedge Counterparty and each Agent in respect of Senior Secured Creditor Liabilities requesting that it notify the Security Agent of, respectively, its Exposure and the Exposure of each Senior Secured Creditor (if any).

15.15	Default in payment

If a Creditor fails to make a payment due from it under this Clause 15, the Security Agent shall be entitled (but not obliged) to take action on behalf of the Senior Secured Creditor(s) to whom such payment was to be redistributed (subject to being indemnified to its satisfaction by such Senior Secured Creditor(s) in respect of costs) but shall have no liability or obligation towards such Senior Secured Creditor(s), any other Senior Secured Creditor or Creditor as regards such default in payment and any loss suffered as a result of such default shall lie where it falls.

16.	THE SECURITY AGENT

16.1	Appointment by Secured Parties

(a)	Each Secured Party irrevocably appoints the Security Agent in accordance with the following provisions of this Clause 16 to act as its agent, trustee or joint and several creditor (as the case may be) under this Agreement and with respect to the Security Documents and/or each other Senior Secured Finance Document and/or each other Second Lien Debt Document, in each case, and irrevocably authorises the Security Agent on its behalf to:

(i)	execute each Security Document expressed to be executed by the Security Agent on its behalf; and

(ii)	perform such duties and exercise such rights and powers under this Agreement and the Security Documents as are specifically delegated to the Security Agent by the terms thereof, together with such rights, powers and discretions as are reasonably incidental thereto.

(b)	Each Secured Party confirms that:

(i)	the Security Agent has authority to accept on its behalf the terms of any reliance letter or engagement letter relating to any reports or letters provided in connection with the Senior Secured Finance Documents, and/or the Second Lien Debt Documents and/or (as applicable) or the transactions contemplated by the Senior Secured Finance Documents or the Second Lien Debt Documents, to bind it in respect of those reports or letters and to sign that reliance letter or engagement letter on its behalf and to the extent that reliance letter or engagement letter has already been entered into ratifies those actions; and

(ii)	it accepts the terms and qualifications set out in that reliance letter or engagement letter.

(c)	The Security Agent shall have only those duties, obligations and responsibilities which are expressly specified in this Agreement and/or the Security Documents and/or each other Senior Secured Finance Document and/or each other Second Lien Debt Document, in each case, to which the Security Agent is a party (and no others shall be implied). The Security Agent’s duties under this Agreement and/or the Security Documents and/or each other Senior Secured Finance Document and/or each other Second Lien Debt Document, in each case, to which the Security Agent is a party, are solely of a mechanical and administrative nature.

(d)	Notwithstanding paragraphs (a) to (c) above, the Security Agent, acting at its discretion and to the extent reasonably possible, may invite the Secured Parties to enter into and/or to enforce the rights of each Finance Document (including any Spanish Security Document) jointly with the Agent. For the avoidance of doubt, the provision above does not grant any right to the Secured Parties to enter into and/or to enforce the rights under each Credit Facility Finance Document (including any Spanish Security Document) jointly with the Security Agent.

(e)	The Security Agent is released, to the extent legally possible, from any applicable restrictions on entering into any transaction as a representative of:

(i)	two or more principals contracting with each other; and

(ii)	one or more principals with whom it is contracting in its own name.

Any Secured Party which is barred by its constitutional documents or by-laws from granting such release shall notify the Security Agent accordingly.

(f)	The Security Agent shall be and is hereby authorised by each Secured Party to execute on behalf of itself and each Secured Party:

(i)	following the occurrence of the Final Discharge Date (but only including for this purpose the Pari Passu Debt Discharge Date and the Second Lien Debt Discharge Date to the extent that any Pari Passu Debt Liabilities and any Second Lien Debt Liabilities are in existence at that time), releases of all Transaction Security granted under the Security Documents; or

(ii)	to the extent permitted or required under the terms of any Debt Document (excluding any agreement evidencing the terms of the Intra-Group Liabilities or the Subordinated Liabilities) all necessary releases of Transaction Security under the Security Documents.

(g)	To the extent that the Security Agent is appointed under this Clause 16 by an Italian Secured Party, each Italian Secured Party hereby:

(i)	appoints, with the express consent pursuant to article 1395 of the Italian Civil Code, the Security Agent to be its mandatario con rappresentanza and common representative (rappresentante comune) for the purpose of executing, in the name and on behalf of the Italian Secured Parties, any Security Document which is expressed to be or construed to be governed by Italian law (the “Italian Law Security Documents”);

(ii)	grants the Security Agent the power to negotiate and approve the terms and conditions of such Italian Security Documents (including any amendment or extension thereof), execute any other agreement or instrument, give or receive any notice or declaration, identify and specify to third parties the names of the Italian Secured Parties at any given date, and take any other action in relation to the creation, perfection, maintenance, enforcement and release of the security created thereunder in the name and on behalf of the Italian Secured Parties;

(iii)	authorises the Security Agent to exercise such rights, powers and discretions as are specifically delegated to the Security Agent by the terms hereof in relation to the Italian Law Security Documents together with all rights, powers and discretions as are reasonably incidental thereto or necessary to give effect to the provisions contained herein;

(iv)	confirms that in the event that any security created under the Italian Security Documents remains registered in the name of an Italian Secured Party after it has ceased to be an Italian Secured Party, then the Security Agent shall remain empowered to execute a release of such security in its name and on its behalf; and

(v)	undertakes to ratify and approve any such action taken in the name and on behalf of the Italian Secured Parties by the Security Agent acting in its appointed capacity.

16.2	Trust

(a)	Unless expressly provided to the contrary, the Security Agent declares that it shall hold the Security Property on trust for the Secured Parties on the terms contained in this Agreement.

(b)	Subject to paragraph (c) below, paragraph (a) above shall not apply to any Security Property or Security Document which is expressed to be or is construed to be governed by German law, Austrian law, Swedish law or Dutch law or to any other law under which effective Security cannot be granted in favour of the Security Agent as trustee for the Secured Parties. In the case of any Security Property or Security Document which is expressed to be or is construed to be governed by German law, the Security Agent holds any such Security as security agent under German law (Sicherheitentreuhänder) for the benefit of the Secured Parties and will apply all payment and other benefits received by it under a Transaction Security in accordance with the terms contained in this Agreement. In the case of any Security Property or Security Document which is expressed to be or is construed to be governed by any other such law under which effective Security cannot be granted in favour of the Security Agent as trustee for the Secured Parties, the Security Agent holds any such Security as security in the name of and on behalf of and for the benefit of the Secured Parties and will apply all payment and other benefits received by it under a Transaction Security in accordance with the terms contained in this Agreement.

(c)	Paragraph (b) above shall not affect or limit paragraph (c) of Clause 16.3 (Parallel Debt (covenant to pay the Security Agent)).

(d)	Each of the parties to this Agreement agrees that the Security Agent shall have only those duties, obligations and responsibilities expressly specified in this Agreement or in the Security Documents to which the Security Agent is expressed to be a party (and no others shall be implied).

16.3	Parallel Debt (covenant to pay the Security Agent)

(a)	Each Debtor hereby irrevocably and unconditionally undertakes to owe and pay to the Security Agent amounts equal to any amounts owing from time to time by that Debtor to any Secured Party under any Senior Secured Finance Document and under any Second Lien Debt Document, as and when those amounts are due.

(b)	Each Debtor, the Security Agent and each Secured Party acknowledge that the obligations of each Debtor under paragraph (a) above are several and are separate and independent from, and shall not in any way limit or affect, the corresponding obligations of that Debtor to any Secured Party under any Senior Secured Finance Document and under any Second Lien Debt Document (its “Corresponding Debt”) nor shall the amounts for which each Debtor is liable under paragraph (a) above (for the purposes of this Clause 16, its “Parallel Debt”) be limited or affected in any way by its Corresponding Debt provided that:

(i)	the Parallel Debt of each Debtor shall be decreased to the extent that its Corresponding Debt has been irrevocably paid or (in the case of guarantee obligations) discharged;

(ii)	the Corresponding Debt of each Debtor shall be decreased to the extent that its Parallel Debt has been irrevocably paid or (in the case of guarantee obligations) discharged; and

(iii)	the amount of the Parallel Debt of a Debtor shall at all times be equal to the amount of its Corresponding Debt.

(c)	For the purpose of this Clause 16.3, the Security Agent acts in its own name and not as a trustee, and its claims in respect of the Parallel Debt shall not be held on trust. The Transaction Security and the Security Property granted under the Security Documents to the Security Agent to secure the Parallel Debt is granted to the Security Agent in its capacity as creditor of the Parallel Debt and shall not be held on trust.

(d)	All moneys received or recovered by the Security Agent pursuant to this Clause 16.3, and all amounts received or recovered by the Security Agent from or by the enforcement of any Transaction Security or Security Property granted to secure the Parallel Debt, shall be applied in accordance with Clause 15.1 (Order of application).

(e)	Without limiting or affecting the Security Agent’s rights against the Debtors (whether under this Clause 16.3 or under any other provision of any Senior Secured Finance Document), each Debtor acknowledges that:

(i)	nothing in this Clause 16.3 shall impose any obligation on the Security Agent to advance any sum to any Debtor or otherwise under any Senior Secured Finance Document or under any Second Lien Debt Document, except, if applicable, in its capacity as a Senior Secured Creditor or (if applicable) in its capacity as a Second Lien Debt Creditor; and

(ii)	for the purpose of any vote taken under any Senior Secured Finance Document or under any Second Lien Debt Document, the Security Agent shall not be regarded as having any participation or commitment other than, if applicable, those which it has in its capacity as a Senior Secured Creditor or in its capacity as a Second Lien Debt Creditor.

16.4	No independent power

Subject to Clause 15.3 (Treatment of Credit Facility Cash Cover and Credit Facility Lender Cash Collateral), the Secured Parties shall not have any independent power to enforce, or have recourse to, any of the Transaction Security or to exercise any rights or powers arising under the Transaction Security Documents except through the Security Agent.

16.5	Instructions to Security Agent and exercise of discretion

(a)	Subject to paragraphs (d) and (e) below and to Clause 13 (Enforcement of Transaction Security), the Security Agent shall act in accordance with any instructions given to it by an Instructing Group or, if so instructed by an Instructing Group, shall refrain from exercising any right, power, authority or discretion vested in it as Security Agent and shall be entitled to assume that (i) any instructions received by it from an Instructing Group, an Agent, the Creditors or a group of Creditors are duly given in accordance with the terms of the Debt Documents and (ii) unless it has received actual notice of revocation, that those instructions or directions have not been revoked.

(b)	The Security Agent shall be entitled (but is not required) to request instructions, or clarification of any direction, from an Instructing Group as to whether, and in what manner, it should exercise or refrain from exercising any rights, powers, authorities and discretions and the Security Agent may refrain from acting unless and until those instructions or clarification are received by it and shall incur no liability for such inaction.

(c)	Save as provided in Clause 13 (Enforcement of Transaction Security), any instructions given to the Security Agent by an Instructing Group shall override any conflicting instructions given by any other Parties.

(d)	Paragraph (a) above shall not apply:

(i)	where a contrary indication appears in this Agreement;

(ii)	where this Agreement requires the Security Agent to act in a specified manner or to take a specified action;

(iii)	in respect of any provision which protects the Security Agent’s own position in its personal capacity as opposed to its role of Security Agent for the Secured Parties including, without limitation, the provisions set out in Clauses 16.7 (Security Agent’s discretions) to 16.22 (Disapplication);

(iv)	in respect of the exercise of the Security Agent’s discretion to exercise a right, power or authority under any of:

(A)	Clause 7 (New Credit Facilities, Pari Passu Debt, Second Lien Debt Notes and Hedging Agreements);

(B)	Clause 14.1 (Non-Distressed Disposals);

(C)	Clause 15.1 (Order of application);

(D)	Clause 15.2 (Prospective liabilities);

(E)	Clause 15.3 (Treatment of Credit Facility Cash Cover and Credit Facility Lender Cash Collateral);

(F)	Clause 15.6 (Permitted deductions); and

(G)	paragraph (f) of Clause 18.16 (Resignation of a Debtor).

(e)	If giving effect to instructions given by an Instructing Group or by the Requisite Majority of Second Lien Debt Creditors would (in the Security Agent’s opinion acting in good faith) have an effect equivalent to an Intercreditor Amendment, the Security Agent shall not act in accordance with those instructions unless consent to it so acting is obtained from each Party (other than the Security Agent) whose consent would have been required in respect of that Intercreditor Amendment.

(f)	In exercising any discretion to exercise a right, power or authority under this Agreement where either:

(i)	it has not received any instructions from an Instructing Group as to the exercise of that discretion; or

(ii)	the exercise of that discretion is subject to paragraph (d)(iv) above,

the Security Agent shall do so having regard to the interests of all the Secured Parties.

16.6	Security Agent’s actions

Without prejudice to the provisions of Clauses 13 (Enforcement of Transaction Security) to 16.5 (Instructions to Security Agent and exercise of discretion), the Security Agent may (but shall not be obliged to), in the absence of any instructions to the contrary, take such action in the exercise of any of its powers and duties under the Debt Documents as it considers in its discretion to be appropriate.

16.7	Security Agent’s discretions

The Security Agent may:

(a)	assume (unless it has received actual notice to the contrary from a Hedge Counterparty or from one of the Agents) that (i) no Default has occurred and no Debtor is in breach of or default under its obligations under any of the Debt Documents and (ii) any right, power, authority or discretion vested by any Debt Document in any person has not been exercised;

(b)	if it receives any instructions or directions under Clause 13 (Enforcement of Transaction Security) to take any action in relation to the Transaction Security or it receives any other instructions from any Instructing Group (where they are so entitled to instruct), assume that all applicable conditions under the Debt Documents for taking that action have been satisfied;

(c)	engage, pay for and rely on the advice or services of any legal advisers, accountants, tax advisers, surveyors or other experts (whether obtained by the Security Agent or by any other Secured Party and whether or not any engagement in connection therewith is limited in liability by reference to a monetary cap or otherwise) whose advice or services may at any time seem necessary, expedient or desirable;

(d)	act under the Debt Documents through its personnel and agents;

(e)	rely upon any communication or document believed by it to be genuine and, as to any matters of fact which might reasonably be expected to be within the knowledge of a Secured Party, any Creditor, Subordinated Creditor or a Debtor, upon a certificate signed by or on behalf of that person; and

(f)	refrain from acting in accordance with the instructions of any Party (including bringing any legal action or proceeding arising out of or in connection with the Debt Documents) until it has received any indemnification and/or security that it may in its discretion require (whether by way of payment in advance or otherwise) for all costs, losses and liabilities which it may incur in so acting.

16.8	Security Agent’s obligations

The Security Agent shall promptly:

(a)	copy to (i) each Agent and (ii) each Hedge Counterparty the contents of any notice or document received by it from any Debtor under any Debt Document;

(b)	forward to a Party the original or a copy of any document which is delivered to the Security Agent for that Party by any other Party provided that, except where a Debt Document expressly provides otherwise, the Security Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party;

(c)	inform (i) each Agent and (ii) each Hedge Counterparty of the occurrence of any Event of Default by a Debtor in the due performance of or compliance with its obligations under any Debt Document of which the Security Agent has received notice from any other party to this Agreement; and

(d)	to the extent that a Party (other than the Security Agent) is required to calculate a Common Currency Amount, and upon a request by that Party, notify that Party of the relevant Security Agent’s Spot Rate of Exchange.

16.9	Excluded obligations

Notwithstanding anything to the contrary expressed or implied in the Debt Documents, the Security Agent shall not:

(a)	be bound to enquire as to (i) whether or not any Default has occurred or (ii) the performance, default or any breach by a Debtor of its obligations under any of the Debt Documents;

(b)	be bound to account to any other Party for any sum or the profit element of any sum received by it for its own account;

(c)	be bound to disclose to any other person (including, but not limited, to any Secured Party) (i) any confidential information or (ii) any other information if disclosure would, or might in its reasonable opinion, constitute a breach of any law or be a breach of fiduciary duty;

(d)	be bound to disclose to any other person (including, but not limited, to any Secured Party) (i) any confidential information or (ii) any other information if disclosure would, or might in its reasonable opinion, constitute a breach of any law or be a breach of fiduciary duty;

(e)	have or be deemed to have any relationship of trust or agency with, any Debtor or any Subordinated Creditor; or

(f)	be required to expend or risk its own funds or otherwise incur any financial liabilities in the performance of its duties or the exercise of any right, power, authority or discretion hereunder if it has grounds for believing the repayment of such funds or adequate indemnity against or security for such risk is not reasonably assured to it.

16.10	Exclusion of liability

None of the Security Agent, any Receiver nor any Delegate shall accept responsibility or be liable for:

(a)	the adequacy, accuracy or completeness of any information (whether oral or written) supplied by the Security Agent or any other person in or in connection with any Debt Document or the transactions contemplated in the Debt Documents, or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Debt Document;

(b)	the legality, validity, effectiveness, adequacy or enforceability of any Debt Document, the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Debt Document or the Security Property;

(c)	any losses to any person or any liability arising as a result of taking or refraining from taking any action in relation to any of the Debt Documents, the Security Property or otherwise, whether in accordance with an instruction from an Instructing Group, an Agent or any other Senior Creditor(s) or otherwise unless directly caused by its gross negligence or wilful misconduct;

(d)	the exercise of, or the failure to exercise, any judgment, discretion or power given to it by or in connection with any of the Debt Documents, the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, the Debt Documents or the Security Property; or

(e)	any shortfall which arises on the enforcement or realisation of the Security Property.

Notwithstanding any other provisions of this Agreement, the Security Documents, the Senior Secured Finance Documents and the Second Lien Debt Documents to which the Security Agent is a party or, in no event shall the Security Agent be liable for special, indirect, punitive or consequential loss or damages of any kind whatsoever (including, but not limited to, loss of business, goodwill, opportunity or profits), whether or not foreseeable, even if the Security Agent has been advised of the likelihood of such loss or damage and regardless of whether the claim for loss or damage is made in negligence, for breach of contract or otherwise.

16.11	No proceedings

No Party (other than the Security Agent, that Receiver or that Delegate) may take any proceedings against any officer, employee or agent of the Security Agent, a Receiver or a Delegate in respect of any claim it might have against the Security Agent, a Receiver or a Delegate or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Debt Document or any Security Property and any officer, employee or agent of the Security Agent, a Receiver or a Delegate may rely on this Clause 16.11 subject to Clause 1.4 (Third party rights) and the provisions of the Third Parties Rights Act.

16.12	Own responsibility

Without affecting the responsibility of any Debtor for information supplied by it or on its behalf in connection with any Debt Document, each Secured Party confirms to the Security Agent that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Debt Document, including, but not limited to:

(a)	the financial condition, status and nature of each member of the Group;

(b)	the legality, validity, effectiveness, adequacy and enforceability of any Debt Document, the Security Property and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Debt Document or the Security Property;

(c)	whether that Secured Party has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Debt

Document, the Security Property, the transactions contemplated by the Debt Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Debt Document or the Security Property;

(d)	the adequacy, accuracy and/or completeness of any information provided by the Security Agent or by any other person under or in connection with any Debt Document, the transactions contemplated by any Debt Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Debt Document; and

(e)	the right or title of any person in or to, or the value or sufficiency of any part of the Charged Property, the priority of any of the Transaction Security or the existence of any Security affecting the Charged Property, and each Secured Party warrants to the Security Agent that it has not relied on and will not at any time rely on the Security Agent in respect of any of these matters.

16.13	No responsibility to perfect Transaction Security

The Security Agent shall not be liable for any failure to:

(a)	require the deposit with it of any deed or document certifying, representing or constituting the title of any Debtor to any of the Charged Property;

(b)	obtain any licence, consent or other authority for the execution, delivery, legality, validity, enforceability or admissibility in evidence of any of the Debt Documents or the Transaction Security;

(c)	register, file or record or otherwise protect any of the Transaction Security (or the priority of any of the Transaction Security) under any applicable laws in any jurisdiction or to give notice to any person of the execution of any of the Debt Documents or of the Transaction Security;

(d)	take, or to require any of the Debtors to take, any steps to perfect its title to any of the Charged Property or to render the Transaction Security effective or to secure the creation of any ancillary Security under the laws of any jurisdiction; or

(e)	require any further assurances in relation to any of the Security Documents.

16.14	Insurance by Security Agent

(a)	The Security Agent shall not be under any obligation to insure any of the Charged Property, to require any other person to maintain any insurance or to verify any obligation to arrange or maintain insurance contained in the Debt Documents. The Security Agent shall not be responsible for any loss which may be suffered by any person as a result of the lack of or inadequacy of any such insurance.

(b)	Where the Security Agent is named on any insurance policy as an insured party and/or loss payee, the Security Agent shall not be responsible for any loss which may be suffered by reason of, directly or indirectly, its failure to notify the insurers of any material fact relating to the risk assumed by such insurers or any other information of any kind, unless (if the Security Agent is in possession of the requisite information) an Agent shall have requested it to do so in writing and the Security Agent shall have failed to do so within 14 days after receipt of that request.

16.15	Custodians and nominees

The Security Agent may appoint and pay any person to act as a custodian or nominee on any terms in relation to any assets of the trust as the Security Agent may determine, including for the purpose of depositing with a custodian this Agreement or any document relating to the trust created under this Agreement and the Security Agent shall not be responsible for any loss, liability, expense, demand, cost, claim or proceedings incurred by reason of the misconduct, omission or default on the part of any person appointed by it under this Agreement or be bound to supervise the proceedings or acts of any person.

16.16	Acceptance of title

The Security Agent shall be entitled to accept without enquiry, and shall not be obliged to investigate, any right and title that any of the Debtors may have to any of the Charged Property and shall not be liable for or bound to require any Debtor to remedy any defect in its right or title.

16.17	Refrain from illegality

Notwithstanding anything to the contrary expressed or implied in the Debt Documents, the Security Agent may refrain from doing anything which in its opinion will or may be contrary to any relevant law, directive or regulation of any jurisdiction and the Security Agent may do anything which is, in its opinion, necessary to comply with any such law, directive or regulation.

16.18	Business with the Debtors

The Security Agent may accept deposits from, lend money to, and generally engage in any kind of banking or other business with any of the Debtors.

16.19	Winding up of trust

If the Security Agent, with the approval of each Agent and each Hedge Counterparty, determines that (a) all of the Secured Obligations and all other obligations secured by the Security Documents have been fully and finally discharged and (b) none of the Secured Parties is under any commitment, obligation or liability (actual or contingent) to make advances or provide other financial accommodation to any Debtor pursuant to the Debt Documents:

(a)	the trusts set out in this Agreement shall be wound up and the Security Agent shall release, without recourse or warranty, all of the Transaction Security and the rights of the Security Agent under each of the Security Documents; and

(b)	any Retiring Security Agent shall release, without recourse or warranty, all of its rights under each of the Security Documents.

16.20	Powers supplemental

The rights, powers and discretions conferred upon the Security Agent by this Agreement shall be supplemental to the Trustee Act 1925 and the Trustee Act 2000 and in addition to any which may be vested in the Security Agent by general law or otherwise.

16.21	Trustee division separate

(a)	In acting as trustee or agent for the Secured Parties, the Security Agent shall be regarded as acting through its trustee division which shall be treated as a separate entity from any of its other divisions or departments.

(b)	If information is received by another division or department of the Security Agent, it may be treated as confidential to that division or department and the Security Agent shall not be deemed to have notice of it.

16.22	Disapplication

Section 1 of the Trustee Act 2000 (the “Act”) shall not apply to the duties of the Security Agent in relation to the trusts constituted by this Agreement. Where there are any inconsistencies between the Trustee Act 1925 or the Trustee Act 2000 and the provisions of this Agreement, the provisions of this Agreement shall, to the extent allowed by law, prevail and, in the case of any inconsistency with the Trustee Act 2000, the provisions of this Agreement shall constitute a restriction or exclusion for the purposes of that Act.

16.23	Intra-Group Lenders, Subordinated Creditors and Debtors: power of attorney

Each Intra-Group Lender, Subordinated Creditor and Debtor by way of security for its obligations under this Agreement irrevocably appoints the Security Agent to be its attorney to do (until the Final Discharge Date) anything which that Intra-Group Lender, Subordinated Creditor or Debtor has authorised the Security Agent or any other Party to do under this Agreement or is itself required to do under this Agreement but has failed to do (and the Security Agent may delegate that power on such terms as it sees fit) and each of them hereby ratifies anything done or purported to be done by the Security Agent pursuant to this Clause 16.23. For the purposes of acting as their agent in accordance with this Clause, each of the Intra-Group Lenders, Subordinated Creditors and Debtors exempts the Security Agent from any restrictions imposed by Section 181 of the German Civil Code (and any equivalent restriction under any other applicable law) in this respect.

16.24	Appointment of the Security Agent as agent and administrator in relation to Spanish Security Documents

(a)	In relation to the Spanish Security Documents, the Security Agent shall:

(i)	accept, hold, administer and (subject to the same having become enforceable and to the terms of this Agreement) enforce and release any such Spanish Security Document granted transferred or assigned or otherwise granted under a non-accessory security right to the Secured Parties or to the Security Agent in its own name as security agent for the benefit of the Secured Parties or on behalf of the Secured Parties; and

(ii)	administer, enforce and (subject to the same having become enforceable and to the terms of this Agreement) release in the name of and on behalf of the Secured Parties any Spanish Security Document which is pledged or otherwise transferred to any Secured Party under an accessory security right in the name and on behalf of the Secured Parties.

(b)	Each Secured Party (other than the Security Agent) hereby authorises the Security Agent to accept as its representative any mortgage, pledge or other creation of any accessory security right made to such Secured Party in relation to the Debt Documents and to act and execute on its behalf as its representative, subject to the terms of the Debt Documents, amendments or releases of, accessions and alterations to, and to carry out similar dealings with regard to any Spanish Security Document which creates a mortgage, pledge or any other accessory security right.

(c)	Each relevant Debtor and each relevant Secured Party agrees that the Spanish Security Documents entered into between them in addition to this Agreement shall be subject to the relevant terms of this Agreement.

(d)	The Security Agent shall and is hereby authorised by each of the Secured Parties (and to the extent it may have any interest therein, every other party hereto) to execute on behalf of itself and each other Party where relevant without the need for any further referral to, or authority from, any other person all necessary releases or confirmations of any security created under the Spanish Security Documents in relation to the disposal of any asset which is permitted under the Spanish Security Documents or consented or agreed upon in accordance with the Debt Documents.

(e)	Each Secured Party hereby irrevocably authorises the Security Agent to act on its behalf and if required under applicable law, or if otherwise appropriate, in its name and on its behalf in connection with the acceptance, preparation, execution, enforcement and delivery of the Spanish Security Documents and the perfection and monitoring of the Spanish Security Documents, including but not limited to, any share pledge, mortgage, assignment or transfer of title for security purposes. The Security Agent is authorised to make all statements necessary or appropriate in connection with the foregoing sentence and collect all amounts payable to any Secured Party in respect of any Security Document in one or more accounts opened by the Security Agent for such purpose, and the Security Agent shall thereafter distribute any such amounts due to the Secured Parties in accordance with the provisions of this Agreement.

(f)	It is hereby agreed that, in relation to any jurisdiction the courts of which would not recognise or give effect to the trust expressed to be created by this Clause, the relationship of the Secured Parties to the Security Agent in relation to any Spanish Security Document shall be construed as one of principal and agent but, to the extent permissible under the laws of such jurisdiction, all the other provisions of this Clause shall have full force and effect between the Parties.

17.	CHANGE OF SECURITY AGENT AND DELEGATION

17.1	Resignation of the Security Agent

(a)	The Security Agent may with the consent of Listco (not to be unreasonably withheld or delayed) resign and appoint one of its affiliates as successor by giving notice to Listco and the Senior Secured Creditors and, to the extent any Transaction Security secures any Second Lien Debt Liabilities, each Second Lien Debt Representative.

(b)

Alternatively, the Security Agent may, after consultation with Listco for not less than 30 days, or such shorter period as Listco and the Security Agent may agree or as may be required in order to allow the Security Agent to comply with applicable law and/or regulation, resign by giving notice to the other Parties, or be removed in accordance with paragraph (g) below without appointing a successor, in which case (prior to the Credit Facility Discharge Date), each relevant

Credit Facility Agent (in consultation with Listco) or (after the Credit Facility Discharge Date and prior to the Senior Secured Discharge Date) each Senior Secured Notes Trustee and, if applicable, each Pari Passu Debt Representative (in each case after consultation with Listco) or (after the Senior Secured Discharge Date) and each Second Lien Debt Representative (in consultation with Listco) may appoint a successor Security Agent on behalf of the Secured Parties.

(c)	If a Credit Facility Agent or (after the Credit Facility Discharge Date and prior to the Senior Secured Discharge Date) each Senior Secured Notes Trustee and, if applicable, each Pari Passu Debt Representative or (after the Senior Secured Discharge Date and the Pari Passu Debt Discharge Date) each Second Lien Debt Representative have not appointed a successor Security Agent in accordance with paragraph (b) above within 30 days after the notice of resignation was given, the Security Agent (after consultation with Listco and the Agents) may appoint a successor Security Agent.

(d)	The retiring Security Agent (the “Retiring Security Agent”) shall, at its own cost (or at the cost of the Debtors if it is removed pursuant to paragraph (g) below), make available to the successor Security Agent such documents and records and provide such assistance as the retiring Security Agent and the successor Security Agent both agree is necessary for the purposes of performing its functions as Security Agent under the Debt Documents.

(e)	The Security Agent’s resignation notice shall only take effect upon (i) the appointment of a successor and (ii) the transfer of all of the Security Property to that successor.

(f)	Upon the appointment of a successor, the Retiring Security Agent shall be discharged from any further obligation in respect of the Debt Documents (other than its obligations under paragraph (b) of Clause 16.19 (Winding up of trust) and under paragraph (d) above) but shall, in respect of any act or omission by it whilst it was the Security Agent, remain entitled to the benefit of Clauses 16 (The Security Agent), 22.1 (Debtors’ indemnity) and 22.3 (Senior Creditors’ indemnity). Its successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if that successor had been an original Party.

(g)	After consultation with Listco, each relevant Credit Facility Agent or (after the Credit Facility Discharge Date and prior to the Final Discharge Date) each Senior Secured Notes Trustee and, if applicable, each Pari Passu Debt Representative or (after the Senior Secured Discharge Date and the Pari Passu Debt Discharge Date) each Second Lien Debt Representative (to the extent there are any Second Lien Debt Liabilities at that time) may, by notice to the Security Agent, require it to resign in accordance with paragraph (b) above. In this event, the Security Agent shall resign in accordance with paragraph (b) above.

17.2	Delegation

(a)	Each of the Security Agent, any Receiver and any Delegate may, at any time, delegate by power of attorney or otherwise to any person for any period, all or any of the rights, powers and discretions vested in it by any of the Debt Documents.

(b)	That delegation may be made upon any terms and conditions (including the power to sub-delegate) and subject to any restrictions that the Security Agent, that Receiver or that

Delegate (as the case may be) may, in its discretion, think fit in the interests of the Secured Parties and it shall not be bound to supervise, or be in any way responsible for any loss incurred by reason of any misconduct or default on the part of any such delegate or sub-delegate.

17.3	Additional Security Agents

(a)	The Security Agent may at any time appoint (and subsequently remove) any person to act as a separate trustee or agent, or as a co-trustee or co-agent, as the case may be, jointly with it (i) if it considers that appointment to be in the interests of the Secured Parties or (ii) for the purposes of conforming to any legal requirements, restrictions or conditions which the Security Agent deems to be relevant or (iii) for obtaining or enforcing any judgment in any jurisdiction, and the Security Agent shall give prior notice to Listco and each Agent of that appointment.

(b)	Any person so appointed shall have the rights, powers and discretions (not exceeding those conferred on the Security Agent by this Agreement) and the duties and obligations that are conferred or imposed by the instrument of appointment.

(c)	The remuneration that the Security Agent may pay to that person, and any costs and expenses (together with any applicable VAT) incurred by that person in performing its functions pursuant to that appointment shall, for the purposes of this Agreement, be treated as fees, costs and expenses incurred by the Security Agent.

(d)	If any Transaction Security is held by a person other than the Security Agent, then the applicable Senior Secured Creditors or, as the case may be, the Second Lien Debt Creditors may only enforce that Transaction Security in accordance with instructions given by an Instructing Group in accordance with Clause 13 (Enforcement of Transaction Security) (and for this purpose references to the Security Agent shall be construed as references to such person).

18.	CHANGES TO THE PARTIES

18.1	Assignments and transfers

No Party may assign any of its rights and benefits or transfer any of its rights, benefits and obligations in respect of any Debt Documents or the Liabilities except as permitted by this Clause 18.

18.2	Change or resignation of Subordinated Creditor

(a)	Subject to Clause 9.4 (No acquisition of Subordinated Liabilities), a Subordinated Creditor may assign any of its rights and benefits or transfer any of its rights, benefits and obligations in respect of the Subordinated Liabilities owed to it provided that:

(a)	the prior consent of an Instructing Group is obtained; or

(b)	any assignee or transferee has (if not already party to this Agreement as a Subordinated Creditor) acceded to this Agreement, as a Subordinated Creditor, pursuant to Clause 18.13 (Creditor/Agent Accession Undertaking).

(b)

In the event that a person party to this Agreement as a Subordinated Creditor is no longer a creditor in respect of any Subordinated Liabilities, that person may resign (and will resign if required by Listco) as a Subordinated Creditor by giving notice to the Security Agent and Listco. From the date of receipt by the Security Agent and Listco of any such notice of resignation, that person shall cease to be party to this Agreement as a Subordinated Creditor and shall have no further rights or obligations under this Agreement as a Subordinated Creditor. For the avoidance of doubt, this paragraph (b) and any resignation pursuant to it shall be without prejudice to (and any requirement to re-accede to this Agreement as a Subordinated Creditor pursuant to or as a consequence of the restriction contained in) any Debt Document.

18.3	New Subordinated Creditor

A person shall become a Subordinated Creditor if it accedes to this Agreement as a Subordinated Creditor pursuant to Clause 18.13 (Creditor/Agent Accession Undertaking).

18.4	Change of or new Credit Facility Lender

A Credit Facility Lender may assign any of its rights and benefits or transfer by novation any of its rights, benefits and obligations in respect of any Credit Facility Finance Documents or the Liabilities if:

(a)	that assignment or transfer is in accordance with the terms of the relevant Credit Facility Agreement to which it is a party; and

(b)	any assignee or transferee has (if not already party to this Agreement as a Credit Facility Lender) acceded to this Agreement, as a Credit Facility Lender, pursuant to Clause 18.13 (Creditor/Agent Accession Undertaking).

18.5	New Credit Facility Lenders and Creditor Representatives

(a)	In order for any loan or credit facility (other than the Senior Secured Facilities) to be a “New Credit Facility” for the purposes of this Agreement:

(i)	each lender or, as the case may be, other creditor in respect of that loan or credit facility shall accede to this Agreement as a Credit Facility Lender; and

(ii)	the facility agent in respect of that loan or credit facility shall accede to this Agreement as the Creditor Representative in relation to that loan or credit facility, in accordance with Clause 18.9 (Change of or new Agent, Arranger or Creditor Representative).

(b)	A person shall become a Credit Facility Lender if it accedes to this Agreement as a Credit Facility Lender pursuant to Clause 18.13 (Creditor/Agent Accession Undertaking).

18.6	Senior Secured Notes Liabilities and/or Pari Passu Debt Liabilities

(a)	In order for indebtedness in respect of any issuance of debt securities (or other debt capital markets issuance) to constitute “Senior Secured Notes Liabilities” or “Pari Passu Debt Liabilities” for the purposes of this Agreement, (i) the trustee in respect of those debt securities shall accede to this Agreement as the Creditor Representative in relation to those Senior Secured Notes or that Pari Passu Debt pursuant to Clause 18.9 (Change of or new Agent, Arranger or Creditor Representative) and (ii) the instrument constituting or evidencing such Senior Secured Notes or Pari Passu Debt must state that the document and the Senior Secured Notes or Pari Passu Debt constituted or evidenced thereby is subject to the terms of this Agreement.

(b)	In order for indebtedness under any other loan or credit facility (but not, for the avoidance of doubt, any issuance of debt securities (or debt capital markets issuance)) to constitute “Pari Passu Debt” for the purposes of this Agreement:

(i)	each lender or, as the case may be, creditor in respect of that loan or credit facility shall accede to this Agreement as a Pari Passu Debt Creditor; and

(ii)	each arranger in respect of that loan or credit facility shall accede to this Agreement as an Arranger; and

(iii)	the facility agent in respect of that loan or credit facility shall accede to this Agreement as the Creditor Representative in relation to that loan or credit facility, in accordance with Clause 18.9 (Change of or new Agent, Arranger or Creditor Representative).

(c)	A lender or, as the case may be, creditor in respect of any Pari Passu Debt referred to in paragraph (b) above, may assign any of its rights and benefits or transfer by novation any of its rights, benefits and obligations in respect of any Pari Passu Debt Documents or the Liabilities if:

(i)	that assignment or transfer is in accordance with the terms of the relevant Pari Passu Debt Agreement to which it is party; and

(ii)	any assignee or transferee has (if not already Party as a Pari Passu Debt Creditor), acceded to this Agreement as a Pari Passu Debt Creditor pursuant to Clause 18.13 (Creditor/Agent Accession Undertaking).

(d)	A person shall become a Pari Passu Debt Creditor if it accedes to this Agreement as a Pari Passu Debt Creditor pursuant to Clause 18.13 (Creditor/Agent Accession Undertaking).

(e)	For the avoidance of doubt, any Senior Secured Noteholder (and any holder of Pari Passu Debt constituted by way of any Pari Passu Debt Note) may assign, transfer or novate any of its rights and obligations to any person without the need for such person to execute and deliver a duly completed Creditor/Agent Accession Undertaking.

18.7	Second Lien Debt Liabilities

(a)	In order for indebtedness in respect of any issuance of debt securities (or other debt capital markets issuance) to constitute “Second Lien Debt Liabilities” for the purposes of this Agreement, (i) the trustee in respect of the applicable Second Lien Debt Notes shall accede to this Agreement as the Creditor Representative in relation to those Second Lien Debt Notes pursuant to Clause 18.9 (Change of or new Agent, Arranger or Creditor Representative) and (ii) the instrument constituting or evidencing any Second Lien Debt Liabilities must state that the Second Lien Debt Notes Guarantees and/or Second Lien Debt constituted or evidenced hereby is subject to the terms of this Agreement.

(b)	In order for indebtedness under any other loan or credit facility (but not, for the avoidance of any doubt, any issuance of debt securities (or other debt capital markets issuance)) to constitute “Second Lien Debt Liabilities” in respect of a Second Lien Debt Loan for the purposes of this Agreement:

(i)	each lender or, as the case may be, creditor in respect of that loan or credit facility shall accede to this Agreement as a Second Lien Debt Creditor; and

(ii)	the facility agent in respect of that loan or credit facility shall accede to this Agreement as the Creditor Representative in relation to that loan or credit facility, in accordance with Clause 18.9 (Change of or new Agent, Arranger or Creditor Representative).

(c)	A lender or, as the case may be, creditor in respect of any Second Lien Debt Liabilities referred to in paragraph (b) above, may assign any of its rights and benefits or transfer by novation any of its rights, benefits and obligations in respect of any Second Lien Debt Documents or the Liabilities if:

(i)	that assignment or transfer is in accordance with the terms of the relevant Second Lien Debt Agreement to which it is party; and

(ii)	any assignee or transferee has (if not already Party as a Second Lien Debt Creditor) acceded to this Agreement as a Second Lien Debt Creditor pursuant to Clause 18.13 (Creditor/Agent Accession Undertaking).

(d)	A person shall become a Second Lien Debt Creditor if it accedes to this Agreement as a Second Lien Debt Creditor pursuant to Clause 18.13 (Creditor/Agent Accession Undertaking).

(e)	For the avoidance of doubt, any Second Lien Debt Creditor may assign, transfer or novate any of its rights and obligations in respect of any Second Lien Debt Notes to any person without the need for such person to execute and deliver a duly completed Creditor/Agent Accession Undertaking.

18.8	Change or resignation of or new Hedge Counterparty

(a)	A Hedge Counterparty may (in accordance with the terms of the relevant Hedging Agreement and subject to any consent required under that Hedging Agreement) transfer any of its rights and benefits or obligations in respect of the Hedging Agreements to which it is a party if any transferee has (if not already party to this Agreement as a Hedge Counterparty and a Credit Facility Agreement as a Hedge Counterparty) acceded to this Agreement as a Hedge Counterparty pursuant to Clause 18.13 (Creditor/Agent Accession Undertaking), provided that such entity is permitted to provide (or is not prohibited from providing) such hedging arrangements pursuant to the Senior Secured Finance Documents.

(b)	A person shall become a Hedge Counterparty if it accedes to this Agreement as a Hedge Counterparty pursuant to Clause 18.13 (Creditor/Agent Accession Undertaking).

(c)	In the event that a person party to this Agreement as a Hedge Counterparty is no longer providing any hedging to any of the Debtors under a Hedging Agreement, that person may resign (and will resign if required by Listco) as a Hedge Counterparty by giving notice to the Security Agent and Listco. From the date of receipt by the Security Agent and Listco of any such notice of resignation, that person shall cease to be party to this Agreement as a Hedge Counterparty and shall have no further rights or obligations under this Agreement as a Hedge Counterparty.

18.9	Change of or new Agent, Arranger or Creditor Representative

No person shall become an Agent, an Arranger or a Creditor Representative unless (if not already a Party) at the same time, it accedes to this Agreement as an Agent, an Arranger or a Creditor Representative, as the case may be, pursuant to Clause 18.13 (Creditor/Agent Accession Undertaking).

18.10	Change of Intra-Group Lender

Subject to Clause 8.4 (Acquisition of Intra-Group Liabilities) and to the terms of the other Debt Documents, any Intra-Group Lender may assign any of its rights and benefits or transfer any of its rights, benefits and obligations in respect of the Intra-Group Liabilities to another member of the Group if that member of the Group has (if not already party to this Agreement as an Intra-Group Lender) acceded to this Agreement as an Intra-Group Lender, either prior to or substantially contemporaneously upon the occurrence of that assignment or transfer (and subject to Clause 18.11 (New Intra-Group Lender)) pursuant to Clause 18.13 (Creditor/Agent Accession Undertaking).

18.11	New Intra-Group Lender

If any Intra-Group Lender or any member of the Group makes any loan to or grants any credit to or makes any other financial arrangement having similar effect with any Debtor (or is the transferee or assignee thereof in the capacity as lender or creditor thereof) or any other member of the Group, in each case, in an aggregate amount of €5,000,000 (or its equivalent) or more which is (or will be) outstanding for more than 10 Business Days and:

(a)	excluding any trade credit in the ordinary course of trading; and

(b)	excluding any Liabilities in connection with any cash pooling, provided that no Event of Default is continuing under any Debt Document and such Liabilities are not outstanding for a period of more than 90 days,

Listco will procure that the person giving that loan, granting that credit or making that other financial arrangement (if not already party to this Agreement as an Intra-Group Lender) accedes to this Agreement, as an Intra-Group Lender pursuant to Clause 18.13 (Creditor/Agent Accession Undertaking).

18.12	New Ancillary Lender

If any Affiliate of a Credit Facility Lender becomes an Ancillary Lender in accordance with clause 9.7 (Affiliates of Lenders as Ancillary Lenders) of the Senior Secured Facilities Agreement (or the equivalent provision of any other Credit Facility Agreement), it shall not be entitled to share in any of the Transaction Security or in the benefit of any guarantee or indemnity in respect of any of the liabilities arising in relation to its Ancillary Facilities unless it has (if not already party to this Agreement as a Credit Facility Lender) acceded to this Agreement as a Credit Facility Lender and to the relevant Credit Facility as an Ancillary Lender pursuant to Clause 18.13 (Creditor/Agent Accession Undertaking).

18.13	Creditor/Agent Accession Undertaking

With effect from the date of acceptance by the Security Agent and, in the case of an Affiliate of a Credit Facility Lender, the relevant Credit Facility Agent, of a Creditor/Agent Accession Undertaking duly executed and delivered to the Security Agent by the relevant acceding party or, if later, the date specified in that Creditor/Agent Accession Undertaking:

(a)	any Party ceasing entirely to be a Creditor, Subordinated Creditor or Agent shall be discharged from further obligations towards the Security Agent and other Parties under this Agreement and their respective rights against one another shall be cancelled (except in each case for those rights which arose prior to that date);

(b)	as from that date, the replacement or new Creditor, Subordinated Creditor or Agent shall assume the same obligations and become entitled to the same rights, as if it had been an original Party to this Agreement in that capacity; and

(c)	any new Ancillary Lender (which is an Affiliate of a Credit Facility Lender) shall also become party to the applicable Credit Facility Agreement as an Ancillary Lender and shall assume the same obligations and become entitled to the same rights as if it had been an original party to such Credit Facility Agreement as an Ancillary Lender.

18.14	New Debtor

(a)	If any member of the Group:

(i)	incurs any Liabilities (excluding any Intra-Group Liabilities); or

(ii)	gives any security, guarantee, indemnity or other assurance against loss in respect of any of the Liabilities (excluding any Intra-Group Liabilities),

the Debtors will procure that the person incurring those Liabilities or giving that assurance accedes to this Agreement as a Debtor, in accordance with paragraph (b) below, no later than contemporaneously with the incurrence of those Liabilities or the giving of that guarantee, indemnity or that other assurance or, the giving of that security.

(b)	With effect from the date of acceptance by the Security Agent of a Debtor Accession Deed duly executed and delivered to the Security Agent by the new Debtor or, if later, the date specified in the Debtor Accession Deed, the new Debtor shall assume the same obligations and become entitled to the same rights as if it had been an original Party to this Agreement as a Debtor.

(c)	At any time whilst (but only for so long as) any provider of any Transaction Security on a “third party” or other “non-recourse” basis (which may include, without limitation, any Non Debtor Security Provider) (a “Third Party Security Provider”) is a Party as a Debtor but is not party to the Senior Secured Finance Documents and the Second Lien Debt Documents as an “obligor”, notwithstanding any term of this Agreement to the contrary, Clause 28 (Guarantee and indemnity) shall not apply to such Third Party Security Provider without the prior consent of Listco, each Third Party Security Provider and each Hedge Counterparty.

(d)	Notwithstanding anything to the contrary, a member of the Group shall only be required to accede to this Agreement to the extent that the relevant member of the Group becoming a Debtor would not breach any applicable law or present a material risk of liability for any member of the Group and/or its officers or directors, or give rise to a material risk of breach of fiduciary or statutory duties.

18.15	Additional parties

(a)	Each of the Parties appoints the Security Agent to receive on its behalf each Debtor Accession Deed and Creditor/Agent Accession Undertaking delivered to the Security Agent and the Security Agent shall, as soon as reasonably practicable after receipt by it, sign and accept the same if it appears on its face to have been completed, executed and, where applicable, delivered in the form contemplated by this Agreement or, where applicable, by the Senior Secured Finance Documents.

(b)	In the case of a Creditor/Agent Accession Undertaking delivered to the Security Agent by any new Ancillary Lender (which is an Affiliate of a Credit Facility Lender):

(i)	the Security Agent shall, as soon as practicable after signing and accepting that Creditor/Agent Accession Undertaking in accordance with paragraph (a) above, deliver that Creditor/Agent Accession Undertaking to the applicable Credit Facility Agent; and

(ii)	the relevant Credit Facility Agent shall, as soon as practicable after receipt by it, sign and accept that Creditor/Agent Accession Undertaking if it appears on its face to have been completed, executed and delivered in the form contemplated by this Agreement.

(c)	The Security Agent and/or the relevant Creditor Representative shall be obliged to sign and accept a Debtor Accession Deed or Creditor/Agent Accession Undertaking received by it promptly after receipt by it provided that it is satisfied that it has complied with all necessary “know your customer” or similar other checks under all applicable laws and regulations in relation to the accession by the prospective Party.

(d)	Each Party shall promptly upon the request of the Security Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Security Agent (for itself) from time to time in order for the Security Agent to carry out and be satisfied with the results of all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Debt Documents.

(e)	Listco shall provide the Security Agent with copies of each Debt Document as soon as reasonably practicable upon the request of the Security Agent if the Security Agent determines (acting reasonably and in good faith) that it requires such copy in order to exercise its rights and to discharge its obligations and duties under this Agreement.

18.16	Resignation of a Debtor

(a)	Listco may request that a Debtor (other than Listco) ceases to be a Debtor by delivering to the Security Agent a Debtor Resignation Request.

(b)	The Security Agent shall accept a Debtor Resignation Request and notify Listco and each other Party of its acceptance if:

(i)	Listco has confirmed to the Security Agent that the resignation of the Debtor as a borrower, issuer and/or guarantor (as the case may be) under any relevant Secured Debt Documents is not prohibited by the terms of the relevant Secured Debt Documents;

(ii)	to the extent that the Credit Facility Discharge Date has not occurred, the relevant Credit Facility Agent notifies the Security Agent that that Debtor is not, or has ceased to be, or substantially contemporaneously will cease to be, an Obligor (as defined in the relevant Credit Facility Agreement) or, in the case of any Third Party Security Provider referred to in paragraph (c) of Clause 18.14 (New Debtor), the Transaction Security granted by it has been, or substantially contemporaneously will be, released by the Security Agent (other than pursuant to paragraph (f) below);

(iii)	each Hedge Counterparty notifies the Security Agent that that Debtor is under no actual or outstanding obligations to that Hedge Counterparty in respect of the Hedging Liabilities (or it has consented to such resignation);

(iv)	to the extent that the Senior Secured Notes Discharge Date has not occurred, each Senior Secured Notes Trustee notifies the Security Agent that the Debtor is not, or has ceased to be, or substantially contemporaneously will cease to be, the Senior Secured Notes Issuer or a guarantor of the Senior Secured Notes Liabilities;

(v)	to the extent that the Pari Passu Debt Discharge Date has not occurred, each Pari Passu Debt Representative notifies the Security Agent that the Debtor is not, or has ceased to be, or substantially contemporaneously will cease to be, a borrower, issuer and/or guarantor of the Pari Passu Debt Liabilities;

(vi)	to the extent that the Second Lien Debt Discharge Date has not occurred, each Second Lien Debt Representative notifies the Security Agent that the Debtor is not, or has ceased to be, or substantially contemporaneously will cease to be, a Second Lien Debt Notes Guarantor; and

(vii)	Listco confirms that that Debtor is under no actual or contingent obligations in respect of the Intra-Group Liabilities or the Subordinated Liabilities.

(c)	No Agent may unreasonably withhold or delay any such notification. If an Agent does not provide a confirmation to the Security Agent of a kind contemplated in paragraph (b) above (or notify the Security Agent that the required confirmation cannot be given due to the fact that the relevant conditions set out in paragraph (a) above are not satisfied) within five Business Days of request by Listco, such notification shall be deemed given to the Security Agent.

(d)	Upon notification by the Security Agent to Listco of its acceptance of the resignation of a Debtor, that member of the Group shall cease to be a Debtor and shall be deemed to be released from all obligations and shall have no further rights or obligations under this Agreement as a Debtor (including, for the avoidance of doubt, in each case, any under Clause 28 (Guarantee and indemnity).

(e)	The Security Agent shall, promptly upon receipt of a Debtor Resignation Request, request the notifications required in paragraph (b) above and each Party required to give a notification under paragraph (b) above shall, promptly following receipt of the request (and provided the relevant conditions in paragraph (b) above have been met) give such notification.

(f)	Each Party acknowledges and agrees that upon a resignation of a Debtor pursuant to this Clause 18.16, the obligations of each other Debtor under the Secured Debt Documents and the Transaction Security will be preserved for the benefit of the Secured Parties.

(g)	Upon a resignation of a Debtor pursuant to this Clause 18.16, the Security Agent shall, on behalf of the Secured Parties and without the need for any further sanction, confirmation, authority or consent from the Secured Parties, any Creditor, Subordinated Creditor or Debtor and at the cost and request of Listco, release from the Transaction Security and the Transaction Security Documents (and issue certificates of non-crystallisation as required) any shares or other ownership interests in, any loans to, and any assets of, the Debtor which has so resigned including (for the avoidance of doubt) releasing any Transaction Security Document to which that Debtor is a party so far as it relates to that Debtor.

19.	COSTS AND EXPENSES

19.1	Transaction expenses

Listco shall, within three Business Days of demand, pay or cause to be paid to the Security Agent the amount of all fees, costs and expenses (including but not limited to legal fees, notarisation costs and disbursements) properly incurred by it (and by any Receiver or Delegate) in connection with the negotiation, preparation, printing, execution and perfection of:

(a)	this Agreement and any other documents referred to in this Agreement and the Transaction Security; and

(b)	any other Debt Documents executed after the 2017 Effective Date,

in each case subject to any limits that may be agreed from time to time in writing between the Security Agent and Listco.

19.2	Stamp taxes

Listco shall (or shall procure that a Debtor shall) pay and, within 10 Business Days of demand, indemnify the Security Agent and any Receiver or Delegate against any cost, loss or liability that the Security Agent or, as the case may be, any Delegate or Receiver reasonably incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Debt Document, other than any such Taxes which arise as a result of or in relation to an assignment or transfer of a party’s rights under the Debt Documents and provided that Listco and the Debtors shall not be liable for any Tax which becomes payable upon a voluntary registration made by any Secured Party if such registration is not necessary to maintain or enforce the rights of such Secured Party under the relevant Debt Document.

19.3	Austrian stamp taxes

(a)	Subject to paragraph (b) below, the Parties hereto agree that no Party shall:

(i)	bring, send to or otherwise produce in Austria an original copy, notarised copy, certified copy or a substitute documentation (Ersatzbeurkundung und/oder rechtsbezeugende Beurkundung) of any Debt Document or other document which refers to any Debt Document;

(ii)	bring, send to or otherwise produce in Austria a copy of any Debt Document or other document which refers to any Debt Document signed or endorsed by one or more Parties (the “Stamp Duty Sensitive Documents”);

(iii)	send Stamp Duty Sensitive Documents to an Austrian addressee by fax;

(iv)	send any e-mail communication to which an electronic scan copy (e.g., pdf or tif) of a stamp duty sensitive document is attached to an Austrian addressee; or

(v)	send any e-mail communication carrying an electronic or digital signature which refers to a stamp duty sensitive document to an Austrian addressee.

(b)	Paragraph (a) above will not apply in the event that:

(i)	any action referred to in paragraph (a) above does not create a liability on behalf of any Party to pay stamp duty or other Taxes in Austria;

(ii)	a Party wishes to enforce any of its rights under or in connection with such Debt Document in Austria and is only able to do so (including, without limitation, for reason of any objection or defence raised by a Debtor in any form of proceedings in Austria) by bringing, sending to or otherwise producing in Austria (x) an original copy, notarised copy or certified copy of the relevant Debt Document or other document which refers to any Debt Document; or (y) a copy of any Debt Document or other document which refers to any Debt Document signed or endorsed by one or more Party and it would not be sufficient for that Party to bring, send to or otherwise produce in Austria a simple copy (a copy which is not an original copy, notarised copy or certified copy) of the relevant Debt Document or other document which refers to any Debt Document for the purposes of such enforcement. In furtherance of the foregoing, a Party shall not object to the introduction into evidence of an uncertified copy of any Debt Document or other document which refers to any Debt Document or raise a defence to any action or to the exercise of any remedy on the basis of an original or certified copy of any Debt Document or other document which refers to any Debt Document not having been introduced into evidence, unless such uncertified copy actually introduced into evidence does not accurately reflect the content of the original document, and if such Party is a party to the proceedings before such Austrian court or authority, that Party shall confirm the accuracy (Echtheit) of an uncertified copy of any such Debt Document or other document which refers to any Debt Document, unless such uncertified copy actually introduced into evidence does not accurately reflect the content of the original document; or

(iii)	a Party is required by law, governmental body, court, authority or agency pursuant to any law or legal requirement, to bring an original or certified copy of any Debt Document or other document which refers to any Debt Document into Austria.

(c)	If and to the extent that a breach by any Party of any obligation under paragraph (a) above results in any cost, loss or liability being incurred by any of the other Parties in relation to any Austrian stamp duty payable in respect to any Debt Document, the Party responsible for such breach shall pay and indemnify such other Parties against any such cost, loss or liability which such other Parties incur as a consequence of such breach, provided that a Secured Party shall only be liable where such cost, loss or liability is incurred as a result of its gross negligence or wilful misconduct.

19.4	Transfer costs and expenses

Notwithstanding any other term of this Agreement, if a Secured Party assigns or transfers any of its rights, benefits or obligations under any Secured Debt Document no member of the Group shall (unless that Secured Debt Document provides to the contrary or Listco otherwise agrees) be required to pay any fees, costs, expenses or other amounts relating to or arising in connection with that assignment or transfer (including, without limitation, any Taxes and any amounts relating to the perfection or amendment of the Transaction Security).

19.5	Cost details

Notwithstanding any other term of this Agreement, no member of the Group shall be required to pay any costs or expenses unless:

(a)	it has first been provided with reasonable details of the circumstances giving rise to such costs and expenses and of the calculation of the relevant amount (including, where applicable, details of hours worked, rates and individuals involved); and

(b)	it has received evidence satisfactory to it (acting reasonably) that such costs and expenses have been properly incurred (including that all security costs relate only to Security Documents entered into, or related actions taken, in accordance with the Secured Debt Documents and approved in advance by Listco).

20.	ENFORCEMENT AND PRESERVATION COSTS

Listco shall, within 10 Business Days of demand, pay or cause to be paid to the Security Agent (and any Receiver or Delegate) the amount of all costs and expenses (including but not limited to legal fees, notarisation costs and disbursements):

(a)	incurred by it in connection with the enforcement of any rights; or

(b)	reasonably incurred by it in connection with the preservation of any rights,

under any Debt Document and/or the Transaction Security and any proceedings instituted by or against the Security Agent or, as the case may be, any Receiver or Delegate as a consequence of taking or holding the Transaction Security or enforcing these rights (excluding any costs and expenses arising as a result of the Security Agent’s gross negligence, wilful misconduct or wilful default).

21.	SPECIAL PROVISIONS REGARDING ENFORCEMENT UNDER THE LAWS OF SPAIN

21.1	Security Agent accounting

For the purposes of the Debt Documents the Security Agent, in its capacity as such, shall open and maintain in its book a special credit account for each creditor party under a Debt Document (a “Creditor Party”). In each of such accounts the Security Agent shall debit the amounts owed by a Debtor to a Creditor Party, including the interest, fees, expenses, default interest, additional costs and any other amounts that are payable by a Debtor pursuant to a Debt Document. Likewise, all amounts received by the Security Agent from a Debtor pursuant a Debt Document shall be credited in that account, so that the sum of the balance of the credit account represents the amount owed by a Debtor to a Creditor Party at any time.

21.2	Individual account of each Creditor Party

In addition to the special unified account referred to in Clause 21.1 above, each Creditor Party shall open and maintain in its books a special credit account from which the interest, fees, expenses, default interest, additional costs and any other amounts that a Debtor owes to such Creditor Party hereunder shall be debited and in which all amounts received by the Creditor Party from the Debtor under the relevant Debt Document shall be credited.

21.3	Determination of balance due in the event of enforcement before the Spanish courts

In the event of enforcement of a Debt Document before the Spanish courts, the Security Agent shall settle the credit accounts referred to above in Clauses 21.1 above (Security Agent accounting) and 21.2 (Individual account of each Creditor Party). It is expressly agreed for purposes of enforceability via judicial or out-of-court methods pursuant to Spanish Law, that the balance due from the accounts referred to in this Clauses 21.1 (Security Agent accounting) and

21.2 (Individual account of each Creditor Party) resulting from the certificate issued for such purpose by the Security Agent shall be deemed a liquid, due and payable amount enforceable against a Debtor, provided that it is evidenced in a notarial document that the settlement was made in the form agreed to by the parties in the enforceable instrument documenting this Agreement (título ejecutivo) and that the balance due matches with the balance that appears in the corresponding open account of the Creditor Party in connection to the relevant Debt Document.

The Security Agent shall previously notify the Debtor in an attestable manner at least three (3) days in advance of exercising any executive action of the amount due as a result of the settlement.

21.4	Enforcement before the Spanish courts

In the event that a Creditor Party decides, for the purposes of the enforcement of a Debt Document (that has been raised to the status of public document in Spain) before the Spanish courts, to commence the ordinary enforcement proceeding set forth in Articles 517, et seq., of the Spanish Civil Procedural Law, the Parties expressly agree for purposes of Article 571, et seq., of such Spanish Civil Procedural Law that the settlement to determine the summarily enforceable debt be made by the Security Agent. Therefore, the following will be sufficient for the commencement of the summary proceedings: (i) the notarial deed (escritura de elevación a público) evidencing this Agreement (or the relevant Debt Document that has been raised to the status of public document in Spain); (ii) a certificate, issued by the Security Agent, of the debt for which the Debtor is liable, as well as the extract of the debit and credit entries and the entries corresponding to the application of interest that determines the actual balance for which enforcement is requested and the document providing evidence (documento fehaciente) that the settlement of the debt has been carried out in the form agreed to in this Agreement; and (iii) a notarial document providing evidence of the prior notice to the Debtor of the amount due as a result of the settlement.

The Debtor shall bear all taxes, expenses and duties accruing or that are incurred on by reason of the notarial instruments referred to in the previous paragraph in accordance with clause 22.3 (Enforcement and preservation costs) of the Senior Secured Facilities Agreement.

21.5	Public deed

This Agreement shall be raised to public by means of a Spanish public document for the purposes contemplated in Article 517 et seq., of the Spanish Civil Procedural Law and other related provisions.”

22.	INDEMNITIES

22.1	Debtors’ indemnity

Subject to any limitations applicable to any guarantee and/or indemnity obligations of any Debtor under any Debt Document to which the Security Agent is a party each Debtor shall, within 10 Business Days of demand, indemnify the Security Agent and every Receiver and Delegate against any cost, loss or liability (together with any applicable VAT) reasonably incurred by any of them (but excluding any cost, loss or liability (and any applicable VAT) arising as a result of the Security Agent’s or such Receiver or Delegate’s gross negligence, wilful misconduct or wilful default):

(a)	in relation to or as a result of:

(i)	any failure by Listco to comply with obligations under Clause 19 (Costs and expenses);

(ii)	the taking, holding, protection or enforcement of the Transaction Security in accordance with the terms of each of the Secured Debt Documents;

(iii)	the exercise of any of the rights, powers, discretions and remedies vested in the Security Agent, each Receiver and each Delegate by the Debt Documents or by law; or

(iv)	any default by any Debtor in the performance of any of the obligations expressed to be assumed by it in the Debt Documents; or

(b)	which otherwise relates from the Security Agent holding Security over any of the Security Property or the performance by the Security Agent of the terms of this Agreement (otherwise than as a result of its gross negligence, wilful misconduct or wilful default).

22.2	Priority of indemnity

The Security Agent and every Receiver and Delegate may, in priority to any payment to the Secured Parties, indemnify itself (except in the case of its own gross negligence or wilful misconduct) out of the Charged Property in respect of, and pay and retain, all sums necessary to give effect to the indemnity in Clause 22.1 (Debtors’ indemnity) and shall have a lien on the Transaction Security and the proceeds of the enforcement of the Transaction Security for all moneys payable to it.

22.3	Senior Creditors’ indemnity

(a)	Each Senior Creditor (except for (i) any Senior Secured Notes Trustee or Senior Secured Noteholder, save to the extent of any amounts payable to such Senior Secured Noteholder (or to the relevant Senior Secured Notes Trustee on its behalf by the Security Agent) or (ii) any Second Lien Debt Creditor, save to the extent of any amounts payable to such Second Lien Debt Creditor (or to the relevant Second Lien Debt Representative on its behalf by the Security Agent) or (iii) any Credit Facility Agent) shall (in the proportion that the Liabilities due to it bears to the aggregate of the Liabilities due to all the Senior Creditors for the time being (or, if the Liabilities due to each of those Senior Creditors is zero, immediately prior to their being reduced to zero)), indemnify the Security Agent and every Receiver and every Delegate, within three Business Days of demand, against any cost, loss or liability incurred by any of them (otherwise than by reason of the relevant Security Agent’s, Receiver’s or Delegate’s gross negligence or wilful misconduct) in acting as Security Agent, Receiver or Delegate under the Debt Documents (unless the relevant Security Agent, Receiver or Delegate has been reimbursed by a Debtor pursuant to a Debt Document) and the Debtors shall jointly and severally indemnify each Senior Creditor against any payment made by it under this Clause 22.

(b)	For the purposes only of paragraph (a) above:

(i)	references to Senior Secured Notes Trustee shall be deemed to include any Pari Passu Debt Representative who is trustee for any Pari Passu Debt Note and references to Senior Secured Noteholder shall be deemed to include any Pari Passu Debt Creditor which is a holder of any Pari Passu Debt Note;

(ii)	to the extent that any hedging transaction under a Hedging Agreement has not been terminated or closed-out, the Hedging Liabilities due to any Hedge Counterparty in respect of that hedging transaction will be deemed to be:

(A)	if the relevant Hedging Agreement is based on an ISDA Master Agreement, the amount, if any, which would be payable to it under that Hedging Agreement in respect of those hedging transactions, if the date on which the calculation is made was deemed to be an Early Termination Date (as defined in the relevant ISDA Master Agreement) for which the relevant Debtor is the Defaulting Party (as defined in the relevant ISDA Master Agreement);

(B)	if the relevant Hedging Agreement is not based on an ISDA Master Agreement, the amount, if any, which would be payable to it under that Hedging Agreement in respect of that hedging transaction, if the date on which the calculation is made was deemed on the date on which an event similar in meaning and effect (under that Hedging Agreement) to an Early Termination Date (as defined in any ISDA Master Agreement) occurred under that Hedging Agreement for which the relevant Debtor is in a position similar in meaning and effect (under that Hedging Agreement) to that of a Defaulting Party (under and as defined in the same ISDA Master Agreement), or that amount, in each case, to be certified by the relevant Hedge Counterparty and as calculated in accordance with the relevant Hedging Agreement.

23.	INFORMATION

23.1	Information and dealing

(a)	The Creditors (if applicable through their respective Agents) and the Subordinated Creditor shall provide to the Security Agent from time to time any information that the Security Agent may reasonably specify as being necessary or desirable to enable the Security Agent to perform its functions as trustee.

(b)	Each Credit Facility Lender, each Senior Secured Noteholder, each Pari Passu Debt Creditor (excluding any Pari Passu Debt Representative, any Arranger (referred to in paragraph (b) of that definition) in respect of any Pari Passu Debt Loan and the Security Agent) and each Second Lien Debt Creditor (other than any Second Lien Debt Representative, any arranger in respect of such Second Lien Debt Loan or the Security Agent) shall deal with the Security Agent exclusively through its Agent and the Hedge Counterparties shall deal directly with the Security Agent and shall not deal through any Agent.

(c)	No Agent shall be under any obligation to act as agent or otherwise on behalf of any Hedge Counterparty except as expressly provided for in, and for the purposes of, this Agreement.

23.2	Disclosure

Subject to any confidentiality obligations set out in any of the Senior Secured Finance Documents or any Second Lien Debt Documents (and applicable to it) but notwithstanding any agreement to the contrary, each of the Debtors and the Subordinated Creditors explicitly consents and explicitly waives any applicable banking secrecy rules, until the Final Discharge Date, to the disclosure by any of the Senior Creditors, the Agents, the Security Agent, each Receiver and/or Delegate to each other (whether or not through any Agent or the Security Agent) of such information concerning the Debtors and the Subordinated Creditors as any Senior Creditor, any Agents, the Security Agent, any Receiver or any Delegate shall see fit (acting reasonably), provided such disclosure is made on a confidential “need to know” basis and (i) does not breach any applicable law or regulation and (ii) prior to the taking of any Enforcement Action, would not result in a Senior Secured Noteholder, any holder of any Pari Passu Debt Note or any Second Lien Debt Noteholder (or any other Creditor which has notified its applicable Agent and the Security Agent that it does not wish to receive material non-public information) receiving any material non-public information.

23.3	Notification of prescribed events

(a)	If an Event of Default under any Senior Secured Finance Document or under any Second Lien Debt Document either occurs or ceases to be continuing, the relevant Agent shall, upon becoming aware of that occurrence or cessation, notify the Security Agent and the Security Agent shall, upon receiving that notification, notify each other Agent and each Hedge Counterparty.

(b)	If an Acceleration Event occurs, the relevant Agent shall notify the Security Agent and the Security Agent shall, upon receiving that notification, notify each other Party.

(c)	If the Security Agent enforces, or takes formal steps to enforce, any of the Transaction Security, it shall notify each Party of that action.

(d)	If any Senior Creditor exercises any right it may have to enforce, or to take formal steps to enforce, any of the Transaction Security, it shall notify the Security Agent and the Security Agent shall, upon receiving that notification, notify each Party of that action.

(e)	If a Debtor defaults on any Payment due under a Hedging Agreement, the Hedge Counterparty which is party to that Hedging Agreement shall, upon becoming aware of that default, notify the Security Agent and the Security Agent shall, upon receiving that notification, notify each Agent and each other Hedge Counterparty.

(f)	If a Hedge Counterparty terminates or closes out, in whole or in part, any hedging transaction under any Hedging Agreement under Clause 4.8 (Permitted Enforcement: Hedge Counterparties), it shall notify the Security Agent and the Security Agent shall, upon receiving that notification, notify each Agent and each other Hedge Counterparty.

(g)	If the Security Agent receives a notice under paragraph (a) of Clause 5.4 (Option to purchase: Senior Non Credit Facility Creditors) or under paragraph (a) of Clause 6.14 (Option to purchase: Second Lien Debt) it shall upon receiving that notice, notify, and send a copy of that notice to, the applicable Agents and Hedge Counterparties.

(h)	Promptly upon the reasonable request of any Agent, the Facility Agent shall, prior to the Senior Secured Facilities Discharge Date, notify such Agent of the meaning of a term used in this Agreement which is expressed to be defined in the Senior Secured Facilities Agreement and each Party consents to the Agent making any such disclosure notwithstanding any term of Debt Document to the contrary.

24.	NOTICES

24.1	Communications in writing

Any communication to be made under or in connection with this Agreement shall be made in writing and, unless otherwise stated, may be made by fax or letter.

24.2	Security Agent’s communications with Senior Creditors

The Security Agent shall be entitled to carry out all dealings:

(a)	with the Credit Facility Lenders, the Senior Secured Noteholders, the Pari Passu Debt Creditors (excluding any Pari Passu Debt Representative, any Arranger (referred to in paragraph (b) of that definition) in respect of any Pari Passu Debt Loan and the Security Agent) and the Second Lien Debt Creditors (other than any Second Lien Debt Representative and any arranger in respect of such Second Lien Debt Loan or the Security Agent) through their respective Agents and may give to the Agents, as applicable, any notice or other communication required to be given by the Security Agent to a Credit Facility Lender, a Senior Secured Noteholder, a Pari Passu Debt Creditor (excluding any Pari Passu Debt Representative, any Arranger (referred to in paragraph (b) of that definition) in respect of any Pari Passu Debt Loan and the Security Agent) or a Second Lien Debt Creditor (other than any Second Lien Debt Representative, any arranger in respect of such Second Lien Debt Loan or the Security Agent);

(b)	with each Hedge Counterparty directly with that Hedge Counterparty; and

(c)	with each Arranger directly with that Arranger.

24.3	Addresses

The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with this Agreement is:

(a)	in the case of Listco and each Debtor that communicated to the Security Agent in writing prior to the 2017 Effective Date;

(b)	in the case of the Agent and the Security Agent:

Address: One Cabot Square, London, E14 4QJ

Email: London.loansagency@credit-suisse.com

Fax No: +44 20 7888 8398

Attention: Agency Desk;

(c)	in the case of each other Party, that notified in writing to the Security Agent on or prior to the date on which it becomes a Party,

or any substitute address, fax number or department or officer which that Party may notify to the Security Agent (or the Security Agent may notify to the other Parties, if a change is made by the Security Agent) by not less than five Business Days’ notice.

24.4	Delivery

(a)	Any communication or document made or delivered by one person to another under or in connection with this Agreement will only be effective:

(i)	if by way of fax, when received in legible form; or

(ii)	if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address,

and, if a particular department or officer is specified as part of its address details provided in accordance with Clause 24.3 (Addresses), if addressed to that department or officer.

(b)	Any communication or document to be made or delivered to the Security Agent will be effective only when actually received by the Security Agent and then only if it is expressly marked for the attention of the department or officer identified with the Security Agent’s signature below (or any substitute department or officer as the Security Agent shall specify for this purpose).

(c)	Any communication or document made or delivered to Listco in accordance with this Clause 24.4 will be deemed to have been made or delivered to each of the Debtors.

24.5	Notification of address and fax number

Promptly upon receipt of notification of an address and fax number or change of address or fax number pursuant to Clause 24.3 (Addresses) or changing its own address or fax number, the Security Agent shall notify the other Parties.

24.6	Electronic communication

(a)	Any communication to be made between the Security Agent and an Agent or a Senior Creditor, under or in connection with this Agreement may be made by electronic mail or other electronic means, if the Security Agent and the relevant Agent or Senior Creditor:

(i)	agree that, unless and until notified to the contrary, this is to be an accepted form of communication (with such agreement to be deemed given by each person which is a Party at the 2017 Effective Date);

(ii)	notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and

(iii)	notify each other of any change to their address or any other such information supplied by them.

(b)	Any electronic communication made between the Security Agent and an Agent or a Senior Creditor will be effective only when actually received in readable form and, in the case of any electronic communication made by an Agent or a Senior Creditor to the Security Agent, only if it is addressed in such a manner as the Security Agent may specify for this purpose.

(c)	If the relevant Parties agree to communicate by electronic mail or other electronic means, those Parties shall be deemed to accept that such methods of communication are not secure, and the Security Agent shall incur no liability for receiving instructions or directions via any such non-secure method.

24.7	Communications to be made outside Austria

Notwithstanding any other provision of the Debt Documents, any communication to be made under or in connection with the Debt Documents in relation to or addressed to an Austrian Debtor shall be made to the address and the attention of a non-Austrian group company or to any other person specified in advance by such Austrian Debtor in writing provided that the address in any case is an address located outside Austria. The foregoing sentence applies mutatis mutandis to any communication made by fax, electronic message or otherwise.

24.8	English language

(a)	Any notice given under or in connection with this Agreement must be in English.

(b)	All other documents provided under or in connection with this Agreement must be:

(i)	in English; or

(ii)	if not in English, and if so reasonably required by the Security Agent, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

25.	PRESERVATION

25.1	Partial invalidity

If, at any time, any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of that provision under the law of any other jurisdiction will in any way be affected or impaired.

25.2	No impairment

If, at any time after its date, any provision of a Debt Document (including this Agreement) is not binding on or enforceable in accordance with its terms against a person expressed to be a party to that Debt Document, neither the binding nature nor the enforceability of that provision or any other provision of that Debt Document will be impaired as against the other party(ies) to that Debt Document.

25.3	Remedies and waivers

No failure to exercise, nor any delay in exercising, on the part of any Party, any right or remedy under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

25.4	Waiver of defences

The provisions of this Agreement will not be affected by an act, omission, matter or thing which, but for this Clause 25.4, would reduce, release or prejudice the subordination and priorities expressed to be created by this Agreement, including (without limitation and whether or not known to any Party):

(a)	any time, waiver or consent granted to, or composition with, any Debtor or other person;

(b)	the release of any Debtor or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

(c)	the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Debtor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any Security;

(d)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of any Debtor or other person;

(e)	any amendment, novation, supplement, extension (whether of maturity or otherwise) or restatement (in each case, however fundamental and of whatsoever nature, and whether or not more onerous) or replacement of a Debt Document or any other document or security;

(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Debt Document or any other document or security;

(g)	any intermediate Payment of any of the Liabilities owing to the Senior Creditors in whole or in part; or

(h)	any insolvency or similar proceedings.

25.5	Priorities not affected

Except as otherwise provided in this Agreement, the Transaction Security and the priorities referred to in Clause 2 (Ranking and priority) will:

(a)	not be affected by any reduction or increase in the principal amount secured by the Transaction Security in respect of the Liabilities owing to the Senior Creditors or by any intermediate reduction or increase in, amendment or variation to any of the Debt Documents, or by any variation or satisfaction of, any of the Liabilities or any other circumstances;

(b)	apply regardless of the order in which or dates upon which this Agreement and the other Debt Documents are executed or registered or notice of them is given to any person; and

(c)	to the extent that such Transaction Security is expressed to secure those Liabilities, secure the Liabilities owing to the Senior Creditors in the order specified, regardless of the date upon which any of the Liabilities arise or of any fluctuations in the amount of any of the Liabilities outstanding.

26.	CONSENTS, AMENDMENTS AND OVERRIDE

26.1	Required consents

(a)	Subject to paragraphs (b) to (d) below and Clause 26.3 (Exceptions), this Agreement and/or any Transaction Security Document may be amended or waived only with the written consent of:

(i)	if the relevant amendment or waiver (the “Proposed Amendment”) is prohibited by the terms of any Credit Facility Finance Document, the applicable Credit Facility Agent;

(ii)	if the Proposed Amendment is prohibited by the terms of any relevant Pari Passu Debt Documents, the applicable Pari Passu Debt Representative;

(iii)	if the Proposed Amendment is prohibited by the terms of any relevant Senior Secured Notes Indenture, the applicable Senior Secured Notes Trustee;

(iv)	if the Proposed Amendment is prohibited by the terms of any relevant Second Lien Debt Document, the applicable Second Lien Debt Representative;

(v)	if a Hedge Counterparty is providing hedging to a Debtor under a Hedging Agreement, that Hedge Counterparty (in each case only to the extent that the relevant amendment or waiver is reasonably expected to materially and adversely affect the continuing rights and/or obligations of that Hedge Counterparty in a manner different to the Creditors for the Liabilities to which that hedging relates and is an amendment or waiver which is expressed to require the consent of that Hedge Counterparty under the applicable Hedging Agreement, as notified by Listco to the Security Agent at the time of the relevant amendment or waiver);

(vi)	the Security Agent;

(vii)	the Subordinated Creditor(s); and

(viii)	Listco.

(b)	For the purposes of, and to the extent required in connection with, paragraph (a) above, each Agent shall, to the extent consented to by the Requisite Majority of Credit Facility Lenders, the Requisite Majority of Senior Secured Noteholders, the Requisite Majority of Pari Passu Debt Creditors (other than any Pari Passu Debt Representative, any Arranger (referred to in paragraph (b) of that definition) in respect of any Pari Passu Debt Loan or the Security Agent) and/or (as applicable) the Requisite Majority of Second Lien Debt Creditors (other than any Second Lien Debt Representative and/or any arranger in respect of such Second Lien Debt Loan or the Security Agent), in each case, that such Agent represents, or to the extent otherwise authorised by the Debt Documents to which it is party, act on such instructions or authorisations in accordance therewith save to the extent any amendments so consented to or authorised relate to any provision adversely affecting the rights and/or obligations of that Agent in its capacity as such.

(c)	Any term of this Agreement or a Security Document may be amended or waived by the Security Agent and Listco without the consent of any other Party if that amendment or waiver is:

(i)	to cure defects or omissions, resolve ambiguities or inconsistencies or to reflect changes of a minor technical or administrative nature;

(ii)	otherwise for the benefit of all Senior Creditors;

(iii)	otherwise for the benefit of one class of Senior Creditor and such amendment, waiver or consent could not be reasonably expected to materially or adversely (A) effect or (B) prejudice the interests of the other classes of Senior Creditors; or

(iv)	pursuant to paragraph (d) (and in the circumstances permitted by paragraph (e)) of Clause 7.1 (New Debt Financing).

(d)	Notwithstanding anything in any Debt Document to the contrary, a Creditor may unilaterally waive, relinquish or otherwise irrevocably give up all or any of its rights under any Debt Document with its express written consent and the consent of Listco.

26.2	Effectiveness

(a)	Any amendment, waiver or consent given in accordance with this Clause 26 will be binding on all Parties.

(b)	The Security Agent may effect, on behalf of any Creditor (other than any Intra-Group Lender and any Subordinated Creditor), any amendment, waiver or consent permitted by this Clause 26 and any other amendment, waiver or consent expressly authorised in this Agreement and each Creditor (other than any Intra-Group Lender and any Subordinated Creditor) irrevocably and unconditionally authorises and instructs the Security Agent to give effect to any such amendment waiver or consent.

(c)	Listco may effect, on behalf of each Debtor, each Intra-Group Lender and each Subordinated Creditor, any amendment, waiver or consent permitted by this Clause 26 and any other amendment, waiver or consent expressly authorised in this Agreement and each Debtor, each Intra-Group Lender and each Subordinated Creditor irrevocably and unconditionally authorises and instructs Listco to give effect to any such amendment, waiver or consent.

26.3	Exceptions

(a)	Subject to paragraphs (b) and (c) below, if the amendment, waiver or consent may impose new or additional obligations on or withdraw or reduce the rights of any Senior Creditor (other than in a way which affects or would affect Senior Creditors of that Party’s class generally) the consent of that Party is required.

(b)	Subject to paragraphs (c) and (d) below and to paragraph (d) of Clause 26.1 (Required consents), an amendment, waiver or consent which adversely relates to the express rights or obligations of any Agent, an Arranger or the Security Agent (including, without limitation, any ability of the Security Agent to act in its discretion under this Agreement) may not be effected without the consent of that Agent or, as the case may be, that Arranger or the Security Agent.

(c)	Paragraphs (a) and (b) above shall apply to an Arranger only to the extent that Arranger Liabilities are then owed to that Arranger.

(d)	Neither paragraph (a) above, nor paragraph (a) or (b) of Clause 26.1 (Required consents) shall apply:

(i)	to any release of Transaction Security, claim or Liabilities; or

(ii)	to any consent, amendment or waiver,

which, in each case, the Security Agent gives in accordance with Clauses 7 (New Credit Facilities, Pari Passu Debt, Second Lien Debt and Hedging Agreements), 14 (Proceeds of disposals), or paragraph (f) of Clause 18.16 (Resignation of a Debtor) or which occur as a consequence of the operation of Clause 18.16 (Resignation of a Debtor).

(e)	Any amendment or waiver of paragraph (c) or (d) of Clause 18.14 (New Debtor) shall require only the consent of Listco and the Requisite Majority of Senior Secured Facilities Lenders.

(f)	Notwithstanding any term of any Debt Document to the contrary, no consent of any Second Lien Debt Creditors shall be required to amend or waive the terms of any Transaction Security Document which is not expressed to secure any Second Lien Debt Liabilities.

26.4	Disenfranchisement of Listco Affiliates and Relevant Holders

(a)	Notwithstanding any other term of this Agreement, for so long as a Listco Affiliate and/or a Relevant Holder (i) beneficially owns a Credit Facility Commitment or (ii) has entered into a sub-participation agreement relating to a Credit Facility Commitment or other agreement or arrangement having a substantially similar economic effect and such agreement or arrangement has not been terminated, in ascertaining:

(i)	whether the Majority Senior Secured Creditors;

(ii)	whether any other percentage (including, for the avoidance of doubt, unanimity) of Senior Secured Credit Participations; or

(iii)	whether the agreement of any other specified group of Senior Secured Creditors,

has been obtained in order to give any instruction or to approve any request for a Consent or to carry any other vote or approve any action under this Agreement, each such Credit Facility Commitment shall be deemed to be zero and that Listco Affiliate and/or Relevant Holder (as applicable) (or the person with whom it has entered into that sub-participation, other agreement or arrangement (a “Counterparty”)) shall be deemed not to be a Credit Facility Lender, except to the extent that (A) a Counterparty is a Credit Facility Lender by virtue otherwise than by beneficially owning the Credit Facility Commitment or (B) a Listco Affiliate or Credit Facility Lender with which a Listco Affiliate has entered into a sub-participation only, as the case may be, shall be included as a Credit Facility Lender (and its Credit Facility Commitment shall be included) and entitled to exercise any voting rights to the extent that the giving of any instruction, approval of any request for Consent or to carry any other vote or approve any action under this Agreement results or is likely to result in any participation or Credit Facility Commitment in which such Listco Affiliate or such Credit Facility Lender has an interest (as the case may be) being treated differently from the treatment of any participation or Credit Facility Commitment of any other Credit Facility Lender in the same Credit Facility.

(b)

Notwithstanding any other term of this Agreement, in relation to any Pari Passu Debt Agreement in respect of any Pari Passu Debt Loan which contains a provision equivalent to clause 30.2 (Disenfranchisement on Debt Purchase Transactions) of the Senior Secured Facilities Agreement (or any equivalent provision in relation to any member of the Group), for so long as a Listco Affiliate (as such, or equivalent, term is defined in the relevant Pari Passu Debt Agreement) and/or a Relevant Holder (as such, or equivalent, term is defined in the relevant Pari Passu Debt Agreement) (as applicable) (i) beneficially owns a Credit Facility Commitment in respect of any such Pari Passu Debt Loan or (ii) has entered into a sub-participation agreement relating to a Credit Facility Commitment in respect of any such Pari Passu Debt Loan or other agreement or arrangement having a substantially similar economic effect and such agreement or arrangement has not been terminated, in ascertaining:

(i)	whether the Majority Senior Secured Creditors;

(ii)	whether any other percentage (including, for the avoidance of doubt, unanimity) of Senior Secured Credit Participations; or

(iii)	whether the agreement of any other specified group of Senior Secured Creditors,

has been obtained in order to give any instruction or to approve any request for a Consent or to carry any other vote or approve any action under this Agreement, each such Credit Facility Commitment shall be deemed to be zero and that Listco Affiliate and/or Relevant Holder (as applicable) (or the Counterparty) shall be deemed not to be a Pari Passu Debt Creditor, except to the extent that (A) a Counterparty is a Pari Passu Debt Creditor by virtue otherwise than by beneficially owning the relevant Credit Facility Commitment or (B) a Listco Affiliate or lender in respect of a Pari Passu Debt Loan (a “Pari Passu Debt Loan Lender”) with which a Listco Affiliate has entered into a sub-participation only, as the case may be, shall be included as a Pari Passu Debt Loan Lender (and its Credit Facility Commitment shall be included) and entitled to exercise any voting rights to the extent that the giving of any instruction, approval of any request for Consent or to carry any other vote or approve any action under this Agreement results or is likely to result in any participation or Credit Facility Commitment in which such Listco Affiliate or Pari Passu Debt Loan Lender has an interest being treated differently from the treatment of any participation or Credit Facility Commitment of any other Pari Passu Debt Loan Lender in the same facility (however described) under the relevant Pari Passu Debt Agreement.

(c)	Notwithstanding any other term of this Agreement, in relation to any Second Lien Debt Agreement in respect of any Second Lien Debt Loan which contains a provision equivalent to clause 30.2 (Disenfranchisement on Debt Purchase Transactions) of the Senior Secured Facilities Agreement (or any equivalent provision in relation to any member of the Group), for so long as a Listco Affiliate (as such, or equivalent, term is defined in the relevant Second Lien Debt Agreement) and/or a Relevant Holder (as such, or equivalent, term is defined in the relevant Second Lien Debt Agreement) (as applicable) (i) beneficially owns a Second Lien Debt Loan Commitment in respect of any such Second Lien Debt Loan or (ii) has entered into a sub-participation agreement relating to a Second Lien Debt Loan Commitment in respect of any such Second Lien Debt Loan or other agreement or arrangement having a substantially similar economic effect and such agreement or arrangement has not been terminated, in ascertaining:

(i)	whether the Consent of the Majority Second Lien Debt Creditors;

(ii)	whether any other percentage (including, for the avoidance of doubt, unanimity) of Second Lien Debt Credit Participations; or

(iii)	whether the agreement of any other specified group of Second Lien Debt Creditors,

has been obtained in order to give any instruction or to approve any request for a Consent or to carry any other vote or approve any action under this Agreement, each such Second Lien Debt

Loan Commitment shall be deemed to be zero and that Listco Affiliate and/or Relevant Holder (as applicable) (or the Counterparty) shall be deemed not to be a Second Lien Debt Creditor, except to the extent that (A) a Counterparty is a Second Lien Debt Creditor by virtue otherwise than by beneficially owning the relevant Second Lien Debt Loan Commitment or (B) a Listco Affiliate or a Second Lien Debt Loan Lender with which a Listco Affiliate has entered into a sub-participation only, as the case may be, shall be included as a Second Lien Debt Loan Lender (and its Second Lien Debt Loan Commitment shall be included) and entitled to exercise any voting rights to the extent that the giving of any instruction, approval of any request for Consent or to carry any other vote or approve any action under this Agreement results or is likely to result in any participation or Second Lien Debt Loan Commitment in which such Listco Affiliate or Second Lien Debt Loan Lender has an interest being treated differently from the treatment of any participation or Second Lien Debt Loan Commitment of any other Second Lien Debt Loan Lender in the same facility (however described) under the relevant Second Lien Debt Agreement.

(d)	For so long as any Senior Secured Notes Issuer, any Guarantor (as defined in the relevant Senior Secured Notes Indenture) or any person that directly or indirectly controls, is controlled by or is under direct or indirect common control of such entities owns any Original Senior Secured Notes (or any additional Senior Secured Notes issued pursuant to the same Senior Secured Notes Indenture as that applicable to the Original Senior Secured Notes (the “Original Senior Secured Notes Indenture”)) and/or (to the extent that the applicable indenture includes a provision equivalent to section 12.04 of the Original Senior Secured Notes Indenture) any other Senior Secured Notes, any Pari Passu Debt Note or any Second Lien Debt Notes, in ascertaining:

(i)	whether the Consent of the Majority Senior Secured Creditors;

(ii)	whether the Consent of the Majority Second Lien Debt Creditors;

(iii)	whether any other percentage (including, for the avoidance of doubt, unanimity) of Senior Secured Credit Participations or, as applicable, Second Lien Debt Credit Participations; or

(iv)	whether the agreement of any other specified group of Senior Secured Creditors or, as applicable, Second Lien Debt Creditors in respect of any Second Lien Debt Notes,

has been obtained in order to approve any request for a Consent or to carry any other vote or approve any action under this Agreement, the holding of Senior Secured Notes, Pari Passu Debt Notes or, as applicable, Second Lien Debt Notes of that entity shall be deemed to be zero and that entity shall be deemed not to be a Senior Secured Noteholder, a Pari Passu Debt Creditor nor, as applicable, a Second Lien Debt Creditor in respect of any Second Lien Debt Notes.

26.5	Snooze/Lose

(a)	Subject to paragraph (b) below, if in relation to:

(i)	a request for a Consent in relation to this Agreement;

(ii)	a request to participate in any other vote under the terms of this Agreement;

(iii)	a request to approve any other action under this Agreement; or

(iv)	a request to provide any confirmation or notification under this Agreement,

any Credit Facility Lender, any lender in respect of any Pari Passu Debt Loan or any Second Lien Debt Loan Lender (a “Secured Lender”):

(A)	fails to respond to that request within 10 Business Days of that request being made; or

(B)	fails to provide details of its Senior Secured Credit Participations or its Second Lien Debt Credit Participation to the Security Agent within the timescale specified by the Security Agent:

(I)	in the case of paragraphs (i) to (iii) above, the relevant Senior Secured Credit Participation or Second Lien Debt Credit Participation (as the case may be) of that Secured Lender shall be deemed to be zero for the purpose of calculating the relevant total Senior Secured Credit Participation or the relevant total Second Lien Debt Credit Participation (as the case may be) (or any class, portion or sub-set of the Senior Secured Credit Participation or Second Lien Debt Credit Participation (as the case may be)) when ascertaining whether any relevant percentage (including, for the avoidance of doubt, unanimity) of the relevant total Senior Secured Credit Participation or the relevant total Second Lien Debt Credit Participation (as the case may be) (or any, class, portion or sub-set of the Senior Secured Credit Participation or Second Lien Debt Credit Participation (as the case may be)) has been obtained to give that Consent, carry that vote or approve that action;

(II)	in the case of paragraphs (i) to (iii) above, that Secured Lender’s status in its relevant capacity shall be disregarded for the purposes of ascertaining whether the agreement of any specified group of Secured Lenders has been obtained to give that Consent, carry that vote or approve that action; and

(III)	in the case of paragraph (iv) above, that confirmation or notification shall be deemed to have been given.

(b)	Paragraph (a)(A) above shall not apply to an amendment or waiver to:

(i)	the order of priority or subordination under this Agreement;

(ii)	Clauses 10 (Effect of Insolvency Event), 11 (Turnover of receipts), 12 (Redistribution), 13 (Enforcement of Transaction Security), 15 (Application of proceeds), 15.10 (Equalisation) and 26 (Consents, amendments and override); and

(iii)	paragraphs (d)(iii), (e) and (f) of Clause 16.5 (Instructions to Security Agent and exercise of discretion).

26.6	Disenfranchisement of Defaulting Lenders

(a)	Notwithstanding any other term of this Agreement, for so long as a Defaulting Lender has any Available Commitment:

(i)	in ascertaining:

(A)	(in respect of a Defaulting Lender that is a Credit Facility Lender) the Majority Senior Secured Creditors or (in respect of a Defaulting Lender that is a Second Lien Debt Loan Lender) the Majority Second Lien Debt Creditors; or

(B)	whether:

(I)	any relevant percentage (including, for the avoidance of doubt, unanimity) of Senior Secured Credit Participations or Second Lien Debt Credit Participations; or

(II)	the agreement of any specified group of Senior Secured Creditors or Second Lien Debt Creditors (including for the avoidance of doubt unanimity),

has been obtained to approve any request for a Consent or to carry any other vote or approve any action under this Agreement, that Defaulting Lender’s Credit Facility Commitment or Second Lien Debt Loan Commitment (as the case may be) shall be reduced by the amount of its Available Commitments and, to the extent that that reduction results in that Defaulting Lender’s Credit Facility Commitments or Second Lien Debt Loan Commitments (as the case may be) being zero, that Defaulting Lender shall be deemed not to be a Credit Facility Lender or, as the case may be, Pari Passu Debt Creditor (excluding any Pari Passu Debt Representative, any Arranger (referred to in paragraph (b) of that definition) in respect of any Pari Passu Debt Loan and the Security Agent) or Second Lien Debt Loan Lender.

(b)	For the purposes of this Clause 26.6, the Security Agent may assume that the following Creditors are Defaulting Lenders:

(i)	any Credit Facility Lender or Pari Passu Debt Creditor (excluding any Pari Passu Debt Representative, any Arranger (referred to in paragraph (b) of that definition) in respect of any Pari Passu Debt Loan and the Security Agent) or Second Lien Debt Loan Lender, as applicable, which has notified the Security Agent that it has become a Defaulting Lender;

(ii)	any Credit Facility Lender or Pari Passu Debt Creditor (excluding any Pari Passu Debt Representative, any Arranger (referred to in paragraph (b) of that definition) in respect of any Pari Passu Debt Loan and the Security Agent) or Second Lien Debt Loan Lender, as applicable, to the extent that the relevant Agent, as applicable, has notified the Security Agent that that Credit Facility Lender or Pari Passu Debt Creditor (excluding any Pari Passu Debt Representative, any Arranger (referred to in paragraph (b) of that definition) in respect of any Pari Passu Debt Loan and the Security Agent) or Second Lien Debt Loan Lender is a Defaulting Lender;

(iii)	any Credit Facility Lender or Pari Passu Debt Creditor (excluding any Pari Passu Debt Representative, any Arranger (referred to in paragraph (b) of that definition) or Second Lien Debt Loan Lender in respect of any Pari Passu Debt Loan and the Security Agent) or Second Lien Debt Loan Lender, as applicable, in relation to which it is aware that any of the events or circumstances referred to in paragraph (a) or (b) of the definition of “Defaulting Lender” in each relevant Credit Facility Agreement has occurred (or, in the case of any Pari Passu Debt Creditor (excluding any Pari Passu Debt Representative, any Arranger (referred to in paragraph (b) of that definition) in respect of any Pari Passu Debt Loan and the Security Agent) or Second Lien Debt Loan Lender, any equivalent provisions in the applicable Pari Passu Debt Agreement or Second Lien Debt Agreement in respect of a Second Lien Debt Loan), unless it has received notice to the contrary from the Credit Facility Lender, the Pari Passu Debt Creditor (excluding any Pari Passu Debt Representative, any Arranger (referred to in paragraph (b) of that definition) in respect of any Pari Passu Debt Loan and the Security Agent) or a Second Lien Debt Loan Lender concerned (together with any supporting evidence reasonably requested by the Security Agent) or the Security Agent is otherwise aware that the Credit Facility Lender or Pari Passu Debt Creditor (excluding any Pari Passu Debt Representative, any Arranger (referred to in paragraph (b) of that definition) in respect of any Pari Passu Debt Loan or a Second Lien Debt Loan Lender and the Security Agent), as applicable, has ceased to be a Defaulting Lender.

26.7	Calculation of Senior Secured Credit Participations and/or Second Lien Debt Credit Participations

(a)	For the purpose of ascertaining whether any relevant percentage of Senior Secured Credit Participations has been obtained under this Agreement, the Security Agent may notionally convert the Senior Secured Credit Participation of each Senior Secured Creditor into their Common Currency Amounts.

(b)	For the purpose of ascertaining whether any relevant percentage of Second Lien Debt Credit Participations has been obtained under this Agreement, the Security Agent may notionally convert the Second Lien Debt Credit Participation of each Second Lien Debt Creditor into their Common Currency Amounts.

(c)	The relevant Credit Facility Agent will, upon the request of the Security Agent, promptly provide the Security Agent with details of the Senior Secured Credit Participation of the Credit Facility Lenders whom it represents and (if applicable) details of the extent to which such Senior Secured Credit Participations have been voted for or against any request.

(d)	Each Hedge Counterparty will, upon the request of the Security Agent or any other Agent, promptly provide the details of its Senior Secured Credit Participations (which shall be calculated as at the time stipulated by the Security Agent or the relevant Agent (as applicable) in such request) and (if applicable) details of the extent to which such Senior Secured Credit Participations have been voted for or against any request.

(e)	Each Senior Secured Notes Trustee and each Pari Passu Debt Representative will, upon the request of the Security Agent, promptly provide the Security Agent with details of the Senior

Secured Credit Participations of the Senior Secured Creditors whom they each represent and (if applicable) details of the extent to which such Senior Secured Credit Participations have been voted for or against any request.

(f)	Each Second Lien Debt Representative will, upon the request of the Security Agent, promptly provide the Security Agent with details of the Second Lien Debt Credit Participations of the Second Lien Debt Creditors whom they each represent and (if applicable) details of the extent to which such Second Lien Debt Credit Participations have been voted for or against any request.

26.8	Deemed consent

(a)	Prior to the Senior Secured Discharge Date, if an Agent gives a Consent requested by Listco in respect of the Senior Secured Finance Documents then, if that action was permitted by the terms of this Agreement, the Intra-Group Lenders and the Subordinated Creditors will (or will be deemed to):

(i)	give a corresponding Consent in equivalent terms in relation to each of the Debt Documents to which they are a party; and

(ii)	do anything (including executing any document) that the relevant Agent may reasonably require to give effect to this paragraph (a).

(b)	On or after the Senior Secured Discharge Date but prior to the Second Lien Debt Discharge Date, if an Agent gives a Consent requested by Listco in respect of the Second Lien Debt Documents then, if that action was permitted by the terms of this Agreement, the Intra-Group Lenders and the Subordinated Creditors will (or will be deemed to):

(i)	give a corresponding Consent in equivalent terms in relation to each of the Debt Documents to which they are a party; and

(ii)	do anything (including executing any document) that the relevant Agent may reasonably require to give effect to this paragraph (b).

26.9	Second Lien Debt Creditors administrative consents

If any Senior Secured Creditor Representative at any time in respect of the Senior Secured Finance Documents gives any Consent of a minor technical or administrative nature which does not adversely affect the interests of the Second Lien Debt Creditors or change the commercial terms contained in the Second Lien Debt Documents then, if that action was permitted by the terms of this Agreement, the Second Lien Debt Creditors will (or will be deemed to):

(a)	give a corresponding Consent in equivalent terms in relation to each of the Debt Documents to which they are a party; and

(b)	do anything (including executing any document) that such Senior Secured Creditor Representative may reasonably require to give effect to this Clause 26.9.

26.10	Excluded consents

Clause 26.8 (Deemed consent) does not apply to any Consent which has the effect of:

(a)	increasing or decreasing the Liabilities;

(b)	changing the basis upon which any Permitted Payments are calculated (including the timing, currency or amount of such Payments); or

(c)	changing the terms of this Agreement or of any Security Document.

26.11	No liability

No Senior Creditor will be liable to any other Creditor, Subordinated Creditor, Agent or Debtor for any Consent given or deemed to be given under this Clause 26.

26.12	Agreement to override

Unless expressly stated otherwise in this Agreement, in the event of a conflict between the terms of a Debt Document and this Agreement, the terms of this Agreement shall prevail.

27.	SENIOR SECURED NOTES TRUSTEE AND SECOND LIEN DEBT NOTES TRUSTEE

In addition to applying to any Senior Secured Notes Trustee and/or any Second Lien Debt Notes Trustee, this Clause 27 shall apply mutatis mutandis to any Pari Passu Debt Representative who is trustee for any Pari Passu Debt Note and each Party expressly acknowledges and agrees that this is the case.

27.1	Liability

(a)	It is expressly understood and agreed by each Party that this Agreement is executed and delivered by each Senior Secured Notes Trustee or each Second Lien Debt Notes Trustee not individually or personally but solely in its capacity as trustee in the exercise of the powers and authority conferred and vested in it under the relevant Senior Secured Notes Finance Documents for and on behalf of the Senior Secured Noteholders for whom it acts as trustee or under the relevant Second Lien Debt Documents for and on behalf of the Second Lien Debt Noteholders for whom it acts as trustee, and it shall have no liability for acting for itself or in any capacity other than as trustee and nothing in this Agreement shall impose on it any obligation to pay any amount out of its personal assets. Prior to taking any action under this Agreement, each Senior Secured Notes Trustee or each Second Lien Debt Notes Trustee may request and rely and, will not be liable for relying, upon an opinion of counsel or opinion of another qualified expert, at the expense of (as applicable) the Senior Secured Notes Issuer, Second Lien Debt Notes Issuer, or another Debtor; provided, however, that any such opinions shall be at the expense of the relevant Senior Secured Noteholders or Second Lien Debt Noteholders if the actions are on the instructions of such Senior Secured Noteholders or Second Lien Debt Noteholders (as applicable).

(b)	Notwithstanding any other provision of this Agreement, each Senior Secured Notes Trustee’s and each Second Lien Debt Notes Trustee’s obligations hereunder (if any) to make any payment or repayment (however described) of any amount or to hold any amount on trust shall be only to make payment or repayment (however described) of such amount to or hold any such amount on trust to the extent that (i) it has received written notice that such obligation has arisen and (ii) it has received and, on the date on which it acquires such written notice, has not distributed to the Senior Secured Noteholders for whom it acts as trustee in accordance with the relevant Senior Secured Notes Indenture (in relation to which it is trustee) or Second Lien Debt Noteholders for whom it acts as trustee in accordance with the relevant Second Lien Debt Notes Indenture (in relation to which it is trustee), any such amount.

(c)	It is further understood and agreed by each Party that in no case shall any Senior Secured Notes Trustee or any Second Lien Debt Notes Trustee be (i) personally responsible or accountable in damages or otherwise to any other party for any loss, damage or claim incurred by reason of any act or omission performed or omitted by that Senior Secured Notes Trustee or, that Second Lien Debt Notes Trustee in good faith in accordance with this Agreement or any of the Senior Secured Notes Finance Documents or that Second Lien Debt Document in a manner such Senior Secured Notes Trustee or such Second Lien Debt Notes Trustee believed to be within the scope of the authority conferred on it by this Agreement or any of the Senior Secured Notes Finance Documents or any of the Second Lien Debt Documents or by law, or (ii) personally liable for or on account of any of the statements, representations, warranties, covenants or obligations stated to be those of any other Party, all such liability, if any, being expressly waived by the Parties and any person claiming by, through or under such Party; provided however that, each Senior Secured Notes Trustee (or any successor Senior Secured Notes Trustee) and each Second Lien Debt Notes Trustee (or any successor Second Lien Debt Notes Trustee) shall be liable under this Agreement for its own gross negligence or wilful misconduct. Notwithstanding any other provisions of this Agreement or any other Senior Secured Finance Document to which any Senior Secured Notes Trustee is a party or any Second Lien Debt Document to which any Second Lien Debt Notes Trustee is a party, in no event shall such Senior Secured Notes Trustee or any Second Lien Debt Notes Trustee be liable for special, indirect, punitive or consequential loss or damages of any kind whatsoever (including, but not limited to, loss of business, goodwill, opportunity or profits), whether or not foreseeable, even if such Senior Secured Notes Trustee or any Second Lien Debt Notes Trustee has been advised of the likelihood of such loss or damage and regardless of whether the claim for loss or damage is made in negligence, for breach of contract or otherwise.

(d)	It is also acknowledged and agreed that no Senior Secured Notes Trustee and no Second Lien Debt Notes Trustee shall have any responsibility for the actions of any individual Creditor or Senior Secured Noteholder or Second Lien Debt Noteholder save in respect of its own actions.

(e)	It is acknowledged and agreed that each Senior Secured Notes Trustee and each Second Lien Debt Notes Trustee shall not be charged with knowledge of the existence of facts that would impose an obligation on it hereunder to make any payment or repayment or prohibit it from making any payment unless, not less than two Business Days prior to the date of such payment, written notice is delivered by the Security Agent or another Agent to a Responsible Officer of the Senior Secured Notes Trustee or of the Second Lien Debt Notes Trustee that such payments are required or prohibited by this Agreement. For the purpose of this paragraph (e), delivery of the notice will be effective only when actually received by a Responsible Officer and then only if it is expressly marked for the attention of a Responsible Officer and refers to this Agreement and the relevant Debt Documents as applicable. Nothing in this paragraph (e) imposes any obligation on the Security Agent or any other Agent to deliver any notice of the type referred to herein to any Senior Secured Notes Trustee or to any Second Lien Debt Notes Trustee.

(f)	“Responsible Officer”, when used in this Agreement, means any person who (i) is an officer within the “agency and trust” department of any Senior Secured Notes Trustee or to any Second Lien Debt Notes Trustee, including any director, managing director, vice president, assistant vice president, trust officer or any other officer of such Senior Secured Notes Trustee or of such Second Lien Debt Notes Trustee who customarily performs functions similar to those performed by these officers or (ii) is notified by such Senior Secured Notes Trustee or by such Second Lien Debt Notes Trustee as identified herein in accordance with Clause 24.3 (Addresses).

27.2	No fiduciary duty

No Senior Secured Notes Trustee and no Second Lien Debt Notes Trustee shall be deemed to owe any fiduciary duty to any Creditor or Listco (each a “Third Party” and collectively, the “Third Parties”) (save in respect of such persons for whom it acts as trustee pursuant to the applicable Senior Secured Notes Indenture or the applicable Second Lien Debt Notes Indenture) and shall not be liable to any Third Party if it shall in good faith mistakenly pay over or distribute to any Third Party or to any other person cash, property or securities to which any other Third Party shall be entitled by virtue of this Agreement or otherwise save to the extent that the same results from its gross negligence or wilful misconduct. With respect to any Third Party, each Senior Secured Notes Trustee and each such Second Lien Debt Notes Trustee undertakes to perform or to observe only such of its covenants or obligations as are specifically set forth in the Debt Documents and this Agreement and no implied agreement, covenants or obligations with respect to the other Third Parties shall be read into this Agreement against such Senior Secured Notes Trustee or the applicable Second Lien Debt Notes Trustee.

27.3	No action

Notwithstanding any other provision of this Agreement, no Senior Secured Notes Trustee and no Second Lien Debt Notes Trustee shall have any obligation to take any action under this Agreement or instruct or direct the Security Agent to take any Enforcement Action unless it is indemnified and/or secured to its satisfaction (whether by way of payment in advance or otherwise) in accordance with the terms of the applicable Senior Secured Notes Indenture or the applicable Second Lien Debt Notes Indenture provided that this shall not affect any obligation arising under this Agreement to turnover moneys received by it. No Senior Secured Notes Trustee or Second Lien Debt Notes Trustee shall have any obligation to indemnify any other person, whether or not a Party, in respect of any of the transactions contemplated by this Agreement. In no event shall the permissive rights of a Senior Secured Notes Trustee or a Second Lien Debt Notes Trustee to take actions under this Agreement be construed as an obligation to do so.

27.4	Other parties not affected

This Clause 27 is intended to afford protection to each Senior Secured Notes Trustee and to each Second Lien Debt Notes Trustee only. No provision of this Clause 27 shall alter or change the rights and obligations as between the other parties to this Agreement in respect of each other.

27.5	Notices

(a)	Each Senior Secured Notes Trustee and each Second Lien Debt Notes Trustee shall at all times be entitled to and may rely on any notice, consent or certificate given or granted by any other Party without being under any obligation to enquire or otherwise determine whether any such notice, consent or certificate has been given or granted by such Party properly acting in accordance with the provisions of this Agreement.

(b)	In acting pursuant to this Agreement, each Senior Secured Notes Trustee and each Second Lien Debt Notes Trustee shall act in accordance with the Senior Secured Notes Indenture or Second

Lien Debt Notes Indenture, as applicable, and is entitled to seek instructions from the relevant Senior Secured Noteholders or the relevant Second Lien Debt Noteholders, at any time, and where it so acts on the instructions of the requisite percentage of such Senior Secured Noteholders or the instructions of the requisite percentage of such Second Lien Debt Noteholders, such Senior Secured Notes Trustee or such Second Lien Debt Notes Trustee shall not incur any liability to any person for so acting, other than in accordance with the applicable Senior Secured Notes Indenture or the applicable Second Lien Debt Notes Indenture.

27.6	Trustee Liabilities

Subject to Clause 15.1 (Order of application), no provision of this Agreement shall alter or otherwise affect the rights and obligations of Listco or any Debtor to make payments in respect of the Agent Liabilities owed to any Senior Secured Notes Trustee or owed to any Second Lien Debt Notes Trustee as and when the same are due and payable and receipt and retention by such Senior Secured Notes Trustee or by such Second Lien Debt Notes Trustee of the same or taking of any step or action by such Senior Secured Notes Trustee or by such Second Lien Debt Notes Trustee in respect of its rights under the Senior Secured Notes Finance Documents or under the Second Lien Debt Documents.

27.7	Provisions survive termination

The provisions of this Clause 27 shall survive the termination of this Agreement.

27.8	Resignation

Each Senior Secured Notes Trustee and each Second Lien Debt Notes Trustee may resign or be removed in accordance with the terms of the applicable Senior Secured Notes Indenture or the Second Lien Debt Notes Indenture provided that a replacement Senior Secured Notes Trustee or the Second Lien Debt Notes Trustee agrees with the Parties to become the replacement Senior Secured Notes Trustee or the Second Lien Debt Notes Trustee under this Agreement in accordance with Clause 18.9 (Change of or new Agent, Arranger or Creditor Representative).

27.9	Reliance and information

(a)	Each Senior Secured Notes Trustee and each Second Lien Debt Notes Trustee may rely and shall be fully protected in acting or refraining from acting upon any notice or other document reasonably believed by it to be genuine and correct and to have been signed by, or with the authority of, the proper person. Each Senior Secured Notes Trustee and each Second Lien Debt Notes Trustee may rely without enquiry on certificates of the Security Agent as to the matters certified therein. Each Creditor and each Debtor confirms that it has not relied exclusively on any information provided to it by any Senior Secured Notes Trustee or any Second Lien Debt Notes Trustee. No Senior Secured Notes Trustee and no Second Lien Debt Notes Trustee is obliged to check the adequacy, accuracy or completeness of any document it forwards to another Party.

(b)	In addition, each Senior Secured Notes Trustee and each Second Lien Debt Notes Trustee is entitled to assume that:

(i)	any payment or other distribution made in respect of the Liabilities or Senior Secured Notes Liabilities or Second Lien Debt Liabilities, respectively, has been made in accordance with the provisions of this Agreement;

(ii)	no default, Event of Default or termination event (however described) has occurred;

(iii)	any security, collateral, guarantee or indemnity or other assurance granted to it has been done so in compliance with Clause 5.3 (Security: Senior Non Credit Facility Creditors); and/or

(iv)	the Senior Secured Discharge Date and/or Final Discharge Date has not occurred,

unless it has received written notice to the contrary. No Senior Secured Notes Trustee and no Second Lien Debt Notes Trustee is obliged to monitor or enquire whether any default, Event of Default or termination event (however described) has occurred.

27.10	Agents

Each Senior Secured Notes Trustee and each Second Lien Debt Notes Trustee may act through its attorneys and agents and shall not be responsible for the misconduct or negligence of any attorney or agent appointed with due care by it hereunder.

27.11	No requirement for bond or surety

No Senior Secured Notes Trustee and no Second Lien Debt Notes Trustee shall be required to give any bond or surety with respect to the performance of its duties or the exercise of its powers under this Agreement.

27.12	Illegality

Each Senior Secured Notes Trustee and each Second Lien Debt Notes Trustee may refrain from taking any action in any jurisdiction if the taking of such action in that jurisdiction would, in its opinion be contrary to any law, directive or regulation of that jurisdiction or, to the extent applicable, of England and Wales. Furthermore, each Senior Secured Notes Trustee and each Second Lien Debt Notes Trustee may also refrain from taking such action if it would otherwise render it liable to any person in that jurisdiction or England and Wales or if, in its opinion, it would not have the power to do the relevant thing in that jurisdiction by virtue of any applicable law, directive or regulation in that jurisdiction or in England and Wales or if it is determined by any court or other competent authority in that jurisdiction or in England and Wales that it does not have such power. Each Senior Secured Notes Trustee and each Second Lien Debt Notes Trustee may refrain from taking any action that would constitute a breach of the applicable Senior Secured Notes Finance Documents or the Second Lien Debt Documents.

27.13	Communications

Notwithstanding anything to the contrary in this Agreement any and all communications (both text and attachments) by or from any Senior Secured Notes Trustee or any Second Lien Debt Notes Trustee that such Senior Secured Notes Trustee or such Second Lien Debt Notes Trustee in its sole discretion deems to contain confidential, proprietary, and/or sensitive information and sent by electronic mail will be encrypted. The recipient of the email communication will be required to complete a one-time registration process. Information and assistance on registering and using the email encryption technology can be found at such Senior Secured Notes Trustee’s or such Second Lien Debt Notes Trustee’s secure website at any time.

27.14	Creditors and the Senior Secured Notes Trustee and the Second Lien Debt Notes Trustee

In acting pursuant to this Agreement and the applicable Senior Secured Notes Indenture or the applicable Second Lien Debt Notes Indenture, no Senior Secured Notes Trustee and no Second Lien Debt Notes Trustee is required to have any regard to the interests of the Creditors (other than the Senior Secured Noteholders or the Second Lien Debt Noteholders).

27.15	Departmentalisation

In acting as Senior Secured Notes Trustee or as Second Lien Debt Notes Trustee, each Senior Secured Notes Trustee and each Second Lien Debt Notes Trustee shall be treated as acting through its agency division which shall be treated as a separate entity from its other divisions and departments. Any information received or acquired by such Senior Secured Notes Trustee such Second Lien Debt Notes Trustee which is received or acquired by some other division or department or otherwise than in its capacity as Senior Secured Notes Trustee or any Second Lien Debt Notes Trustee may be treated as confidential by such Senior Secured Notes Trustee or any Second Lien Debt Notes Trustee and will not be treated as information possessed by such Senior Secured Notes Trustee or any Second Lien Debt Notes Trustee (in each case) in its capacity as such.

27.16	Security Agent and the Senior Secured Notes Trustee and Second Lien Debt Notes Trustee

(a)	No Senior Secured Notes Trustee and no Second Lien Debt Notes Trustee shall be responsible for appointing or monitoring the performance of the Security Agent.

(b)	The Security Agent agrees and acknowledges that it shall have no claim against any Senior Secured Notes Trustee or against any Second Lien Debt Notes Trustee in respect of any fees, costs, expenses and liabilities due and payable to, or incurred by, the Security Agent.

(c)	No Senior Secured Notes Trustee and no Second Lien Debt Notes Trustee shall be under any obligation to instruct the Security Agent to take any enforcement action unless it shall be instructed to do so by the relevant Senior Secured Noteholders or the relevant Second Lien Debt Noteholders, as applicable.

27.17	Disclosure of information

Listco and each Debtor irrevocably authorises each Senior Secured Notes Trustee and each Second Lien Debt Notes Trustee to disclose to the Security Agent and other Agents any information that is received by such Senior Secured Notes Trustee in its capacity as a Senior Secured Notes Trustee or such Second Lien Debt Notes Trustee in its capacity as a Second Lien Debt Notes Trustee.

27.18	Senior Secured Notes Trustee assumptions

(a)	Each Senior Secured Notes Trustee is entitled to assume that:

(i)	the proceeds of enforcement of any Security conferred by the Security Documents have been applied in the order set out in Clause 15 (Application of proceeds);

(ii)	any Security, collateral, guarantee or indemnity or other assurance granted to it has been done so in compliance with Clause 5.3 (Security: Senior Non Credit Facility Creditors); and

(iii)	any Senior Secured Notes issued comply with the provisions of this Agreement.

(b)	Each Senior Secured Notes Trustee is entitled to assume that any payment or distribution made in respect of the Senior Secured Notes Liabilities is not prohibited by this Agreement, unless it has been informed in writing to the contrary, provided, however, that the Senior Secured Notes Trustee shall be liable under this Agreement for its own gross negligence or wilful misconduct.

(c)	Each Senior Secured Notes Trustee shall not be obliged to monitor performance by the Debtors, the Security Agent or any other Party to this Agreement or the Senior Secured Noteholders of their respective obligations under, or compliance by them with, the terms of this Agreement.

27.19	Second Lien Debt Notes Trustee assumptions

(a)	Each Second Lien Debt Notes Trustee is entitled to assume that:

(i)	the proceeds of enforcement of any Security conferred by the Security Documents have been applied in the order set out in Clause 15 (Application of proceeds);

(ii)	any Security, collateral, guarantee or indemnity or other assurance granted to it has been done so in compliance with Clause 6.2 (Security: Second Lien Debt Creditors); and

(iii)	any Second Lien Debt Notes issued comply with the provisions of this Agreement.

(b)	The Second Lien Debt Notes Trustee is entitled to assume that any payment or distribution made in respect of the Second Lien Debt Notes Liabilities is not prohibited by this Agreement, unless it has actual knowledge to the contrary provided, however, that the Second Lien Debt Notes Trustee shall be liable under this Agreement for its own gross negligence or wilful misconduct.

(c)	The Second Lien Debt Notes Trustee shall not be obliged to monitor performance by the Debtors, the Security Agent or any other Party to this Agreement or the Second Lien Debt Noteholders of their respective obligations under, or compliance by them with, the terms of this Agreement.

27.20	Responsibility of Senior Secured Notes Trustee and/or Second Lien Debt Notes Trustee

(a)	No Senior Secured Notes Trustee nor Second Lien Debt Notes Trustee shall be responsible to any other Secured Party for the legality, validity, effectiveness, enforceability, adequacy, accuracy, completeness, perfection or performance of:

(i)	any Secured Debt Document or any other document;

(ii)	any statement or information (whether written or oral) made in or supplied in connection with any Secured Debt Document or any other document; or

(iii)	any observance by any Debtor of its obligations under any Secured Debt Document or any other document.

(b)	Each Senior Secured Notes Trustee and/or Second Lien Debt Notes Trustee may rely and shall be fully protected in acting or refraining from acting upon any notice, certificate or other document reasonably believed by it to be genuine and correct and to have been signed by, or with the authority of, the proper person.

27.21	Confirmation

Without affecting the responsibility of any Debtor or Listco for information supplied by it or on its behalf in connection with any Debt Document, each Secured Party (other than any Senior Secured Notes Trustee or Second Lien Debt Notes Trustee (in their personal capacity) and the Security Agent) confirms that it:

(a)	has made, and will continue to make, its own independent appraisal of all risks arising under or in connection with the Secured Debt Documents (including the financial condition and affairs of each Debtor or their related entities and the nature and extent of any recourse against any Party or its assets); and

(b)	has not relied on any information provided to it by any of the Senior Secured Notes Trustee or Second Lien Debt Notes Trustee (as applicable) in connection with any Secured Debt Documents.

28.	GUARANTEE AND INDEMNITY

28.1	Guarantee and indemnity

Subject to Clause 28.12 (Excluded obligations), each Debtor that is also a guarantor of other Senior Secured Creditor Liabilities (unless the relevant Debtor waives this requirement in the applicable Debtor Accession Deed to which it is a party) irrevocably and unconditionally jointly and severally:

(a)	guarantees to each Hedge Counterparty punctual performance by each other Debtor of all that Debtor’s obligations under each Hedging Agreement;

(b)	undertakes with each Hedge Counterparty that whenever another Debtor does not pay any amount when due under or in connection with a Hedging Agreement, that Debtor shall immediately on demand pay that amount as if it was the principal obligor; and

(c)	agrees with each Hedge Counterparty that if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal, it will, as an independent and primary obligation, indemnify that Hedge Counterparty immediately on demand against any cost, loss or liability it incurs as a result of any Debtor not paying any amount which would, but for such unenforceability, invalidity or illegality, have been payable by it under any Hedge Counterparty on the date when it would have been due. The amount payable by a Debtor under this indemnity will not exceed the amount it would have had to pay under this Clause 28 if the amount claimed had been recoverable on the basis of a guarantee.

28.2	Continuing guarantee

This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by any Debtor under a Hedging Agreement, regardless of any intermediate payment or discharge in whole or in part.

28.3	Reinstatement

If any discharge, release or arrangement (whether in respect of the obligations of any Debtor or any security for those obligations or otherwise) is made by a Hedge Counterparty in whole or in part on the basis of any payment, security or other disposition which is avoided or must be restored in insolvency, liquidation, administration or otherwise, without limitation, then the liability of each Debtor under this Clause 28 will continue or be reinstated as if the discharge, release or arrangement had not occurred.

28.4	Waiver of defences

The obligations of each Debtor under this Clause 28 will not be affected by an act, omission, matter or thing which, but for this Clause 28, would reduce, release or prejudice any of its obligations under this Clause 28 (without limitation and whether or not known to it or any Hedge Counterparty) including:

(a)	any time, waiver or consent granted to, or composition with, any Debtor or other person;

(b)	the release of any other Debtor or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

(c)	the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Debtor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of a Debtor or any other person;

(e)	any amendment, novation, supplement, extension restatement (however fundamental and whether or not more onerous) or replacement of a Hedging Agreement or any other document or security including, without limitation, any change in the purpose of, any extension of or increase in any facility or the addition of any new facility under any Hedging Agreement or other document or security;

(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Hedging Agreement or any other document or security; or

(g)	any insolvency or similar proceedings.

28.5	Guarantor intent

(a)	Without prejudice to the generality of Clause 28.4 (Waiver of defences), each Debtor expressly confirms that it intends that this guarantee shall extend from time to time to any (however fundamental) variation, increase, extension or addition of or to any Hedging Agreement and/or any facility or amount made available under any Hedging Agreement for the purposes of or in connection with any of the following: business acquisitions of any nature; increasing working capital; enabling investor distributions to be made; carrying out restructurings; refinancing existing facilities; refinancing any other indebtedness; making facilities available to new borrowers; any other variation or extension of the purposes for which any such facility or amount might be made available from time to time; and any fees, costs and/or expenses associated with any of the foregoing.

(b)	Notwithstanding anything to the contrary herein and in relation to any guarantor incorporated in Austria, this guarantee and indemnity is meant to be and shall be interpreted as an abstract guarantee (abstrakter Garantievertrag) and the obligations of such guarantor hereunder shall be obligations of such guarantor as principal debtor and not as surety (Bürgschaft) and not as a joint obligation as a borrower (Mitschuldner) and such guarantor undertakes to pay the amounts so demanded under or pursuant to this guarantee unconditionally, irrevocably, upon first demand and without raising any defences or objections, set-off or counterclaim and without verification of legal grounds (unbedingt, unwiderruflich, auf erste Aufforderung und unter Verzicht auf alle Einwendungen oder Einreden, ohne Aufrechnung oder die Geltendmachung von Gegenforderungen und ohne Prüfung des Rechtsgrunds).

28.6	Immediate recourse

Each Debtor waives any right it may have of first requiring a Hedge Counterparty (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from that Debtor under this Clause 28. This waiver applies irrespective of any law or any provision of a Hedge Counterparty to the contrary.

28.7	Appropriations

Until all amounts which may be or become payable by the Debtors under or in connection with a Hedging Agreement have been irrevocably paid in full, each Hedge Counterparty (or any trustee or agent on its behalf) may:

(a)	refrain from applying or enforcing any other moneys, security or rights held or received by that Hedge Counterparty (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and no Debtor shall be entitled to the benefit of the same; and

(b)	hold in an interest-bearing suspense account any moneys received from any Debtor or on account of any Debtor’s liability under this Clause 28.

28.8	Deferral of Guarantors’ rights

Until all amounts which may be or become payable by the Debtors under or in connection with the Hedging Agreements have been irrevocably paid in full and unless the relevant Hedge Counterparty otherwise directs or as permitted by this Agreement, no Debtor will exercise any rights which it may have by reason of performance by it of its obligations under a Hedging Agreement or by reason of any amount being payable, or liability arising, under this Clause 28:

(a)	to be indemnified by a Debtor;

(b)	to claim any contribution from any other guarantor of any Debtor’s obligations under a Hedging Agreement;

(c)	to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of a Hedge Counterparty under a Hedging Agreement or of any other guarantee or security taken pursuant to, or in connection with, a Hedging Agreement by any Hedge Counterparty;

(d)	to bring legal or other proceedings for an order requiring any Debtor to make any payment, or perform any obligation, in respect of which any Debtor has given a guarantee, undertaking or indemnity under Clause 28.1 (Guarantee and indemnity);

(e)	to exercise any right of set-off against any Debtor; and/or

(f)	to claim or prove as a creditor of any Debtor in competition with any Hedge Counterparty.

If a Debtor receives any benefit, payment or distribution in relation to such rights it shall hold that benefit, payment or distribution to the extent necessary to enable all amounts which may be or become payable to a Hedge Counterparty by the Debtors under or in connection with a Hedging Agreement to be repaid in full on trust for that Hedge Counterparty.

28.9	Release of Debtors’ right of contribution

If any Debtor (a “Retiring Debtor”) ceases to be a Debtor in accordance with the terms of this Agreement for the purpose of any sale or other disposal of that Retiring Debtor then on the date such Retiring Debtor ceases to be a Debtor:

(a)	that Retiring Debtor is released by each other Debtor from any liability (whether past, present or future and whether actual or contingent) to make a contribution to any other Debtor arising by reason of the performance by any other Debtor of its obligations under any Hedging Agreement; and

(b)	each other Debtor waives any rights it may have by reason of the performance of its obligations under any Hedging Agreement to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of a Hedge Counterparty under any Hedging Agreement or of any other security taken pursuant to, or in connection with, any Hedging Agreement where such rights or security are granted by or in relation to the assets of the Retiring Debtor.

28.10	Additional security

This guarantee is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by any Hedge Counterparty.

28.11	Guarantee limitations

This guarantee does not apply to any liability to the extent that it would result in this guarantee constituting unlawful financial assistance within the meaning of sections 678 or 679 of the Companies Act 2006 or any equivalent and applicable provisions (including any capital maintenance rules) under the laws of the jurisdiction of incorporation of the relevant Debtor (but construed mutatis mutandis with respect to the relevant Debtor for the purposes of this Clause 28).

(a)	Specific limitations for German Guarantors

In relation to each German Guarantor, the following limitations shall apply:

(i)

The Hedge Counterparties agree, other than in accordance with the procedure set out in the following paragraphs of this Clause 27.11 not to enforce any guarantee created hereunder granted by a German Guarantor if and to the extent that such guarantee is an up-stream or cross-stream guarantee and the enforcement would otherwise lead to the situation that it would create or aggravate an existing under-balance (Unterbilanz) of such German Guarantor (or, in the case of a GmbH & Co. KG, of its general partner) and that such German Guarantor did not have sufficient net assets (i.e. assets minus liabilities and liability reserves (Reinvermögen)) to maintain its (or, in the case of a GmbH & Co. KG, its general partner’s) stated share capital (Stammkapital) whereby the net assets shall be determined in accordance with applicable law at the time of the determination, provided that for the purposes of the calculation of the amount to be enforced (if any) the following balance sheet items shall be adjusted as follows:

(A)	the amount of any increase of stated share capital of such German Guarantor (or, in the case of a GmbH & Co. KG, the stated share capital of its general partner) after the 2017 Effective Date which is not permitted under the Debt Documents shall be deducted from the stated share capital;

(B)	loans and other contractual liabilities incurred by such German Guarantor, and/or, in the case of a GmbH & Co. KG, its general partner, in violation of the provisions of any of the Debt Documents shall be disregarded to the extent that such violation results from grossly negligent or wilful misbehaviour;

(C)	to the extent payment under the guarantee would deprive a German Guarantor, or (in the case of a GmbH & Co. KG) the general partner of such German Guarantor, of the liquidity necessary to fulfil its financial liabilities to its creditors, then, for the determination of the net asset value, the assets of such German Guarantor or, in the case of a GmbH & Co. KG, the assets of its general partner shall be calculated at the lesser of their book value (Buchwert) and their realisation value assuming a negative prognosis for the business continuance (Liquidationswert bei negativer Fortführungsprognose).

(ii)

The limitations set out in the preceding paragraph shall only apply if and to the extent that (i) within 15 Business Days following the making of a demand against a German Guarantor under the guarantee created hereunder the relevant German Guarantor has confirmed in writing to the Security Agent (x) the extent to which such guarantee is an up-stream or cross-stream guarantee as described in paragraph (i) above and (y) the amount of such cross-stream and/or up-stream guarantee that cannot be enforced as it would cause the net assets of such German Guarantor or, in the case of a GmbH & Co. KG, its general partner to fall below its stated share capital or create or aggravate an existing under-balance of such German Guarantor (or, in the case of a GmbH & Co. KG, of its general partner) (taking into account the adjustments set out in paragraph (i) above) (the “Management Determination”); and (ii) if the Security Agent (acting on the instructions of the Hedge Counterparties) contests the Management Determination (arguing that no or a lesser amount would be necessary to maintain the stated share capital or to avoid the creation or aggravation of an existing under-balance of such German Guarantor (or, in the case of a GmbH & Co. KG, of its general partner)), within 40 Business Days of the date the Security Agent has notified the respective German Guarantor that the Hedge Counterparties have contested the Management Determination, the Security Agent receives a determination by auditors of international standing and reputation (the “Auditor’s Determination”) appointed by the German Guarantor of the amount that would have been necessary on the date the demand under the guarantee was made to maintain its or its general partner’s stated share capital or to avoid the creation or aggravation of an existing under-balance of such German Guarantor (or, in the case of a GmbH & Co. KG, of its general partner).

(iii)	If the Security Agent acting on the instructions of the Hedge Counterparties disagrees with the Auditor’s Determination, it shall notify the respective German Guarantor accordingly. The Hedge Counterparties shall only be entitled to enforce the guarantee up to the amount which is undisputed between themselves and the respective German Guarantor in accordance with the provisions of paragraph (ii)(iii) above. In relation to the amount which is disputed by the Hedge Counterparties, the Hedge Counterparties shall be entitled to further pursue their claims under this guarantee (if any) in court but shall bear the burden of proof that the Auditor’s Determination is incorrect; it being understood, for the avoidance of doubt, that the respective German Guarantor shall not be obliged to pay such further amount claimed by the Hedge Counterparties on demand.

(iv)	If the guarantee was enforced without limitation because the Management Determination and/or the Auditor’s Determination (as the case may be) was not delivered within the relevant timeframe, the Hedge Counterparties shall repay to the respective German Guarantor any amount which is necessary to maintain its stated share capital or, in the case of a GmbH & Co. KG, that of its general partner or to avoid the creation or aggravation of an existing under-balance of such German Guarantor (or, in the case of a GmbH & Co. KG, of its general partner), calculated as of the date the demand under the guarantee was made and in accordance with paragraph (i) above.

(v)	In the case that any German Guarantor claims in accordance with the provisions of paragraphs (ii)(iii) and (iv)(v) above that the guarantee granted hereunder can only be enforced in a limited amount (as set out above), the relevant German Guarantor (or, in the case of a GmbH & Co. KG, its general partner) shall realise any asset that is shown in the balance sheet with a book value (Buchwert) that is significantly lower than the market value of such asset and that can be realised to the extent legally permitted and commercially justifiable.

(vi)	The limitations set out in this Clause 28.11 shall apply mutatis mutandis to all payment obligations of a German Guarantor incurred under or in connection with the Hedging Agreements in respect of the obligations of any of its Holding Companies or Affiliates (other than any of its Subsidiaries) under or in connection with the Finance Documents (by way of indemnification or otherwise).

(vii)

The limitations set out in this Clause 28.11 do not apply if and to the extent that the German Guarantor is a party to a domination and/or profit and loss pooling agreement (Beherrschungs- und/oder Gewinnabführungsvertrag) as dominated entity, provided that the enforcement of the guarantee and/or other payment obligations does not lead to a violation of the capital maintenance requirement as set out in Section 30 para 1 of the German Limited Liability Companies Act (Gesetz betreffend die Gesellschaften mit beschränkter Haftung).

(b)	Specific limitations for Dutch Debtors

Notwithstanding any contrary indication in this Agreement, in relation to a Dutch Debtor and any of its Subsidiaries and in relation to Debtors that are Subsidiaries of a Dutch company in which shares have been or will be acquired, this guarantee shall be limited to the extent required to comply with restrictions on financial assistance in Section 2:98c of the Dutch Civil Code (Burgerlijk Wetboek) or any other applicable law.

(c)	Specific limitations for Austrian Debtors

To the extent that the guarantee in this Clause 28 is given by an Austrian Debtor any and all obligations (Verpflichtungen) and liabilities (Haftungen) of an Austrian Debtor under such guarantee shall at all times be limited so that at no time the assumption of a liability (Haftungen) and/or obligation (Verpflichtung) shall be required to the extent that such liability (Haftung) or obligation (Verpflichtung) would violate Austrian capital maintenance rules (Kapitalerhaltungsvorschriften) pursuant to Austrian company law, in particular sections 82 et seq. of the Austrian Act on Limited Liability Companies (Gesetz über Gesellschaften mit beschränkter Haftung) and/or sections 52 and 65 et seq. of the Austrian Stock Corporation Act (Aktiengesetz) (the “Austrian Capital Maintenance Rules”). Should any obligation (Verpflichtung) and/or liability (Haftung) of an Austrian Debtor under the guarantee in this Clause 28 violate or contradict the Austrian Capital Maintenance Rules and therefore be held invalid or unenforceable in whole or in part or should the assumption or enforcement of such obligation (Verpflichtung) or liability (Haftung) expose any managing director or member of the supervisory board of any Austrian Debtor to personal liability or criminal responsibility, such obligation/or liability shall be deemed to be replaced by an obligation (Verpflichtung) and/or liability (Haftung) of a similar nature (i) which is in compliance with the Austrian Capital Maintenance Rules, (ii) which does not expose the managing directors or members of the supervisory board of the Austrian Debtor to any personal liability or criminal responsibility and (iii) which provides the best possible security interest admissible in accordance with the Austrian Capital Maintenance Rules in favour of the Hedge Counterparties. If the guarantee pursuant to this Clause 28 contradicts the Austrian Capital Maintenance Rules in relation to any amount of the obligations secured by such guarantee, the obligations secured by the guarantee pursuant to this Clause 28 as provided by any Austrian Debtor shall be reduced to such maximum amount which is permitted pursuant to the Austrian Capital Maintenance Rules (including zero).

(d)	Specific limitations for Belgian Debtors

To the extent that the guarantee in this Clause 28 is given by a Belgian Debtor, the Hedge Counterparties agree that the liability of any Belgian Debtor under this Clause 28 shall in all circumstances be limited to an amount equal to 85 per cent. of the net assets

(as determined in accordance with the Belgian Companies Code and accounting principles generally accepted in Belgium) of that Belgian Debtor calculated on the basis of the most recent audited annual accounts available at the date on which the relevant demand is made. In addition, any guarantee granted by a Belgian Debtor shall not include any liability which would constitute unlawful financial assistance, as determined under article 329 or 629 (or equivalent) of the Belgian Companies Code, or unlawful dividend distribution, as determined under article 320 or 617 (or equivalent) of the Belgian Companies Code.

(e)	Specific limitations for Finnish Debtors

To the extent that the guarantee in this Clause 28 is given by any Debtor incorporated in Finland (each a “Finnish Debtor”), the guaranteed obligations and liabilities of each Finnish Debtor shall be limited if (and only if), and only to the extent they would constitute (i) unlawful financial assistance within the meaning of Chapter 13 Section 10 of the Finnish Companies Act (1.9.2006/624, as amended, the “Finnish Companies Act”) or (ii) unlawful distribution of assets within the meaning of Chapter 13 Section 1 of the Finnish Companies Act, and it is agreed that the liability of each Finnish Debtor under the guarantee hereunder only applies to the extent permitted by the above mentioned provisions of the Finnish Companies Act.

(f)	Limitations on obligations of Luxembourg Debtors

(i)	Notwithstanding the foregoing and any other provision of any Finance Document to the contrary, the obligations and liabilities of any Luxembourg Debtor under any Finance Document for the obligations of any other Debtor (other than that Luxembourg Debtor) which is not a Subsidiary of that Luxembourg Debtor shall be limited at any time (with no double counting), to an aggregate amount not exceeding 90-95 per cent. of the greater of:

(A)	the sum of (i) the Luxembourg Debtor’s own funds (capitaux propres) (as referred to in Annex I to the Grand-Ducal Regulation dated 18 December 2015 setting out the form and content of the presentation of the balance sheet and profit and loss account, enforcing the Luxembourg law of 19 December 2002 on the commercial companies’ register and the accounting and annual accounts of undertakings, as amended (the “Own Funds”)) and (ii) any intragroup debt owed by such Luxembourg Debtor to any of its direct or indirect shareholders and to any member of the Group which is subordinated in accordance with the Debt Documents (as determined by Annex 1 of the Grand-Ducal Regulation of 18 December 2015 in relation to, inter alia, article 34 of the Luxembourg law of 19 December 2002 on the Register of Commerce and Companies, on accounting and on annual accounts of the companies) (the debts referred to in (ii) is referred to as the “Subordinated Affiliate Debt”), in each case as determined on the basis of the then latest available annual accounts of the Luxembourg Debtor duly established in accordance with applicable accounting rules, as at the date this Agreement was entered into; or

(B)	the sum of (i) the Own Funds and (ii) the Subordinated Affiliate Debt, in each case as determined on the basis of the then latest available annual accounts of the Luxembourg Debtor duly established in accordance with applicable accounting rules), as at the date on which the guarantee or security is called or enforced.

(ii)	Where, for the purpose of the above determination, (i) no duly established annual accounts are available for the relevant reference period (which will include a situation where, in respect of the determinations to be made above, no final annual accounts have been established in due time in respect of the then most recently ended financial year) or (ii) the relevant annual accounts do not adequately reflect the status of the Subordinated Affiliate Debt or Own Funds as envisaged above, in the sole opinion of the security agent, acting reasonably or (iii) the Luxembourg Debtor has taken corporate or contractual actions having resulted in the increase or decrease of its Own Funds or its Subordinated Affiliate Debt since the close of its last financial year, the Own Funds and the Subordinated Affiliate Debt will be valued either (i) at the fair market value or (ii) if no such market value has been determined, in accordance with the generally accepted accounting principles in Luxembourg and the relevant provisions of the Luxembourg law of 19 December 2002 on the commercial companies’ register and the accounting and annual accounts of undertakings, as amended.

(iii)	For the purpose of calculating the amounts available from a Luxembourg Debtor under the guarantee granted under this Clause 28, any amount called from such Luxembourg Debtor pursuant to this Clause 28, clause 23 (Guarantee and Indemnity) of the Senior Secured Facilities Agreement and/or under any Second Lien Debt Notes Guarantees (as defined in the Intercreditor Agreement) shall be taken into account, without double counting.

(g)	Specific limitations for Swedish Debtors

Notwithstanding any contrary indication in this Agreement, in relation to a Swedish Debtor the guarantee and indemnity set forth in this Clause shall be limited, if (and only if) required by the mandatory provisions of the Swedish Companies Act (Sw. Aktiebolagslag (2005:551)) regulating:

(i)	unlawful distribution of assets and transfer of value (Sw. värdeöverföring) pursuant to Chapter 17, Sections 1 to 4 of the Swedish Companies Act; and

(ii)	prohibited loans, security and guarantees pursuant to Chapter 21, Section 1 to 3 of the Swedish Companies Act.

28.12	Excluded obligations

Notwithstanding anything to the contrary contained herein or in any other Debt Document, neither the Secured Obligations of, nor the guarantee or indemnity given by nor the obligations guaranteed by, any Debtor pursuant to this Clause 28 or in any other Swap Support of Transaction Security shall include (or shall be deemed or construed to include) any Excluded Swap Obligations.

28.13	Additional limitations

(a)	In the case of any person which becomes a Debtor after the 2017 Effective Date, the guarantee of that Debtor shall in addition be subject to any limitations relating to that Debtor set out in any relevant Debtor Accession Deed.

(b)	Notwithstanding any provision to the contrary in any Debt Document, the obligations (Verpflichtungen) and liabilities (Haftungen) of an Austrian Debtor under any Debt Document shall at all times be limited so that at no time the assumption of a liability (Haftungen) and/or obligation (Verpflichtung) shall be required to the extent that such liability (Haftung) or obligation (Verpflichtung) would violate Austrian Capital Maintenance Rules. Should any obligation (Verpflichtung) and/or liability (Haftung) of an Austrian Debtor under any Debt Document violate or contradict the Austrian Capital Maintenance Rules and therefore be held invalid or unenforceable in whole or in part or should the assumption or enforcement of such obligation (Verpflichtung) or liability (Haftung) expose any managing director or member of the supervisory board of any Austrian Debtor to personal liability or criminal responsibility, such obligation/or liability shall be deemed to be replaced by an obligation (Verpflichtung) and/or liability (Haftung) of a similar nature (i) which is in compliance with the Austrian Capital Maintenance Rules, (ii) which does not expose the managing directors or members of the supervisory board of the Austrian Debtor to any personal liability or criminal responsibility; and (iii) which provides the best possible security interest admissible in accordance with the Austrian Capital Maintenance Rules in favor of the Secured Parties.

29.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

30.	GOVERNING LAW

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

31.	ENFORCEMENT AND PLACE OF PERFORMANCE

31.1	Jurisdiction

(a)	The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement or any non-contractual obligation arising out of or in connection with this Agreement) (a “Dispute”).

(b)	The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(c)	This Clause 31.1 is for the benefit of the Secured Parties only. As a result, no Secured Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Secured Parties may take concurrent proceedings in any number of jurisdictions.

31.2	Service of process

(a)	Without prejudice to any other mode of service allowed under any relevant law each Debtor (unless incorporated in England and Wales):

(i)	irrevocably appoints Midco as its agent for service of process in relation to any proceedings before the English courts in connection with this Agreement; and

(ii)	agrees that failure by a process agent to notify the relevant Debtor, as applicable, of the process will not invalidate the proceedings concerned.

(b)	Midco irrevocably accepts and agrees to its appointment as agent for service of process pursuant to paragraph (a) above.

(c)	If any person appointed as an agent for service of process is unable for any reason to act as agent for service of process, Midco (in the case of an agent for service of process for a Debtor) must immediately (and in any event within five days of such event taking place) appoint another agent on terms acceptable to the Agents. Failing this, the Agents may appoint another agent for this purpose.

(d)	Each Party appointing an agent for service of process above expressly agrees and consents to the provisions of this Clause 31 and Clause 30 (Governing law).

(e)	For the avoidance of doubt and insofar as Belgian law would apply, the designation by each Belgian Debtor of an agent for service of process pursuant to this Clause 31.2 constitutes an election of domicile with the meaning of Article 111 of the Belgian Civil Code.

31.3	Place of performance

The exclusive place of performance (Erfuellungsort) for all rights and obligations under this Agreement shall be at the seat of the Security Agent in London or any other place reasonably designated by the Security Agent but in any case a place outside the Republic of Austria, which, in particular, but without limitation, means that the payment of moneys under the Debt Documents must be made from and to a bank account outside of the Republic of Austria. It is expressly agreed between the Parties hereto that any such performance within the Republic of Austria will not establish Austria as the place of performance and shall be deemed not effective with respect to any Party hereto.

THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement and executed as a deed by the Intra-Group Lenders, the Subordinated Creditors and the Debtors and is intended to be and is delivered by them as a deed on the date specified above.